PROSPECTUS

                                               Filed pursuant to Rule 424(b)(3)
                                                     Registration No. 333-89863


                             GRANT GEOPHYSICAL, INC.

                               OFFER TO EXCHANGE

                      $100,000,000 IN PRINCIPAL AMOUNT OF
                        9  3/4 % SENIOR NOTES DUE 2008

                                      FOR

                   SHARES OF 8% CONVERTIBLE PREFERRED STOCK
                    WITH A LIQUIDATION VALUE OF $65,000,000

                 THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
          NEW YORK CITY TIME, ON FEBRUARY 7, 2000, UNLESS EXTENDED

                          TERMS OF THE EXCHANGE OFFER

*   We are offering to exchange        *   At the same time as this
    all of our outstanding  9 3/4%         offer, one of our stockholders is
    Senior Notes due 2008 for new          conducting a subscription offering
    shares of our preferred stock          of up to 23,377 shares of
    with an aggregate liquidation          preferred stock to holders of our
    value of $65,000,000.  We will         common stock. This exchange offer
    also issue to participants in          and the subscription offering are
    the exchange offer new shares          not dependent on each other.
    of our preferred stock with a
    liquidation value equal to the     *   There is currently no established
    accrued and unpaid interest on         trading market for either the
    the senior notes tendered              preferred stock or our common
    through the date of the                stock into which the preferred
    exchange.                              stock is convertible.  We do not
                                           expect that a trading market for
*   Tenders of outstanding senior          the preferred stock or our common
    notes may be withdrawn at any          stock will develop following the
    time prior to the expiration           completion of the exchange offer.
    of the exchange offer.

  TERMS OF THE 8% CONVERTIBLE PREFERRED STOCK OFFERED IN EXCHANGE FOR THE NOTES

* DIVIDENDS
  8% Cumulative annual dividends, payable quarterly in arrears, commencing on April 1, 2000, in cash or, at our option, in shares of our preferred stock.

* LIQUIDATION PREFERENCE
  $100 per share.

* VOTING RIGHTS
  The shares of preferred stock will vote together, as a single class, with shares of our common stock on an as-converted basis.

* OPTIONAL REDEMPTION
  We may redeem shares of the preferred stock at any time at a redemption price equal to the liquidation preference.

* CONVERSION PRICE
  $3 per share, subject to adjustment, and equal to an initial conversion ratio of 33 1/3 shares of our common stock for each share of preferred stock.

* CONVERSION RIGHT
  The preferred stock is convertible into our common stock at any time at the applicable conversion ratio.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. SEE THE RISK FACTORS SECTION BEGINNING ON PAGE 10.



NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is January 12, 2000

                             TABLE OF CONTENTS


Prospectus Summary......................................   1
Risk Factors............................................  10
Forward-Looking Statements..............................  13
The Exchange Offer......................................  14
Use of Proceeds.........................................  22
Capitalization..........................................  23
Ratio of Earnings to Fixed Charges......................  24
Selected Financial Data.................................  25
Management's Discussion and Analysis of Financial
   Condition and Results of Operations..................  27
Business................................................  36
Management..............................................  41
Executive Compensation..................................  43
Principal Stockholders..................................  46
Certain Relationships and Related Transactions..........  47
Description of Capital Stock............................  50
Legal Matters...........................................  53
Experts.................................................  53
Available Information...................................  53
Index to Financial Statements........................... F-1


YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO OFFER THESE SECURITIES.

                                  SUMMARY

     THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS TO HELP YOU UNDERSTAND THE EXCHANGE OFFER AND THE PREFERRED STOCK. YOU
SHOULD CAREFULLY READ THE ENTIRE PROSPECTUS TO UNDERSTAND FULLY THE TERMS OF THE EXCHANGE OFFER AND THE PREFERRED STOCK. THE PROSPECTUS ALSO CONTAINS TAX AND OTHER CONSIDERATIONS THAT ARE IMPORTANT TO YOU IN MAKING YOUR INVESTMENT DECISION. WE USE DEFINED TERMS IN THIS PROSPECTUS.
"GRANT" REFERS TO GRANT GEOPHYSICAL, INC. THE WORDS "COMPANY," "WE," "OUR" AND "OURS" REFER TO THE COMBINED OPERATIONS OF GRANT AND ITS CONSOLIDATED SUBSIDIARIES. YOU SHOULD PAY SPECIAL ATTENTION TO THE "RISK FACTORS" SECTION BEGINNING ON PAGE 10 OF THIS PROSPECTUS.

                                THE COMPANY

     We are a leading provider of seismic data acquisition in land and transition zone environments in selected markets, including the United States and Canada. We also provide seismic data acquisition services in Latin America, the Middle East and the Far East. Through our predecessors, we have participated in the seismic data acquisition service business in the United States and Latin America since the 1940s, the Far East since the 1960s and Canada since the 1970s. We have conducted operations in each of these markets, as well as in the Middle East, in the past three years. Our seismic data acquisition services are typically provided on an exclusive contract basis to domestic and international oil and gas companies and seismic data marketing companies. We also own interests in multi-client seismic data covering selected areas in the United States and Canada that are marketed broadly on a non-exclusive basis to oil and gas companies.

     We utilize sophisticated equipment to perform specialized 3D and 2D seismic surveys. All of our seismic data acquisition crews are capable of performing surveys in land environments and two are equipped to perform surveys in transition zone environments. Transition zone environments are swamps, marshes and shallow water areas that require specialized equipment and must be surveyed with minimal disruption to the natural environment.

THE EXCHANGE OFFER AND SUBSCRIPTION OFFERING

     The industry downturn that began late in the third quarter of 1998 prompted us to undertake activities we believe will both preserve our financial strength and position us to respond when market demand increases. Those activities include a worldwide reduction in personnel, a restructuring of our operations and marketing efforts and a restricted capital expenditure program.

     Our board of directors and management determined that it would be in the best interest of the company and our stockholders if we conducted an offer to exchange $100,000,000 principal amount of our 9 3/4 % Senior Notes due 2008 for shares of new convertible preferred stock with an aggregate liquidation value equal to 65% of the principal amount of senior notes tendered plus 100% of the accrued interest on the senior notes tendered. Through the exchange offer, we will reduce our outstanding indebtedness by converting a portion of our debt into equity. We believe that the consummation of the exchange offer will help us improve our capital structure and preserve our financial strength.

     We are currently conducting a separate consent solicitation to obtain consents from the holders of our outstanding senior notes in order to amend definitions and to modify some restrictive covenants in the indenture governing the outstanding senior notes. The consent of holders of a majority of the outstanding principal amount of the senior notes held by holders other than us, our subsidiaries and our affiliates are required to approve the proposed amendments to the indenture. Elliott Associates, L.P. and Westgate International, L.P., which hold approximately $56.3 million aggregate principal amount of senior notes, have advised us that they will tender in the exchange offer all of the senior notes held by them if the proposed amendments to the indenture have been previously approved.
After we receive the required consents, we plan to execute a supplemental indenture with the trustee to cause the proposed amendments to take effect, but only if, at that time, Elliott and Westgate have tendered all of their senior notes in the exchange offer.

     Between August 16, 1999 and January 5, 2000, we issued a total of 149,000 shares of our 8% Exchangeable Preferred Stock to Elliott at a price of $100 per share. The proceeds from the sale of the preferred stock totaled an aggregate of $14,900,000 and were used to meet our cash needs. Elliott is under no obligation to purchase any additional shares of 8% exchangeable preferred stock or otherwise provide additional financing for our operations. The 8% exchangeable preferred stock is exchangeable for any new securities that we propose to sell or issue. Prior to the consummation of the exchange offer, we will issue to Elliott, in exchange for all of the 8% exchangeable preferred stock then held by it, shares of our 8% Convertible Preferred Stock with an aggregate liquidation preference equal to the liquidation preference of the 8% exchangeable preferred stock plus accrued and unpaid dividends thereon exchanged by Elliott.

     Elliott has proposed a subscription offering, to be held at the same time as the exchange offer, of 15.26% of the shares of 8% convertible preferred stock that it will hold prior to the consummation of the exchange offer. In the subscription offering, Elliott will give our stockholders, other than itself and Westgate, the opportunity to purchase from Elliott their pro rata share of the 8% convertible preferred stock that Elliott will receive in exchange for its 8% exchangeable preferred stock on substantially the same terms upon which Elliott originally acquired the 8% exchangeable preferred stock. Elliott chose to offer 15.26% of its shares of 8% convertible preferred stock in the subscription offering because that is the percentage of our common stock held by our stockholders other than Elliott and Westgate. Elliott has proposed the subscription offering to permit our minority stockholders to participate, on a pro rata basis, with Elliott in its equity investment in our 8% convertible preferred stock acquired on the exchange of the 8% exchangeable preferred stock. This will allow our minority stockholders to avoid any dilution in their equity ownership as a result of Elliott's financing of the company through the purchase of the 8% exchangeable preferred stock.


                       SUMMARY OF THE EXCHANGE OFFER

     We are offering to exchange $100 million aggregate principal amount of our outstanding senior notes for shares of our 8% convertible preferred stock with an aggregate liquidation value equal to 65% of the aggregate principal amount of senior notes tendered plus 100% of the accrued and unpaid interest on the senior notes tendered through the date of the exchange.

The exchange offer.........................     We are offering to exchange shares of new
                                                preferred stock for the outstanding senior
                                                notes.  Outstanding senior notes may be
                                                exchanged only in amounts which are equal to
                                                whole multiples of $1,000.  Notes
                                                representing $100,000,000 aggregate principal
                                                amount are presently outstanding.

                                                If you participate in the exchange offer, you
                                                will receive shares of new preferred stock
                                                with an aggregate liquidation value equal to
                                                65% of the aggregate principal amount of the
                                                senior notes you tendered plus 100% of the
                                                accrued and unpaid interest through the date
                                                of the exchange on the senior notes you
                                                tender.

Expiration of exchange offer..............      The exchange offer will expire at 5:00 p.m.,
                                                New York City time, February 7, 2000, unless
                                                we, in our sole discretion, choose to
                                                terminate the exchange offer or extend the
                                                expiration date.

Conditions to the exchange offer..........      The exchange offer is subject to
                                                conditions, which we may waive.  We will
                                                accept any senior notes tendered by Elliott
                                                and Westgate.  The exchange offer is not
                                                conditioned upon any minimum aggregate
                                                principal amount of senior notes being
                                                tendered.  See "The Exchange Offer  -- Terms
                                                of the Exchange Offer -- Conditions to the
                                                Exchange Offer."

Procedures for tendering senior notes.....      If you wish to participate in the
                                                exchange offer, you must complete, sign and
                                                date the letter of transmittal and fax, mail
                                                or deliver the letter of transmittal,
                                                together with the outstanding senior notes,
                                                to the exchange agent.  If your outstanding
                                                senior notes are held through The Depository
                                                Trust Company, also known as DTC, you may
                                                deliver your outstanding senior notes by
                                                book-entry transfer.

                                                In the alternative, if your outstanding
                                                senior notes are held through the DTC and you
                                                wish to participate in an exchange offer, you
                                                may do so instead through the automated
                                                tender offer program of the DTC.  If you
                                                tender under this program, you will agree to
                                                be bound by the letter of transmittal that we
                                                are providing with this prospectus as though
                                                you had actually signed the letter of
                                                transmittal.

Special procedures for beneficial owners..      If you beneficially own
                                                outstanding senior notes registered in the
                                                name of a broker, dealer, commercial bank,
                                                trust company or other nominee and you wish
                                                to tender your outstanding senior notes in
                                                the exchange offer, you should promptly
                                                contact the registered holder and instruct it
                                                to tender the outstanding senior notes on
                                                your behalf.

                                                If you wish to tender your outstanding senior
                                                notes on your own behalf, you must either
                                                arrange to have your outstanding senior notes
                                                registered in your name or obtain a properly
                                                completed bond power from the registered hold
                                                prior to completing and executing the letter
                                                of transmittal and delivering your
                                                outstanding senior notes.  The transfer of
                                                registered ownership may take considerable
                                                time.

Guaranteed delivery procedures............      If you wish to tender your outstanding
                                                senior notes and cannot comply with the
                                                requirement to deliver the letter of
                                                transmittal and your outstanding senior notes
                                                or use the automated tender offer program of
                                                the DTC before the expiration time, you must
                                                tender your outstanding senior notes
                                                according to the guaranteed delivery
                                                procedures described in the "The Exchange
                                                Offer -- Terms of the Exchange Offer --
                                                Guaranteed Delivery Procedures."

Withdrawal rights.........................      You may withdraw the tender of your
                                                outstanding senior notes at any time prior to
                                                5:00 p.m., New York City time, on the
                                                expiration date.

Acceptance of outstanding senior notes
  and delivery of preferred stock.........      Subject to conditions as described more
                                                fully under "The Exchange Offer -- Terms of
                                                the Exchange Offer --Conditions to the
                                                Exchange Offer", we will accept for exchange
                                                any and all outstanding senior notes which
                                                are properly tendered in the exchange offer
                                                prior to 5:00 p.m., New York City time, on
                                                the expiration date.  The new preferred stock
                                                issued in the exchange offer will be
                                                delivered to you promptly following the
                                                expiration date.

Use of proceeds...........................      We will not receive any proceeds from the
                                                issuance of new preferred stock in the
                                                exchange offer.

Fees and expenses.........................      We will pay all expenses incident to the
                                                exchange offer.

Separate consent solicitation.............      We are presently conducting a separate
                                                consent solicitation to obtain consents from
                                                the holders of outstanding senior notes to
                                                amend definitions and modify restrictive
                                                covenants in the indenture governing the
                                                senior notes.  Consents from a majority of
                                                the outstanding holders of our senior notes
                                                other than us, our subsidiaries and our
                                                affiliates are required to approve the
                                                proposed amendments.

Concurrent offering.......................      One of our stockholders, Elliott, is
                                                concurrently conducting, by means of a
                                                separate prospectus, a subscription offering
                                                of 15.26% of the shares of 8% convertible
                                                preferred stock that will be held by it
                                                prior to the consummation of the
                                                exchange offer, to holders of our common
                                                stock.  The completion of the subscription
                                                offering and this exchange offering are not
                                                dependent on each other.

Exchange agent............................      LaSalle Bank National Association is serving
                                                as the exchange agent in connection with the
                                                exchange offer.  The exchange agent can be
                                                 reached at 135 South LaSalle Street, Room
                                                1960, Chicago, Illinois 60603, Attention:
                                                Sarah H. Webb.  For more information with
                                                respect to the exchange offer, the telephone
                                                number for the exchange agent is (312) 904-
                                                2444 and the facsimile number for the
                                                exchange agent is (312) 904-2236.

                  SUMMARY OF TERMS OF NEW PREFERRED STOCK

Securities offered.........   Shares of our 8% convertible preferred stock.

Dividends..................   Dividends on the preferred stock are payable
                              in cash or, at our option, in additional shares of preferred stock, on the first business day of each January, April, July and October beginning April 1, 2000. Dividends on the preferred stock will accrue at the rate of 8% per annum of the liquidation preference and be cumulative from the date on which the preferred stock was originally issued. We intend to pay dividends on the preferred stock in additional shares of preferred stock until further notice.

Liquidation preference.....   $100 per share, plus accrued and unpaid
                              dividends.

Voting rights..............   The shares of preferred stock will vote
                              together, as a single class, with shares of our common stock on an as-converted basis.

Optional redemption........   We may redeem any of the preferred stock at
                              any time at a redemption price per share equal to the liquidation preference, including any accumulated and unpaid dividends. Our ability to redeem the preferred stock is subject to restrictive covenants governing our indebtedness, including the restricted payments test in the indenture governing the senior notes.

Conversion rights..........   Each share of preferred stock may be
                              converted at any time at the option of the holder into that number of shares of our common stock as is equal to the liquidation preference of that share, which includes accrued and unpaid dividends, divided by an initial conversion price of $3. The conversion price is subject to adjustment upon the occurrence of specified events. As a result, each share of preferred stock will initially be convertible into 33 1/3 shares of our common stock. See "Description of Capital Stock -- 8% Convertible Preferred
                              Stock--Conversion Rights."

Ranking....................   The preferred stock will rank:

                                 * senior to our common stock and all
                                   of our other capital stock unless the
                                   terms of the other capital stock
                                   expressly provide that it ranks equally
                                   with the preferred stock; and

                                 * equally with any of our capital
                                   stock, the terms of which expressly
                                   provide that it will rank equally with
                                   the preferred stock.  After the
                                   consummation of the exchange offer, all
                                   of our other outstanding capital stock
                                   would rank junior to the preferred
                                   stock.


                               RISK FACTORS

     See "Risk Factors" for a discussion of factors you should carefully consider before deciding whether to exchange your senior notes in the exchange offer.

   SUMMARY SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following historical data, insofar as it relates to the year ended December 31, 1998, has been derived from Grant's audited consolidated financial statements included in this prospectus. The historical data as of and for the nine months ended September 30, 1999 has been derived from unaudited consolidated financial statements also appearing herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of the unaudited interim periods.

     The pro forma statement of operations data reflect the issuance of our 8% exchangeable preferred stock to Elliott and, prior to the completion of the subscription offering, the exchange of such shares, together with accrued and unpaid dividends thereon, for shares of 8% convertible preferred stock, and the completion of the exchange offer assuming senior notes representing 100% of the aggregate principal amount outstanding are exchanged for shares of new preferred stock, as if the transactions were completed as of January 1, 1998. The pro forma balance sheet data is as adjusted to give effect to the issuance of our shares of 8% exchangeable preferred stock to Elliott and, prior to the completion of the subscription offering, the exchange of such shares, together with accrued and unpaid dividends thereon, for shares of 8% convertible preferred stock, and as further adjusted to give effect to the completion of the exchange offer assuming senior notes representing 100% of the aggregate principal amount outstanding are exchanged for shares of new preferred stock, as if the transactions were completed as of September 30, 1999. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and related notes included in this prospectus. See also "Capitalization" and "Unaudited Pro Forma Consolidated Financial Statements."


                                                 YEAR ENDED DECEMBER 31, 1998          NINE MONTHS ENDED SEPTEMBER 30, 1999
                                                 ----------------------------          ------------------------------------
                                                 HISTORICAL         PRO FORMA             HISTORICAL             PRO FORMA
                                                 ----------         ---------          ---------------          -----------
                                                                   (unaudited)                                  (unaudited)
                                                                 (In thousands, except per share data)
     STATEMENT OF OPERATIONS DATA:
        Revenues                                $   175,512     $   175,512            $    44,721              $    44,721
        Operating income (loss)...............        6,346           6,346                (25,718)                 (25,718)
        Income (loss) from continuing
          operations..........................       (7,698)          1,423                (34,145)                 (26,421)
        Net loss applicable to common stock...       (8,138)         (4,370)               (34,213)                 (30,504)
     INCOME (LOSS) PER COMMON SHARE -
           BASIC AND DILUTED (1):
        Continuing operations.................  $     (0.54)    $      0.10            $     (2.37)            $      (1.82)
        Dividend requirement on pay-in-
           kind preferred stock...............        (0.03)          (0.41)                   ---                    (0.28)
                                                ------------    ------------           ------------            ------------
        Net loss per common share.............  $     (0.57)    $     (0.31)           $     (2.37)            $      (2.10)
                                                ============    ============           ============            ============
     WEIGHTED AVERAGE COMMON
        SHARES OUTSTANDING:
        Basic and diluted.....................       14,257          14,257                 14,526                   14,526
     CASH FLOW AND OTHER DATA:
        Cash provided by operating activities.  $    15,815                            $    (3,890)
        Cash used in investing activities.....      (31,305)                               (22,961)
        Cash provided by financing activities.       16,821                                 20,625
        Capital expenditures..................       23,654                                  4,649
        Ratio of earnings to fixed charges and
          preferred dividends (2).............         0.64 x          1.00 x(3)                --(4)                    --(3)(4)





                                                                AT SEPTEMBER 30, 1999
                                                     ---------------------------------------------
                                                        ACTUAL                PRO FORMA
                                                     ------------  -------------------------------
                                                                                      AS FURTHER
                                                                     AS ADJUSTED       ADJUSTED
                                                                   ---------------  --------------
                                                                             (UNAUDITED)
                                                                           (IN THOUSANDS)
           BALANCE SHEET DATA:
           Working capital                           $   1,949       $      6,899     $      6,449
           Total assets                                143,558            148,508          144,103
           Notes payable, current portion of long-
             term debt and capital lease obligations     7,651              7,651            7,651
           Long-term debt, subordinated debt
             and capital lease obligations
             excluding current portion(5)              119,327            119,327           19,985
                Total stockholders' equity              (3,146)             1,804           97,932

___________________________
(1)The pro forma earnings per share data assumes that senior notes representing 100% of the aggregate principal amount outstanding are exchanged for shares of new preferred stock.
(2)For purposes of calculating the ratio of earnings to fixed charges, "earnings" means income before income taxes and minority interest plus fixed charges less preferred stock dividends. Fixed charges include interest on indebtedness, amortization of debt issue costs and discount on senior notes, preferred stock dividends and that portion of lease expense (one-third) that is deemed to be representative of an interest factor. See also "Ratio of Earnings to Fixed Charges and Preferred Dividends."
(3)The pro forma ratio of earnings to fixed charges and preferred dividends assumes that senior notes representing 100% of the aggregate principal amount outstanding are exchanged for shares of new preferred stock.
(4)Historical and pro forma earnings were inadequate to cover fixed charges and preferred dividends by $33.8 million and $30.0 million, respectively.
(5)Assumes that 100% of the aggregate principal amount of senior notes outstanding are exchanged for new shares of 8% convertible preferred stock. See the Notes to Unaudited Pro Forma Consolidated Financial Statements.

                               RISK FACTORS

     WE URGE YOU TO CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE MAKING ANY INVESTMENT DECISIONS REGARDING THE EXCHANGE OFFER OR THE PREFERRED STOCK. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES THAT WE FACE. ADDITIONAL RISKS NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPACT OUR BUSINESS OPERATIONS.

WE ARE DEPENDENT ON THE VOLATILE OIL AND GAS INDUSTRY

     Our business depends in large part on the conditions of the oil and gas industry, and specifically on the capital expenditures of our customers. As a result of the decline in oil and gas prices beginning late in the third quarter of 1998, the level of overall oil and gas industry activity has declined substantially from levels experienced in recent years. Decreases in our customers' capital spending in connection with industry downturns have had and will likely result in decreased demand for our services. Our results of operations have varied and may continue to vary depending on the demand for our services. Unless demand increases, we will likely continue to operate at a loss.

WE ARE HIGHLY LEVERAGED AND HAVE SIGNIFICANT DEBT SERVICE REQUIREMENTS

     Our balance sheet is highly leveraged given our present operating level. As of December 31, 1999, our total indebtedness was approximately $127.8 million. If the exchange offer is not consummated, we will have significant interest expense and principal repayment obligations under the senior notes and our other debt. Our ability to meet our debt service requirements and comply with the covenants in our various debt agreements, including the indenture governing the senior notes, will depend upon our future performance, which is subject to the volatile nature of the seismic business and competitive, economic, financial and other factors that are beyond our control. If we are unable to generate sufficient cash flow from operations or obtain other financing in the future to service our debt, we may be required to sell assets, reduce capital expenditures or refinance all or a portion of our existing debt. There can be no assurance that any such financing can be obtained, particularly in view of the restrictions on our ability to incur additional debt under the indenture governing the senior notes, and the fact that substantially all of our assets are pledged to secure our term loan and working capital facility. As a result, the value of the senior notes could be significantly impaired. Also, there can be no assurance that Elliott or Westgate will provide additional financing or otherwise guarantee or otherwise provide credit support to enable us to obtain additional financing.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY INTENSE PRICE COMPETITION IN A SLACK MARKET

     Competition among seismic contractors historically is, and will continue to be, intense. Competitive factors have in recent years included price, crew experience, equipment availability, technological expertise and reputation for quality and dependability. Some of our competitors operate more data acquisition crews than we do and have substantially greater financial and other resources. These larger and better financed operators could enjoy an advantage over us if the competitive environment for contract awards shifts to one characterized principally by intense price competition.

OUR MULTI-CLIENT DATA LIBRARY COULD BECOME IMPAIRED DUE TO WEAK DEMAND OR TECHNOLOGICAL OBSOLESCENCE

     We have invested significant amounts in acquiring and processing multi-client data. There is no assurance that we will be able to recover all of the costs of these surveys in the future. Technological, regulatory or other industry or general economic developments could render all or portions of our library of multi-client data obsolete or otherwise impair its value. As of December 31, 1998 and September 30, 1999, the total value of the capitalized multi-client data library was $10.9 million and $24.4 million, respectively.

WE HAVE HIGH LEVELS OF FIXED COSTS

     Our business has high fixed costs, and downtime or low productivity due to reduced demand, weather interruptions, equipment failures or other causes can result in significant operating losses.

TECHNOLOGICAL ADVANCES MAY ADVERSELY AFFECT OUR COMPETITIVENESS

     Seismic data acquisition and processing is a capital intensive business. The development of seismic data acquisition and processing equipment has been characterized by rapid technological advancements in recent years and we expect this trend to continue. Manufacturers of seismic equipment may develop new systems that have competitive advantages over systems now in use that could render our current equipment obsolete or require us to make significant unplanned capital expenditures to maintain our competitive position. Under such circumstances, there can be no assurance that we would be able to obtain necessary financing on favorable terms.

WE ARE DEPENDENT UPON SIGNIFICANT CUSTOMERS

     We derive a significant amount of our revenue from a small number of independent oil and gas producers in the United States and major oil companies in international areas. During 1998 and the nine months ending September 30, 1999, our five largest customers accounted for approximately 28.8% and 37.9% of revenues, respectively. While our revenues are derived from a concentrated customer base, our significant customers may vary between years. Our inability to continue to perform services for a number of our large existing customers, if not offset by sales to new or other existing customers, could have a material adverse effect on us.

WE COMPETE IN A HIGHLY COMPETITIVE INDUSTRY

     We compete in a highly competitive area of the oilfield services industry. Our services are sold in a highly competitive market and our revenues and earnings may be affected by the following factors:

     * fluctuations in the level of activity and major markets;
     * changes in competitive prices;
     * general economic conditions; and
     * governmental regulation.

     We compete with the oil and gas industry's largest seismic service providers. Our management believes that the principal competitive factors in the market areas served by us are product and service quality and availability, technical proficiency and price.

OUR INTERNATIONAL OPERATIONS ARE SUBJECT TO SIGNIFICANT RISKS

     Our international operations are subject to risks inherent in doing business in foreign countries. During the nine months ended September 30, 1999, approximately 41% of our revenue was attributed to projects in international market areas. We expect international operations to continue to contribute materially to our revenues for the foreseeable future. International operations expose us to risks inherent in doing business outside the United states, including:

     * political changes;
     * expropriation;
     * currency restrictions and changes in currency exchange rates;
     * taxes; and
     * boycotts and other civil disturbances.

The risks associated with operating internationally are reflected in the recent decrease in our international sales, other than Canada, from $73.0 million in 1998 to $10.2 million during the nine months ended September 30, 1999. The decrease was primarily attributable to general economic conditions and political events in South America, the economic downturn in the Far East and the overall worldwide market for oil and gas.

WE DEPEND ON KEY PERSONNEL

     We depend on the continued services of our executive officers and other key management personnel. If we would lose any of these officers or other management personnel, this could adversely affect us.

THE IRS COULD ASSERT THAT THE EXCHANGE IS TAXABLE TO YOU

     We have been advised by our counsel that the exchange more likely than not constitutes a recapitalization under the Internal Revenue Code. As a result, no gain or loss should be recognized by you for federal income tax purposes as a result of the exchange, except to the extent that preferred stock is received in exchange for accrued interest on the senior notes. However, our counsel's opinion regarding the tax-free treatment of the exchange is based in part on its conclusions on issues that involve areas of law that are ambiguous or with regard to which legal authority is lacking. In order for the exchange to qualify as a recapitalization under the Internal Revenue Code, the senior notes must constitute securities for federal income tax purposes. In addition, tax-free treatment may also depend upon the preferred stock issued in the exchange not constituting non-qualified preferred stock. There are no federal income tax regulations, court decisions or published Internal Revenue Service authority that clearly define the terms security or non-qualified preferred stock. It is possible, therefore, that the Internal Revenue Service could successfully assert that the exchange does not constitute a recapitalization and could be taxable to you. In this event, you would recognize gain or loss on the exchange to the extent that the fair market value of the preferred stock exceeds your tax basis in your senior notes. You will not receive any cash in the exchange with which to pay any resulting tax. See "The Exchange Offer -- United States Federal Income Tax Considerations."

THERE IS NO ESTABLISHED MARKET FOR OUR NEW PREFERRED STOCK OR OUR COMMON
STOCK

     Although the new preferred stock may be resold or otherwise transferred by holders who are not affiliates of our company without compliance with the registration requirements under the Securities Act, they will be new securities for which there is currently no established trading market. Similarly, there is currently no established trading market for the common stock into which the preferred stock is convertible. We do not intend to apply for listing of the new preferred stock or our common stock on a national securities exchange or for quotation on an automated dealer quotation system. The liquidity of any market for the new preferred stock or our common stock will depend upon the number of holders of the stock, the interest of securities dealers in making a market in the stock and other factors. Accordingly, there can be no assurance as to the development or liquidity of any market for the stock. If an active trading market for the new preferred stock or our common stock does not develop, the market price and liquidity of the stock may be adversely affected. If shares of the new preferred stock or our common stock are traded, they may trade at a discount from their current value, depending upon the market for similar securities, our performance and other factors.

WE DO NOT PLAN TO PAY DIVIDENDS ON OUR COMMON STOCK

     Unlike the new preferred stock, the common stock into which the new preferred stock is convertible does not give the holder a right to receive dividends. We have paid no dividends on our common stock and we cannot assure you that we will achieve sufficient earnings to pay cash dividends on our common stock in the near future. Further, we intend to retain
earnings to fund our operations.   Additionally, the indenture governing
the senior notes and our credit facility restrict our ability to pay dividends and make other distributions. Therefore, we do not anticipate paying any cash dividends on our common stock for the foreseeable future. See "Dividends."

OUR ABILITY TO PAY THE LIQUIDATION PREFERENCE AND DIVIDENDS ON THE PREFERRED STOCK DEPENDS ON OUR FINANCIAL CONDITION AT THAT TIME

     Our obligations to the holders of our debt and other creditors take priority over our obligations to the holders of the preferred stock. The indenture governing the senior notes and our credit facility restrict our ability to pay dividends and make other distributions. Additionally, under Delaware law, we may not redeem the preferred stock for its stated liquidation preference if at that time our remaining assets are not sufficient to pay our outstanding obligations or if that redemption would impair our capital. See "Description of Capital Stock -- The 8% Convertible Preferred Stock."

PREFERRED STOCK COULD RESULT IN POTENTIAL DILUTION AND IMPAIR THE PRICE OF OUR COMMON STOCK

     To the extent that the preferred stock is converted into our common stock, our existing common stockholders will experience dilution in their percentage ownership of Grant. So long as the preferred stock is exercisable, the holders of preferred stock will have the opportunity to profit from a rise in the price of our common stock. The additional shares of common stock available for sale may have a negative impact on the price and liquidity of the common stock that is currently outstanding.

EFFECTS OF THE EXCHANGE OFFER ON NON-EXCHANGED SENIOR NOTES

     The tender of senior notes under the exchange offer will reduce the aggregate principal amount of the senior notes traded or held in the market place. As a result, it may become more difficult for holders to sell their senior notes. In addition, the reduced liquidity of the senior notes outstanding after the exchange offer could have the effect of reducing the market price at which the senior notes may be sold.

                        FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words "believe," "expect," "anticipate," "intend," "estimate," "assume" or similar expressions.

     YOU SHOULD NOT RELY ON OUR FORWARD-LOOKING STATEMENTS BECAUSE THE MATTERS THEY DESCRIBE ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER UNPREDICTABLE FACTORS, MANY OF WHICH ARE BEYOND OUR CONTROL.
Many relevant risks are described under the caption "Risk Factors" in this prospectus, and you should consider the important factors listed there as you read this prospectus.

     Our actual results, performance or achievements may differ materially from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements. We assume no responsibility to update our forward-looking statements.

                            THE EXCHANGE OFFER

CONCURRENT SUBSCRIPTION OFFERING

   Concurrently with this exchange offer, one of our stockholders, Elliott Associates, L.P., is conducting an offering under a separate prospectus of 15.26% of the shares of 8% convertible preferred stock that will be held by it prior to the consummation of the exchange offer, to holders of our common stock, other than Elliott and Westgate International, L.P.
We will not receive any proceeds from the subscription offering, nor can we assure you that Elliott will complete the concurrent subscription offering. This exchange offer and the concurrent subscription offering are not conditioned on each other. This prospectus relates only to the exchange offer and not to the subscription offering.

TERMS OF THE EXCHANGE OFFER

GENERAL

   Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any and all outstanding senior notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue shares of new preferred stock with an aggregate liquidation value equal to 65% of the aggregate principal amount of senior notes tendered plus 100% of the accrued and unpaid interest through the date of exchange on the senior notes tendered. Outstanding senior notes may be tendered only in integral multiples of $1,000. We are not conditioning the exchange offer upon any minimum aggregate principal amount of outstanding senior notes being tendered for exchange.

   As of the date of this prospectus, $100 million aggregate principal amount of our senior notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of the outstanding senior notes. There will be no fixed record date for determining registered holders of outstanding senior notes entitled to participate in the exchange offer.

   We intend to conduct the exchange offer according to the applicable requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission. Outstanding senior notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders have under the indenture governing the senior notes.

   We will be deemed to have accepted for exchange properly tendered outstanding senior notes when we have given oral or written notice of such acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new preferred stock. We will return any outstanding senior notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

   If you tender outstanding senior notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of your outstanding senior notes. We will pay all charges and expenses, other than some applicable taxes, in connection with the exchange offer. It is important for holders to read the section labeled "--Fees and Expenses" for more details regarding fees and expenses incurred in the exchange offer.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

   Unless sooner terminated, the exchange offer will expire at 5:00 p.m., New York City time, on February 7, 2000, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date will be the
latest date and time to which the exchange offer is extended.   Although we
do not intend to extend the exchange offer at this time, we expressly reserve the right to extend the exchange offer at any time by giving oral or written notice to the exchange agent. We will also make a public announcement of an extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any extension of the exchange offer, all outstanding senior notes previously tendered in the exchange offer and not withdrawn will remain subject to the exchange offer.

   If any of the conditions described below under "--Conditions to the Exchange Offer" have not been satisfied, we reserve the right, in our sole discretion to either:

          * delay accepting for exchange any outstanding senior notes;

          *  extend the exchange offer; or

          *  terminate the exchange offer

by giving oral or written notice of such delay, extension or termination to
the exchange agent.   We also reserve the right to amend the terms of the
exchange offer in any manner. However, we must accept any senior notes tendered by Elliott and Westgate and we may do so prior to the expiration date.

     We will, as promptly as practicable, notify you orally or in writing if there is any delay in acceptance, extension, termination or amendment of the exchange offer. If we amend the exchange offer in any manner that we determine to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement that we will distribute to you and, if required, a post effective amendment to the registration statement of which this prospectus forms a part. Depending upon the significance of the amendment to the exchange offer and the manner of disclosure to the registered holders, we will extend the exchange offer for a period of time if the exchange offer would otherwise expire during that period.

CONDITIONS TO THE EXCHANGE OFFER

     If in our reasonable judgment the exchange offer, or the making of any exchange by a holder of outstanding senior notes, would violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission:

          * we will not be required to accept for exchange, or to issue shares of new preferred stock in exchange for, any outstanding senior notes; and

          * we may terminate the exchange offer as provided in this prospectus before accepting any outstanding senior notes for exchange.

     We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding senior notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange specified above. We will give oral or written notice of any extension, amendment, nonacceptance or termination to the exchange agent and the holders of the outstanding senior notes as promptly as practicable.

     These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each right will be deemed an ongoing right that we may assert at any time or at various times. In addition, we will not accept for exchange any outstanding senior notes tendered and will not issue shares of new preferred stock in exchange for any outstanding senior notes if, at that time, any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus is a part.

PROCEDURES FOR TENDERING

     Only a registered holder of outstanding senior notes may tender their outstanding senior notes in the exchange offer. To tender in the exchange offer, a holder must either (1) comply with the procedures for manual tender or (2) comply with the automated tender offer program procedures of DTC described below:

     To complete a manual tender you must:

          * complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal;

          * have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires;

          * mail, fax or deliver the letter of transmittal to the exchange agent before the expiration date; and

          * deliver the outstanding senior notes to be tendered to the exchange agent with the letter of transmittal prior to the expiration date or make book-entry delivery of the outstanding senior notes to the exchange agent, in which case the exchange agent must receive, before the expiration date, a timely confirmation of book-entry transfer of the outstanding senior notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below.

     To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address provided below under "-- The Exchange Agent" before the expiration date. The tender by a holder that is not withdrawn before the expiration date will constitute an agreement between the holder and us according to the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

     If you wish to tender your outstanding senior notes and cannot comply with the requirement to deliver the letter of transmittal and your outstanding senior notes or use the automated tender offer program of the DTC before the expiration date, you must tender your outstanding senior notes according to the guaranteed delivery procedures described below.

     The method of delivery of the outstanding senior notes, the letter of transmittal and all other required documents to the exchange agent is at the holder's election and risk. Except as provided in the letter of transmittal, delivery of these items will be deemed made only when actually received or confirmed by the exchange agent. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to ensure delivery to the exchange agent before the expiration date. Holders should not send the letter of transmittal or outstanding senior notes to us. Holders may request their brokers-dealers, commercial banks, trust companies or other nominees to effect the above transactions on their behalf.

TENDERING THROUGH DTC'S AUTOMATED TENDER OFFER PROGRAM

     The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's automated tender offer program to tender outstanding senior notes. Instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, participants in the program may transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding senior notes to the exchange agent according to its procedures for transfer. DTC will then send an agent's message to the exchange agent.

     The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, stating that:

          * DTC has received an express acknowledgment from a participant in its automated tender offer program that is tendering outstanding senior notes which are the subject of book-entry confirmation;

          * the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, that the participant has received and agrees to be bound by the notice of guaranteed delivery; and

          *  the agreement may be enforced against the participant.

HOW TO TENDER IF YOU ARE A BENEFICIAL OWNER

     If you beneficially own outstanding senior notes that are registered in the name of a broker-dealer, commercial bank, trust company or other nominee and you wish to tender those senior notes, you should contact the registered holder promptly and instruct it to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your outstanding senior notes, either:

          * make appropriate arrangements to register ownership of the outstanding senior notes in your name; or

          * obtain a properly completed bond power from the registered holder of your outstanding senior notes.

The transfer of registered ownership may take considerable time and may not be completed before the expiration date.

SIGNATURES AND SIGNATURE GUARANTEES

     You do not need to have your signature guaranteed if the tendered senior notes are registered in the name of the signer of the letter of transmittal and the shares of new preferred stock to be issued in the exchange are to be issued to the registered holder. In any other case, you must endorse the outstanding senior notes to be tendered or accompany them with written instruments of transfer in form satisfactory to us and duly executed by the registered holder. In addition, the signature on the endorsement or instrument of transfer must be guaranteed by an eligible guarantor institution that is a member of one of the following recognized signature guarantee programs:

          *   The Securities Transfer Agents Medallion Program;

          *   The New York Stock Exchange Medallion Signature Program;

          *   The Stock Exchange Medallion Program; or

          * an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934.

If the new preferred stock or the outstanding senior notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the register for the outstanding senior notes, the signature on the letter of transmittal must be guaranteed by an eligible guarantor institution.

DETERMINATIONS UNDER THE EXCHANGE OFFER

     We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding senior notes and withdrawal of tendered outstanding senior notes. Our determination will be final and binding. We reserve the absolute right to reject any and all outstanding senior notes not properly tendered or any outstanding senior notes our acceptance of which would, in our opinion or the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to particular outstanding senior notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.
Unless waived, any defects or irregularities in connection with tenders of outstanding senior notes must be cured within the time we will determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of defects or irregularities in tenders of outstanding senior notes, or incur any liability for failure to give any such notification. Tenders of outstanding senior notes will not be deemed made until any defects or irregularities have been cured or waived. Any outstanding senior notes received by the exchange agent that are not properly tendered, and the defects or irregularities of which have not been cured or waived, will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

ISSUANCE OF NEW PREFERRED STOCK

     In all cases, we will issue shares of new preferred stock in certificated form for the outstanding senior notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives both:

          * the outstanding senior notes or a timely book-entry confirmation of the outstanding senior notes into the exchange agent's appropriate account at DTC; and

          * a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

The new preferred stock issued in the exchange offer will be delivered to you promptly following the expiration of the exchange offer.

RETURN OF OUTSTANDING NOTES NOT ACCEPTED OR EXCHANGED

     If we do not accept any tendered outstanding senior notes for exchange for any reason described in the terms and conditions of the exchange offer or if outstanding senior notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or nonexchanged outstanding senior notes will be returned without expense to their tendering holder. In the case of outstanding senior notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described below, the outstanding senior notes not exchanged will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

BOOK-ENTRY TRANSFER

     The exchange agent will make a request to establish an account with respect to the outstanding senior notes at DTC for purposes of the exchange promptly after the date of this prospectus. Any financial institution participating in DTC's system may make book-entry delivery of outstanding senior notes by causing DTC to transfer the outstanding senior notes into the exchange agent's account at DTC according to DTC's procedures for transfer.

     Holders whose outstanding senior notes are not immediately available or who are unable to deliver confirmation of the book-entry tender of their outstanding senior notes into the exchange agent's account at DTC or all other documents required by the letter of transmittal to the exchange agent on or before the expiration date must tender their outstanding senior notes according to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

     If you wish to tender your outstanding senior notes, but your outstanding senior notes are not immediately available or you cannot deliver your outstanding senior notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC's automated tender offer program before the expiration date, you may tender if, before the expiration date, the exchange agent receives from an eligible guarantor financial institution, either a properly completed and duly executed notice of guaranteed delivery or a properly transmitted agent's message and notice of guaranteed delivery:

          *   stating your name and address;

          * stating the registration number(s) of your outstanding senior notes and the total principal amount of outstanding senior notes tendered;

          *   stating that the tender is being made; and

          * guaranteeing that, within five business days after the expiration date, the letter of transmittal or an agent's message in lieu thereof, together with the outstanding senior notes or a book-entry confirmation and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent.

Unless the exchange agent receives the properly completed and executed letter of transmittal, as well as all tendered outstanding senior notes in proper form for transfer or a book-entry confirmation and all other documents required by the letter of transmittal, within five business days after the expiration date, we may, at our option, reject the tender.

     Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding senior notes according to the guaranteed delivery procedures described above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided in this prospectus, you may withdraw your tender at any time before 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective:

          * the exchange agent must receive a written notice of withdrawal at the address listed below under "--Exchange Agent"; or

          * you must comply with the appropriate procedures of DTC's automated tender offer program system.

Any notice of withdrawal must:

          * specify the name of the person who tendered the outstanding senior notes to be withdrawn as depositor;

          * identify the outstanding senior notes to be withdrawn, including the registration numbers of the outstanding senior notes and the total principal amount of the outstanding senior notes;

          * contain a statement that the holder is withdrawing its election to have such outstanding senior notes exchanged;

          * contain the signature of the depositor in the same manner as the original signature on the letter of transmittal used to deposit those outstanding senior notes or be accompanied by documents of transfer sufficient to permit the trustee for the outstanding senior notes to register the transfer into the name of the depositor withdrawing the tender; and

          * specify the name in which the outstanding senior notes are to be registered, if different from that of the depositor.

     If outstanding senior notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding senior notes and otherwise comply with the procedures of DTC.

     We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination will be final and binding on all parties. We will deem any outstanding senior notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

     Any outstanding senior notes that have been tendered for exchange, but are not exchanged for any reason will be returned to their holder without cost to the holder. In the case of outstanding senior notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, the outstanding senior notes will be credited to an account maintained with DTC for the outstanding senior notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Holders may re-tender properly withdrawn outstanding senior notes by following one of the procedures described under the caption "--Procedures for Tendering" above at any time on or before the expiration date.

EXCHANGE AGENT

     We have appointed LaSalle Bank National Association as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

                     LaSalle Bank National Association
                 Corporate Trust Administration, Room 1960
                         135 South LaSalle Street
                            Chicago, IL  60603
                           Attn:  Sarah H. Webb


      VIA FACSIMILE:                  CONFIRM BY TELEPHONE:
      (312) 904-2236                     (312) 904-2444

FEES AND EXPENSES

     We will bear all fees and the expenses of soliciting tenders of the outstanding senior notes. The principal solicitation is being made by mail. However, we may make additional solicitation by telephone or in person by our officers and regular employees and the officers and regular employees of our affiliates. No additional compensation will be paid to any such officers and employees who engage in soliciting tenders. We will also pay the cash expenses to be incurred in connection with the exchange, including:

          *   SEC registration fees;

          *   fees and expenses of the exchange agent and trustee;

          *   accounting and legal fees and printing costs; and

          *   related fees and expenses.

     We have not retained any dealer-manager or other soliciting agent in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer.
We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, the letter of transmittal and related documents to the beneficial owners of the outstanding senior notes and in handling or forwarding the tendered outstanding senior notes for exchange.

TRANSFER TAXES

     We will pay all transfer taxes, if any, applicable to the exchange of outstanding senior notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

          * new preferred stock or outstanding senior notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the outstanding senior notes tendered;

          * tendered outstanding senior notes are registered in the name of any person other than the person signing the letter of transmittal; or

          * a transfer tax is imposed for any reason other than the exchange of the outstanding senior notes under the exchange offer.

If satisfactory evidence of payment of any applicable transfer taxes or an exemption from payment of any applicable taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to such tendering holder.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion sets forth the opinion of Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., counsel to Grant, regarding the material United States federal income tax consequences to the holders of the senior notes resulting from the exchange. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to you if you are a holder who may be subject to special federal income tax laws, such as a dealer in securities, a financial institution, a life insurance company, an individual who is not a citizen or resident of the United States or a corporation, partnership or other entity that is not organized under the laws of the United States or any of its political subdivisions, or a person that holds the senior notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction. In addition, the following discussion does not consider the effect of any applicable foreign, state or local tax laws. Furthermore, this discussion does not purport to deal with all aspects of United States federal income taxation that, because of specific circumstances applicable to you, might be relevant to your decision to participate in the exchange. You are strongly urged to consult your tax advisors concerning the United States federal income tax considerations that may be specific to you as well as any tax consequences arising under the laws of any other taxing jurisdiction.

     The discussion below is based upon the current provisions of the Internal Revenue Code, existing and proposed treasury regulations promulgated under the Internal Revenue Code, rulings of the Internal Revenue Service and judicial decisions now in effect as of the date of this prospectus. Such authorities may be repealed, revoked or modified, possibly with retroactive effects, so as to result in United States federal income tax consequences different from those described below.

TREATMENT OF THE EXCHANGE AS A RECAPITALIZATION UNDER INTERNAL REVENUE CODE
SECTION 368.

     Based on our conclusions on the issues described below, the exchange more likely than not constitutes a recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code. As a result, you should not recognize gain or loss on the exchange, except to the extent that preferred stock is received for accrued interest. Your basis in the preferred stock received, exclusive of shares received for accrued interest, will equal your basis in the senior notes. The basis in the preferred stock received for accrued interest will equal the fair market value of those shares. You will recognize ordinary income attributable to any consideration received as payment for accrued interest on the senior notes that was not previously included in your income. If you have already included the accrued interest in income, you will not recognize any additional income as a result of the consideration received as payment for the accrued interest on the senior notes.

CONCLUSIONS RELATING TO TAX CONSEQUENCES

     Our opinion is based in part on our conclusion on issues that involve areas of law that are ambiguous or with respect to which legal authority is lacking and as to which limited guidance is available. We will not seek a ruling from the Internal Revenue Service regarding these issues. Consequently, there can be no assurance that the Internal Revenue Service will not challenge one or more of the conclusions described below upon which our opinion is based.

     Our opinion is based on our conclusion that the senior notes likely constitute securities for federal income tax purposes. The term security is not defined in the Internal Revenue Code or in the treasury regulations and has not been clearly defined in court decisions. Although there are a number of factors that may affect the determination of whether a debt instrument is a security, one of the most important factors is the original term of the instrument, or the length of time between the issuance of the instrument and its maturity. In general, instruments with an original term of more than ten years are likely to be treated as securities, and instruments with an original term of less than five years are unlikely to be treated as securities. Because the term of the senior notes originally exceeded ten years, we have concluded that the senior notes likely constitute securities for federal income tax purposes. However, given the uncertainty of the definition of security, it is possible that the Internal Revenue Service could take the position that the senior notes do not constitute securities. In that case, the exchange would not constitute a recapitalization and you would recognize gain or loss on the exchange to the extent that the fair market value of the preferred stock exceeds your tax basis in your senior notes.

     Our opinion also is based on our conclusion that the preferred stock likely is not non-qualified preferred stock. Non-qualified preferred stock is preferred stock that has one of several features, including a right on behalf of the issuer to redeem the stock if, as of the issue date, it is more likely than not that such right will be exercised. The term preferred stock means stock which is limited and preferred as to dividends and does not participate in corporate growth to any significant extent. Regulations have not been issued on this standard. Moreover, the legislative history is unclear as to the affect of the conversion privilege on the classification of stock as preferred stock. Finally, regulations have not been issued with respect to the more likely than not standard for redemption exercise. It is possible that the Internal Revenue Service could take the position that the preferred stock constitutes non-qualified preferred stock. In that case, it is possible that the exchange would not constitute a recapitalization and you would recognize gain or loss on the exchange to the extent that the fair market value of the preferred stock exceeds your tax basis in your senior notes. However, the legislative history to the non-qualified preferred stock provisions of the Internal Revenue Code indicates that an exchange of non-qualified preferred stock for debt securities having the same or greater value can qualify as a tax-free reorganization. As a result, use of the preferred stock does not appear to preclude tax-free reorganization treatment even if such stock constitutes non-qualified preferred stock.


                              USE OF PROCEEDS

     We will not receive any cash proceeds from the issuance of the new preferred stock in the exchange offer. In consideration for issuing the new preferred stock, we will receive in exchange our outstanding senior notes. We will issue new preferred stock with an aggregate liquidation value equal to 65% of the aggregate amount of senior notes tendered plus 100% of the accrued and unpaid interest on the senior notes tendered through the date of the exchange.

                                CAPITALIZATION

 We have provided our capitalization as follows:

 *    as of September 30, 1999;
 * as adjusted to give effect to the issuance of our 8% exchangeable preferred stock to Elliott and, prior to the completion of the subscription offering, the exchange of such shares, together with accrued and unpaid dividends thereon, for shares of 8% convertible preferred stock; and
 * as further adjusted to give effect to the completion of the exchange offer assuming senior notes representing 100% of the aggregate principal amount outstanding are exchanged for shares of our new preferred stock.

The consummation of the subscription offering will not affect our consolidated debt or consolidated capitalization.

 You should read this table in conjunction with the Unaudited Consolidated Pro Forma Statement of Operations, Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements of Grant and GGI Liquidating Corporation, and the related notes, included elsewhere in this prospectus.

                                                                September 30, 1999
                                      ---------------------------------------------------------------------------------
                                        Historical                                    Pro Forma
                                      -------------- ------------------------------------------------------------------
                                                                         As                                 As Further
                                                                      Adjusted                               Adjusted
                                                                   --------------                        --------------
                                                                    (unaudited)
                                                                   (in thousands)
Cash and cash equivalents             $    1,949      $  6,650(c)  $    8,599         $      (450)(g)    $      8,149
                                      ==========                   ==========                            ============
Current portion of long-term debt
 and notes payable                    $    7,651                   $    7,651                            $      7,651
                                      ==========                   ==========                            ============

Long-term debt,excluding current
 indebtedness 9 3/4% Senior Notes
 due 2008                                 99,342                       99,342            (100,000)(d)               0
                                                                                              658 (e)
Other                                     19,985                       19,985                                  19,985
                                      ----------                   ----------                            ------------
       Total long-term debt              119,327                      119,327                                  19,985

Stockholders' equity:
  Preferred stock, $.001 par value
  per share:
        8% Convertible
        Preferred Stock(a)                 8,250       6,943(c)        15,193              65,000 (d)          81,384
                                                                                            1,191 (d)
  Common stock, $.001 par value per
  share (b)                                   14                           14                                      14
Additional Paid-in capital                41,757                       41,757                                  41,757

Accumulated (deficit) earning            (51,396)       (293)(c)      (51,689)             35,000 (d)         (21,752)
                                                                                             (658)(e)
                                                                                           (3,955)(e)
                                                                                             (450)(g)
Accumulated other comprehensive loss      (1,771)                      (1,771)                                 (1,771)
                                      ----------                   ----------                            ------------
       Total stockholders' equity         (3,146)                       3,504                                  99,632

Total capitalization                  $  123,832                   $  130,482                            $    126,998
                                      ==========                   ==========                            ============


(a)Actual: 1,000,000 shares authorized, 82,500 shares outstanding; as adjusted: 1,000,000 shares authorized, 151,930 shares outstanding; as further adjusted: 1,000,000 shares authorized, 813,840 outstanding. Between October 1, 1999 and January 5, 2000, we issued 66,500 shares of 8%. Exchangeable preferred stock a price of $100 per share. We also issued 677 shares and 2,253 shares of 8% exchangeable preferred stock to Elliott as of October 1, 1999 and January 1, 2000, respectively, as dividends on the 8% exchangeable preferred stock payable on those dates. We expect that all shares of 8% exchangeable preferred stock owned by Elliott will be exchanged prior to the subscription offering for shares of 8% convertible preferred stock with a liquidation preference equal to that of the 8% exchangeable preferred stock plus any accrued and unpaid dividends on the shares exchanged.
(b)50,000,000 shares authorized, 14,526,055 shares outstanding.
(c)Adjustment to convert Elliott's 8% exchangeable preferred stock to 8% convertible preferred stock including accrued but unpaid dividends.
(d)Adjustment to exchange 100% of the outstanding senior notes to 8% convertible preferred stock including accrued but unpaid interest.
   The range of possible results associated with the exchange offer, assuming only 56.3% ($56.3 million face value) of the outstanding senior notes, representing notes owned by Elliott, are exchanged are presented in the Notes to Unaudited Pro Forma Consolidated Financial Statements.
(e)Adjustment for the write off of the remaining debt discount.
(f)Adjustment for the write off of the remaining debt issuance costs.
(g)Adjustment to record the estimated expenses of the exchange offer and the subscription offering.

      RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS



                                 GGI                                                            Grant
                        --------------------------------------- ------------------------------------------------------------------
                                                                                                                     Pro Forma
                                                                                                              --------------------
                                                                                               Nine Months             Nine Months
                                                   Nine Months    Three Months                    ended                    ended
                         Years Ended December 31,     Ended           Ended        Year Ended   September   Year Ended   September
                        -------------------------  September 30,   December 31,    December 31,    30,      December 31,    30,
                        1994     1995    1996         1997            1997            1998       1999          1998       1999
                        -----  -------- --------- -------------   ------------   ------------- ----------  ------------ ----------
Ratio of earnings
  to combined fixed
  charges and preferred
  dividends(1)          --(2)  0.82x(3) --(2)        1.41 x           --(2)         0.64x(3)     --(2)       0.85x(3)     --(2)




(1) For purposes of calculating the ratio of earnings to combined fixed charges and preferred dividends, "earnings" means income before income taxes and minority interest plus fixed charges less preferred stock dividends. Fixed charges include interest on indebtedness, amortization of debt issue costs and discount on senior notes, preferred stock dividends and that portion of lease expense (one-third) that is deemed to be representative of an interest factor.
(2) Earnings were inadequate to cover combined fixed charges and preferred dividends by $16.5 million, $80.8 million, $8.1 million, $33.8 million and $30.0 million for the years ended December 31, 1994 and 1996, the three months ended December 31, 1997, the nine months ended September
      30, 1999 and the pro forma nine months ended September 30, 1999, respectively. Earnings for the year ended December 31, 1994 include a $9.9 million charge for asset impairment. In December 1996, GGI filed for bankruptcy protection under the United States Bankruptcy Code. The filing was precipitated by a number of factors, including GGI's overly rapid expansion efforts in the United States and Latin
      America, which contributed to poor operational results in those markets, and the development of a proprietary data recording system, which did not meet expectations. Earnings for the three months ended December 31, 1997 include a $6.4 million charge for asset impairment. Earnings for the nine months ended September 30, 1999 and pro forma nine months ended September 30, 1999 include a $4.7 million charge for asset impairment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".
(3) For the year ended December 31, 1995 and 1998 and the pro forma year ended December 31, 1998, the coverage ratio was less than 1:1. We would need to generate additional earnings of $1.7 million, $4.2 million and $6,000, respectively, to achieve a coverage of 1:1 in these periods.






                   SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected consolidated financial data for Grant and its predecessor, Grant Liquidating Corporation, also known as GGI. The following GGI and Grant data, insofar as it relates to:

 *  the three-month period ended December 31, 1997;
 *  the year ended December 31, 1998; and
 *  the balance sheet at each of those respective dates

has been derived from audited consolidated financial statements, including those appearing elsewhere in this prospectus.

     The selected consolidated financial data as of and for the nine-month periods ended September 30, 1999 and 1998 has been derived from unaudited financial statements also appearing herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, that Grant considers necessary for a fair presentation of its financial position and results of the unaudited interim periods. The selected historical financial data set forth below should be read in conjunction with the consolidated financial statements and the related notes included in this prospectus. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                 GGI                                       GRANT
                                              ----------------------------------------------     ----------------------------------
                                                                                Nine months         Three months          Year
                                                  Year Ended December 31,         ended                ended             ended
                                              ------------------------------   September 30,         December 31,      December 31,
                                                 1994      1995      1996          1997                 1997               1998
                                              ---------- --------- ---------  --------------     -----------------  ---------------
                                                                           (In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
   Revenues                                    $ 73,691  $ 91,996  $ 105,523    $ 92,705         $    37,868        $  175,512
   Operating income (loss)                       (9,241)    4,999    (65,970)      6,794              (5,033)            6,346
   Income (loss) from continuing
     operations                                 (11,438)    3,162    (76,027)       (425)             (5,666)           (7,698)
   Net loss applicable to common stock                                                                (6,143)           (8,138)
LOSS PER COMMON SHARE -
     ASSUMING BASIC AND DILUTED:
   Continuing operations                                                                         $     (1.18)        $    (.54)
   Dividend requirement on pay-in-
      kind preferred stock                                                                              (.10)             (.03)
                                                                                                 -------------       -----------
   Net loss per common share                                                                     $     (1.28)        $    (.57)
                                                                                                 =============       ===========
WEIGHTED AVERAGE COMMON
   SHARES OUTSTANDING:
   Basic and diluted                                                                                   4,798            14,257
CASH FLOW AND OTHER DATA:
   Cash provided by (used in) operating
     activities                                $  3,170  $  2,759  $  (9,346)   $  4,526          $    5,386         $  15,815
   Cash used in investing activities             (9,698)   (9,272)   (10,181)     (6,731)            (19,715)          (31,305)
   Cash provided by financing activities          5,260     6,929     25,667       1,289              15,072            16,821
   Capital expenditures                           8,463    14,921     25,799       4,154              12,400            23,866
   Ratio of earnings to combined fixed
     charges and preferred dividends (1)          -- (2)   0.82 x      -- (2)     1.41 x               -- (2)            0.64 x
BALANCE SHEET DATA:
(at end of period)
   Working capital                             $  3,022  $  8,033  $  22,421                       $  16,190         $  14,373
   Total assets                                  61,609    86,932     70,123                         155,704           166,441
   Pre-petition liabilities subject to
     chapter 11 case                                -         -       90,244                             -                 -
   Notes payable, current portion of
     long-term debt and capital lease
     obligations                                 14,495    18,430        589                           1,158             2,522
   Long-term debt, subordinated debt
     and capital lease obligations
     excluding current portion                    4,917     8,789          -                          75,195           110,817
        Total stockholders' equity               26,399    29,715    (34,213)                         41,992            22,002



                                                                          Grant
                                                       ----------------------------------------
                                                                    Nine months ended
                                                                      September 30,
                                                       ----------------------------------------
                                                              1998                    1999
                                                       -------------------      ---------------
                                                                         (unaudited)
                                                          (In thousands, except per share data)

STATEMENT OF OPERATIONS DATA:
   Revenues                                             $    147,357             $    44,721
   Operating income (loss)                                    12,416                 (25,718)
   Income (loss) from continuing operations                    2,095                 (34,145)
   Net income (loss) applicable to
        common stock                                    $      1,655             $   (34,213)
                                                        ============             ===========
INCOME (LOSS) PER SHARE
   Continuing operations                                $       0.15             $     (2.37)
   Dividend requirement on pay-in-kind
          preferred stock                                      (0.03)                     -
                                                        ------------             -----------
   Net income (loss) per share                          $       0.12             $     (2.37)
                                                        ============             ===========
WEIGHTED AVERAGE COMMON
     SHARES OUTSTANDING:
   Basic and diluted                                          14,426                  14,526
CASH FLOW AND OTHER DATA:
   Cash provided by operating activities                $      8,048             $    (3,890)
   Cash used in investing activities                         (22,992)                (22,961)
   Cash provided by financing activities                      14,256                  20,625
   Capital expenditures                                       18,031                   4,649
   Ratio of earnings to combined fixed charges and
     preferred dividends (1)                                   1.57x                    -- (2)
BALANCE SHEET DATA:
(at end of period)
   Working capital                                      $     22,947              $    1,949
   Total assets                                              183,843                 143,558
   Notes payable, current portion of long-term debt
     and capital lease obligations                             2,865                   7,651
   Long-term debt, revolving line of credit-affiliate
      and capital lease obligations excluding
      current portion                                        107,575                 119,327
        Total stockholders' equity                            31,532                  (3,146)

_________
(1)For purposes of calculating the ratio of earnings to fixed charges, "earnings" means income before income taxes and minority interest plus fixed charges less preferred stock dividends. Fixed charges include interest on indebtedness, amortization of debt issue costs and discount on senior notes, preferred stock dividends and that portion of lease expense (one-third) that is deemed to be representative of an interest factor. See also "Ratio of Earnings to Combined Fixed Charges and Preferred Dividends."
(2)Earnings were inadequate to cover fixed charges and preferred dividends by $16.5 million, $80.8 million, $8.1 million, and $33.8 million for the years ended December 31, 1994 and 1996, the three months ended December 31, 1997 and the nine months ended September 30, 1999.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS




OVERVIEW

 We were formed in September 1997. On September 30, 1997, Grant acquired substantially all of the assets and assumed liabilities of GGI under GGI's Second Amended Plan of Reorganization (the "Plan"), which was confirmed by the United States Bankruptcy Court for the District of Delaware on September 15, 1997. On December 23, 1997, Grant, through a wholly owned Canadian subsidiary, acquired all of the outstanding shares of Solid State Geophysical, Inc ("Solid State").

 In December 1996, GGI filed for protection under the United States Bankruptcy Code and began its reorganization under the supervision of the bankruptcy court. The filing was precipitated by a number of factors, including an overly rapid expansion in the United States and Latin American areas, which contributed to poor operating results in those areas, particularly in Peru, the attempted development of a proprietary data recording system, which did not meet operating expectations, and a lack of available capital, which led to a severe working capital shortage. These factors impaired GGI's ability to service its debt, finance its existing capital expenditure requirements and meet its working capital needs. In addition, GGI was unable to raise additional equity, causing a disproportionate reliance on debt financing and equipment leasing. In connection with its reorganization, GGI replaced its senior management, disposed of unprofitable operations, operated as debtor in possession and developed the Plan, which was confirmed by the bankruptcy court on September 15, 1997 and consummated on September 30, 1997, with Grant's purchase of substantially all of the assets and assumption of liabilities of GGI.

RESULTS OF OPERATIONS

THE NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED WITH THE NINE MONTHS ENDED SEPTEMBER 30, 1998

     REVENUES. Consolidated revenue decreased $102.7 million, or 70%, from $147.4 million for the nine months ended September 30, 1998 to $44.7 million for the nine months ended September 30, 1999. This decrease was the result of lower demand for our seismic acquisition services in both the domestic and international markets. The decrease in the price of oil and gas that occurred between the fourth quarter of 1997 and the first quarter of 1999 has significantly reduced demand for our services. While demand has increased slightly in the third quarter of 1999, primarily in the international market, the land seismic acquisition business remains severely depressed over levels experienced during the prior year. We are unable to predict with any certainty when the market for seismic services is likely to recover and, until such time, will continue to experience significant operating losses.

     Revenues from the southern United States data acquisition operations decreased $37.4 million, or 61%, from $61.0 million for the nine months ended September 30, 1998 to $23.6 million for the nine months ended September 30, 1999. This decrease was attributable to our operating six seismic data acquisition crews continuously in the United States during the nine months ended September 30, 1998 compared with only two to four crews operating in the same period in 1999. In addition, during the third quarter of 1999, two of the crews were performing multi-client projects with average underwriting, or pre-commitments, of only 50% of total project costs. This compares to the same period in 1998 when the average underwriting for the two multi-client projects in process was approximately 88% of total costs. The significance of the decreased underwriting base to our revenues for the nine months ending September 30, 1999 is a reflection of our revenue recognition policy whereby only the underwritten portion of the project is recognized as revenue during the current period. Firm backlog for the United States at November 30, 1999 was $8.1 million with approximately $7.6 million of that backlog scheduled for completion in 2000.

     Revenues from data processing were $1.2 million for the nine months ended September 30, 1999. We purchased our data processing operations in July 1998. Therefore, the nine months ended September 30, 1998 include only three months of activity and are not comparable. We operated processing centers in Houston, Midland and Dallas, Texas for the entire nine-month period in 1999.

     Revenues from the Canadian data acquisition operations decreased $5.2 million, or 42%, from $12.5 million for the nine months ended September 30, 1998, to $7.3 million for the nine months ended September 30, 1999. The majority of the decrease was due to a decrease in activity experienced during the first quarter of 1999. We operated as many as six land seismic crews in Canada during the first quarter of 1998, compared to only three crews during the same period in 1999.

     We began our multi-client data acquisition activities in the United States and Canada during the second quarter of 1998. At September 30, 1999, we had completed all or a portion of fourteen data library projects totaling approximately 1,685 square miles in Texas, California, Wyoming and Canada. This consists of 853 square miles completed in 1998 and 832 square miles during the first nine months of 1999. Due to the continued depressed demand for seismic services, an inability to secure adequate initial customer underwriting and a lack of sufficient liquidity, we no longer intend to continue building a multi-client data library in the southern United States. We are committed to only one project located in Canada for approximately 13 squares miles. The costs of that project are approximately 75% underwritten. We do not intend to pursue any additional multi-client projects unless they are substantially underwritten. The revenues associated with the underwriters' portion of multi-client data programs are recognized as a component of the data acquisition revenues discussed above. Revenue from sales of the data library for the nine months ended September 30, 1999 was $2.4 million compared to only $388,000 for the same period ended September 30, 1998.

     Revenues from the Far East decreased $20.2 million, or 76%, from $26.5 million for the nine months ended September 30, 1998 to $6.3 million for the nine months ended September 30, 1999. During the first nine months of 1998, our Far East operations consisted of as many as five crews: three in Bangladesh and two in Indonesia. During the same period in 1999, we operated one crew for the first four months in Bangladesh and are currently mobilizing one crew in Indonesia.*

     Revenues from Latin America decreased $42.6 million, or 92%, from $46.5 million for the nine months ended September 30, 1998 to $3.9 million for the nine months ended September 30, 1999. During the first nine months of 1998, our Latin American operations consisted of as many as seven seismic crews operating in Bolivia, Brazil, Colombia, Ecuador and Guatemala. During the same period in 1999, five crews operated in Mexico,
Ecuador, Guatemala, Brazil and Colombia.    *

   EXPENSES. Our operating expenses as a percentage of revenues increased to 86% for the nine months ended September 30, 1999 from 73% for the nine months ended September 30, 1998. This percentage increase can be attributed to reduced operating margins on multi-client projects during the third quarter of 1999 and unanticipated startup and operating expenses on two Latin American crews incurred during the second and third quarters of 1999. Operating expenses during the nine months ended September 30, 1999 decreased $68.8 million to $38.6 million, compared to $107.4 million for the same period ended in 1998. This decrease is a result of the revenue decreases experienced throughout all of our operating regions as described above.

   Selling, general and administrative expenses decreased $1.7 million, or 15%, to $9.7 million for the nine months ended September 30, 1999 from $11.4 million for the nine months ended September 30, 1998. Beginning in the fourth quarter of 1998 and continuing through the first and second quarters of 1999, we have reduced support and overhead personnel in all of our operating regions and corporate office. The effects of these cost reductions are expected to be realized in reduced selling, general and administrative expenses throughout the remainder of 1999. There have been limited increases in support and overhead personnel during the third quarter of 1999, in response to the increase in demand for seismic services being experienced primarily in the international markets. While selling, general and administrative expenses increased as a percentage of revenue to 22% in the first nine months of 1999 from 8% for the same period in 1998, such amounts decreased in actual terms as a result of our cost reduction efforts outlined above, due to our reduced revenue.

   Our depreciation and amortization increased $1.3 million, or 8%, to $17.4 million for the nine months ended September 30, 1999 from $16.1 million for the nine months ended September 30, 1998. The increase was the result of depreciation on new assets purchased during the twelve-month period ended September 30, 1998.

     We recorded a $4.7 million charge for asset impairment in the quarter ended September 30, 1999. We recorded this special charge to reduce the carrying value of our multi-client data to net realizable value based on
revised future licensing prospects for such data.   On a quarterly basis,
management estimates the residual value of each survey and additional amortization is provided if the remaining revenues reasonably expected to be obtained from any survey are less than the carrying value of such survey.

   OTHER INCOME (DEDUCTIONS). Interest expense, net of interest income, increased $2.0 million, or 29%, to $8.8 million for the nine months ended September 30, 1999 from $6.8 million for the nine months ended September 30, 1998. Interest expense for the nine months ended September 30, 1999 was $9.4 million. The increase can be attributed to the sale on February 18, 1998 of $100 million of senior notes due 2008. Consequently, the period ended September 30, 1999 included an additional forty-eight days of interest expense due on the senior notes. In addition, the outstanding balance on our revolving credit facility increased $17.4 million between the two periods. These funds were used to finance multi-client data projects, to fund capital expenditures and to provide working capital.

   TAX PROVISION. The income tax provision consisted of income taxes in foreign countries. For the nine months ended September 30, 1998, this includes provisions for taxes in Colombia, Ecuador, Guatemala, Bangladesh and Indonesia. The same period in 1999 includes provisions for taxes in Colombia, Ecuador, Bangladesh and Canada. No benefit for United States federal income taxes was made for either period, given the uncertainty of realization of such tax benefits.

GRANT FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 1998 COMPARED WITH GRANT AND GGI COMBINED TWELVE-MONTH PERIOD ENDED DECEMBER 31, 1997

      The following analysis compares our operating results for the twelve-month period ended December 31, 1998 with our combined operating results for the three-month period ended December 31, 1997, including the operating results of Solid State for such period, and the operating results of GGI for the nine-month period ended September 30, 1997. Grant began operations immediately following its acquisition of substantially all of the assets and liabilities of GGI on September 30, 1997 and Grant acquired Solid State in December 1997. Because of the significant changes in Grant's control and management and scope of operations following the consummation of the Plan, comparisons may not be meaningful.

   REVENUES.   Our revenues for the twelve months ended December 31, 1998 were $175.5 million, compared with $130.6 million of combined revenue for GGI and Grant for the twelve months ended December 31, 1997. The increase of $44.9 million, or 34.4%, was the result of growth in revenues in both the United States and the Far East and the inclusion of a full year of Solid State's results of operations in 1998 compared to only three months in 1997.

   Revenues from the United States operations increased $24.9 million, or 46.4%, from $53.7 million to $78.7 million in 1998. Revenues from the United States data acquisition operations increased $24.0 million, or 44.7%, from $53.7 million in 1997 to $77.8 million in 1998. This increase was due primarily to the addition of two Solid State crews in the northern United States for the entire year versus only one crew for three months in 1997 and the addition of new and more efficient recording instrumentation. Productivity was enhanced by increasing the seismic recording channel count per crew and, whenever possible, utilizing a twenty-four hour recording schedule. During 1998, there were as many as eight seismic crews operational in the United States versus only six to seven crews operational in 1997. Beginning late in the third quarter of 1998, due primarily to the low oil and gas prices, demand for data acquisition recording services in the United States and elsewhere began to decline. By the end of December 1998, there were six crews operating or mobilizing in the U.S.

   Revenues from data processing were $957,000 for 1998. We purchased our data processing operations in July 1998, therefore, there are no comparable results for 1997. We operated processing centers in Midland and Dallas, Texas for the entire six months and began operations in a newly established Houston, Texas center during the fourth quarter of 1998.

   Revenues from the Canadian data acquisition operations increased $9.7 million, or 217.3%, from $4.5 million in 1997 to $14.2 million in 1998. We acquired these operations from Solid State effective September 30, 1997. The increase in 1998 is the result, therefore, of including a full year of operations in the results of 1998 versus only three months in 1997. From time to time during 1998, we operated as many as six land seismic crews throughout Canada.

   We began our multi-client data acquisition activities in the United States and Canada during 1998. Crew operations began in the second quarter with significant activity occurring in both the third and fourth quarters. We have completed or are conducting eleven data library projects totaling approximately 1,237 square miles in Texas, California, Wyoming and Canada. At December 31, 1998, 624 square miles had been completed and an additional 246 square miles were scheduled to be completed by March 31, 1999. The remaining 367 square miles were to be completed later in 1999. We did not have any multi-client data activity in 1997. GGI also did not have any multi-client activity in 1997. Revenues associated with the underwriters' portion of multi-client data programs are recognized as part of the data acquisition revenues discussed above in the southern United States, northern United States and Canada.

   Revenues in Latin America decreased $5.9 million, or 10.2%, from $58.6 million in 1997 to $52.6 million in 1998. During 1998, we operated as many as eight land seismic crews in Brazil, Guatemala, Colombia, Ecuador and Bolivia. During 1997, combined Latin American operations for Grant and GGI, while operating in the same countries, consisted of as many as ten land seismic data acquisition crews. The Brazilian operations were completed in March 1998 and the equipment was moved to work in Guatemala. The Colombian operations were completed in the third quarter of 1998 and both the Guatemalan and Bolivian contracts were finished in the fourth quarter of 1998. Ecuadorian operations were completed in February 1999.
We currently have one land crew mobilizing to a project in Guatemala and one transition zone crew mobilizing in Brazil. There are currently no active crews operating in Latin America.

   Revenues from the Far East increased $16.6 million, or 123.1%, from $13.5 million in 1997 to $30.1 million in 1998. During 1998, we operated as many as five crews in the region: one land and two transition zone crews in Bangladesh and one land and one transition zone crew in Indonesia. During 1997, in Bangladesh, Grant and GGI operated one crew for the entire year and mobilized one additional transition zone crew that began operations in July 1997. By December 1998, there were three active crews in the region. As of March 26, 1999, our Far East operations consisted of one land crew operating in Bangladesh.

   EXPENSES. Direct operating expenses for the twelve months ended December 31, 1998 increased $29.5 million, or 29.7%, to $129.0 million compared with $99.4 million for the twelve months ended December 31, 1997. Direct operating expenses as a percentage of revenues decreased to 73.5% in 1998 from 76.2% in 1997. The overall dollar increase was the result of increased crew activity in the southern United States and the Far East and the inclusion of a full year of Solid State's results in 1998 versus only three months in 1997. The percentage decrease is the result of improvements in operating efficiencies primarily in the United States. These improvements were the results of upgrading and expanding our seismic data recording equipment, careful and detailed project cost analysis and management's ability to properly assess operating risk.

   Selling, general and administrative expenses for the twelve months ended December 31, 1998 increased $4.2 million to $14.2 million from $10.0 million in 1997. Selling, general and administrative expenses as a percentage of revenue increased only marginally to 8.1% in 1998 from 7.6% in 1997. The overall dollar increase was primarily due to an approximate $1.5 million increase as a result of the inclusion of Solid State for a full year in 1998 versus only three months in 1997, $1.1 million of additional costs incurred to develop international and domestic markets and $537,000 for corporate provisions for doubtful accounts and incentive bonuses and the remainder related to a general increase in corporate support services.

   Depreciation and amortization increased $9.3 million to $22.3 million in 1998 from $13.0 million for 1997. The increase was due to an increase of approximately $3.8 million due to the inclusion of Solid State for a full year in 1998 versus only three months in 1997, $1.5 million for the amortization of goodwill and $3.8 million of depreciation on newly purchased assets.

The charge for asset impairment was $3.8 million for 1998 compared to $6.4 million in 1997. At December 31, 1998, we recorded a special charge of $3.2 million to reduce the carrying value of our multi-client data, acquired through the purchase of Solid State during the fourth quarter of 1997, to its net realizable value based on current estimates of future licensing prospects for such data. The charge for asset impairment recorded in 1997 included a special charge of $5.9 million to write down the acquired Solid State multi-client data to its then estimated net realizable value. Also included in 1998 was a charge of $564,000 relating to the write-down in the carrying value of in non-operating depreciable fixed assets to salvage value. The remaining 1997 charge relates to a $247,000 write-down in the carrying value of some non-operating depreciable fixed assets to salvage value and a $253,000 write-down in the carrying value of other investments and joint ventures.

OTHER INCOME (EXPENSES). Interest expense, net of interest income, increased $4.2 million to $9.3 million in 1998 from $5.1 million in 1997. This increase was the result of interest on debt that we both incurred and assumed as a result of the Solid State acquisition and from the sale on February 18, 1998 of $100 million of 9 3/4 % senior notes. Proceeds from the sale were used to retire substantially all of our outstanding indebtedness, to fund capital expenditures and to provide working capital for general corporate purposes.

Reorganization costs of $3.5 million in 1997 related to charges incurred in connection with GGI's reorganization, which began in December 1996 and was completed in September 1997. We incurred no comparable reorganization charges in the three months ended December 1997 or for the twelve months ended December 31, 1998. No comparable reorganization costs are expected to be incurred in the future.

Other income of $1.0 million for 1997 was the result of settlement of a longstanding dispute between one of GGI's Brazilian subsidiaries and a former customer relating to services rendered on contracts dating back to 1983. In settlement of all claims, GGI received payment, net of related costs and expenses, of approximately $2.4 million in July 1997. Income from that settlement was offset by approximately $767,000 in costs associated with the acquisition of Solid State and approximately $289,000 of foreign currency exchange losses, primarily related to US dollar based loans owed by Solid State prior to the acquisition. In 1998, we recorded $635,000 in litigation expense associated with the settlement, representing the cash paid by Elliott and the $0.25 discount permitted the plaintiffs to purchase our common stock in the subscription offering. See Note 13 to the Consolidated Financial Statements.

TAX PROVISION. The income tax provision in both periods consisted of income taxes in foreign countries. The increase in 1998 compared with 1997 is a result of higher taxable income in Indonesia and Guatemala. No provision for United States federal income tax was made in 1997 as GGI and Grant each had taxable losses for which no benefit was recorded under FAS
109. In 1998, we provided for approximately $100,000 of alternative minimum tax in the United States.


GRANT AND GGI COMBINED TWELVE-MONTH PERIOD ENDED DECEMBER 31, 1997 COMPARED WITH GGI'S YEAR ENDED DECEMBER 31, 1996

The following analysis compares our combined operating results for the three-month period ended December 31, 1997, including the operating results of Solid State for such period, and the operating results of GGI for the nine-month period ended September 30, 1997 with the operating results of GGI for the twelve months ended December 31, 1996. As described above, Grant began operations immediately following its acquisition of substantially all of the assets and liabilities of GGI, and Grant acquired Solid State in December 1997. Because of the significant changes in Grant's corporate structure and scope of operations and the consummation of the Plan, comparisons may not be meaningful.

REVENUES. Combined revenue of GGI and the Grant for the twelve months ended December 31, 1997 was $130.6 million compared with $105.5 million of revenue realized by GGI for the twelve months ended December 31, 1996. The increase of $25.1 million, or 23.7%, was the result of growth in revenues in both the United States and Bangladesh and the inclusion of Solid State's results of operations for the quarter ended December 31, 1997.

Revenues from the United States data acquisition operations increased $11.6 million, or 27.6%, from $42.1 million in 1996 to $53.7 million in 1997. This increase was primarily attributed to two transition zone crews operating along the Gulf Coast and the addition of two Solid State crews for the quarter ended December 31, 1997. From time to time during each period, GGI and Grant operated as many as seven seismic data acquisition crews in the United States compared with a peak of 8 crews in 1996.

Revenues in Latin America increased $1.4 million, or 2.5%, from $57.1 million in 1996 to $58.6 million in 1997. During 1997, combined Latin American operations for GGI and Grant consisted of as many as ten land seismic data acquisition crews operating in Colombia, Ecuador, Brazil, Guatemala, Bolivia, and Venezuela. We completed operations in Venezuela in early October 1997 and transferred personnel and equipment to Canada. From time to time during 1996, GGI operated as many as nine seismic crews in the region, including four in Peru, two in Colombia and one in each of Bolivia, Brazil and Ecuador.

Revenues from the Far East increased $8.1 million, or 149%, from $5.4 million in 1996 to $13.5 million in 1997. During 1997, GGI and Grant operated one crew for the entire year and mobilized one additional transition zone crew that began operations in Bangladesh in July 1997. GGI mobilized and operated one land seismic data acquisition crew in Bangladesh during 1996.

Revenues from Canadian data acquisition operations were $4.5 million in 1997 compared to zero in 1996. Through Solid State, we operated as many as five land seismic crews in Canada during 1997 while GGI had no operations in Canada during 1996.

EXPENSES. The combined direct operating expenses for GGI and Grant for the twelve months ended December 31, 1997 decreased $36.9 million to $99.4 million compared with $136.3 million for GGI's twelve months ended December 31, 1996. Direct operating expenses as a percentage of revenues decreased to 76.2% in 1997 from 129.2% in 1996. During 1996 GGI experienced significant cost overruns, which increased direct operating expenses on several crews operating in the United States. Most notable were higher than anticipated costs incurred by a transition zone crew as a result of adverse weather conditions and costs associated with the unsuccessful deployment of a proprietary data recording system. The proprietary data recording system was abandoned in November 1996. Also in 1996, GGI's Peruvian operations experienced crew costs significantly higher than originally projected primarily due to a combination of modified job parameters that were not accurately reflected in the turnkey contract price and a lack of effective crew oversight.

Selling, general and administrative expenses for GGI and Grant for the twelve months ended December 31, 1997 decreased $7.9 million to $10.0 in 1997 from $17.9 million in 1996. Selling, general and administrative expenses also decreased as a percentage of revenue to 7.6% in 1997 from 17.0% in 1996. The decrease was primarily the result of general expense reduction initiatives in 1997 and the accrual of nonrecurring charges and allowances in 1996, including an approximate $5.5 million increase in reserves for doubtful accounts.

Depreciation and amortization increased $1.5 million to $13.0 in 1997 from $11.5 million for 1996. This increase was the result of depreciation on the Solid State assets for the quarter ended December 31, 1997.

The charge for asset impairment was $6.4 million for 1997 compared to $5.8 million in 1996. At December 31, 1997, we recorded a special charge of $5.9 million to reduce the carrying value of our multi-client data to net realizable value based on future licensing prospects for such data. The remaining 1997 charge relates to a $247,000 write-down in the carrying value of non-operating depreciable fixed assets to salvage value and a $253,000 write-down in the carrying value of other investments and joint ventures. At December 31, 1996, GGI recorded a special charge for asset impairment of $5.8 million. The charge relates solely to the write-down of the carrying value of a proprietary data recording system that GGI was developing for use by its seismic data acquisition crews, but which was abandoned in November of 1996.

OTHER INCOME (EXPENSES). Interest expense, net of interest income, decreased $2.4 million to $5.1 million in 1997 from $7.5 million in 1996. This was the result of a $3.3 million decrease due to a reduction in the use of credit facilities in Latin America during all of 1997 and in the United States during the quarter ended December 31, 1997. This decrease was partially offset by $981,000 of interest expense incurred by Solid State during the quarter ended December 31, 1997.

Reorganization costs of $412,000 in 1996 and $3.5 million for 1997 related to charges incurred in connection with GGI's reorganization, which began in December 1996 and was completed in September 1997. We incurred no reorganization charges in the three months ended December 1997.

Other income for 1997 of $1.0 million was the result of the aforementioned settlement of a longstanding dispute between one of GGI's Brazilian subsidiaries and a former customer relating to services rendered on contracts dating back to 1983. In settlement of all claims, GGI received payment, net of related costs and expenses, of approximately $2.4 million in July 1997. Income from that settlement was offset by approximately $767,000 costs associated with the Acquisition and approximately $289,000 of foreign currency exchange losses, primarily related to US dollar based loans owed by Solid State prior to the Acquisition.

TAX PROVISION. The income tax provision in both periods consisted of income taxes in foreign countries. The increase in 1997 compared with 1996 is a result of higher taxable income in Colombia and Ecuador. No provision for United States federal income tax was made in either period as GGI and Grant each had taxable losses for which no benefit was recorded under FAS 109.

LIQUIDITY AND CAPITAL RESOURCES

   As detailed elsewhere in this prospectus, demand for our seismic acquisition services has been and continues to be adversely affected by the current industry downturn. As a result, we have required additional financing to continue operations, complete our capital expenditure program, implement our business strategy and meet our principal and interest obligations with respect to the senior notes and our other indebtedness. Our operating activities used $3.9 million in cash during the nine months ended September 30, 1999, compared to generating cash of $8.0 million for the comparable period in 1998. In 1999, cash used in operating activities was primarily due to our operating loss of $25.7 million, partially offset by our depreciation and amortization expense and a decrease in accounts receivable.

   Between August 16, 1999 and January 5, 2000, we issued a total of
149,000 shares of our 8% exchangeable preferred stock to Elliott at a price of $100 per share. This equity financing was required to supplement our available cash, cash flow generated from operations and borrows under the Foothill credit facility to provide sufficient liquidity to fund our cash requirements. Additionally, we issued 677 shares and 2,253 shares of our
8% exchangeable preferred stock to Elliott as of October 1, 1999 and
January 1, 2000, respectively, as dividends on the 8% exchangeable preferred
stock payable on those dates.   However, Elliott is under no obligation to
purchase any additional shares of 8% exchangeable preferred stock or otherwise provide additional financing for our operations.

   In order to improve our liquidity and supplement our operating activities, we have proposed to exchange all of our outstanding senior notes for new shares of 8% convertible preferred stock with an aggregate liquidation value equal to 65% of the aggregate principal amount of the senior notes tendered in the exchange offer plus 100% of the accrued and unpaid interest on the senior notes tendered. Through the proposed exchange offer, we will reduce our outstanding indebtedness by converting a portion of our debt into equity. If the exchange offer is consummated, management believes this will increase our liquidity by reducing our principal payment obligations with respect to the senior notes and reducing the cash required to make interest payments on the senior notes. Our management believes that completing the exchange offer will substantially improve our financing options if demand for the our seismic acquisitions services improves.

   Our ability to meet our debt service and other obligations will depend on our future performance, which in turn is subject to general economic conditions and other factors beyond our control. If we are unable to consummate the proposed exchange offer, generate sufficient cash flow from operations or otherwise comply with the terms of the indenture governing the senior notes, the Foothills credit facility or our other debt instruments, we may be required to refinance all or a portion of our existing debt or obtain additional financing. There can be no assurance that such refinancing or additional financing will be available on terms that we find acceptable.

   We have outstanding $100 million aggregate principal amount of senior notes. The senior notes are governed by an indenture between Grant, our
subsidiary guarantors and LaSalle National Bank, as trustee.   The
indenture governing the senior notes limits our ability to incur additional indebtedness, pay dividends or make certain other distributions, create liens, sell assets or enter into certain mergers or acquisitions. In light of our results of operations in 1999, we are presently prohibited from incurring any debt to provide additional working capital in excess of $25 million under the indenture and are prohibited from paying dividends or other distributions.

   We are currently conducting a separate consent solicitation to obtain consents from the holders of our outstanding senior notes in order to amend definitions and to modify some restrictive covenants in the indenture. The consent of holders of a majority of the outstanding principal amount of the senior notes held by holders other than Grant, our subsidiaries and our affiliates is required to approve the proposed amendments to the indenture. Elliott and Westgate, which hold approximately $56.3 million aggregate principal amount of senior notes, have advised us that they will tender in the exchange offer all of the senior notes held by them if the proposed amendments to the indenture have been previously approved. After we have received the required consents, we plan to execute a supplemental indenture with the trustee to cause the proposed amendments to take effect, but only if, at that time, Elliott and Westgate have tendered all of their senior notes in the exchange offer.

   As of December 31, 1999, our total indebtedness was approximately $127.8 million. Our total indebtedness is comprised of $99.3 million aggregate principal amount of the senior notes, $23.1 million outstanding on the Foothill credit facility and $5.4 million of combined loans and capitalized leases primarily incurred for the purpose of financing capital expenditures.

   Our internal sources of liquidity are our cash balances, $531,900 at January 6, 2000, and cash flow from operations. External sources include the unutilized portion of our credit facility, $1,276,000 at January 6, 2000, under a loan and security agreement with Foothill Capital Corporation and Elliott, equipment financing and trade credit. The credit facility limits our ability to incur additional debt, create liens, sell assets or enter into mergers or acquisitions. Under the terms of the credit facility, we may borrow up to $6 million through a revolving credit facility and term loans of up to $19 million. The credit facility has a three year term and provides for borrowings at an interest rate per annum equal to the prime rate plus 1 1/2 %, secured by liens on substantially all of our assets. In addition, we periodically enter into equipment financing agreements with sellers of seismic data acquisition equipment to pay all or a portion of the purchase price of such equipment and regularly utilize normal trade credit in connection with purchases of goods and services to support our ongoing field crew activities.

   Our principal uses of liquidity will be to provide working capital, finance capital expenditures, make principal and interest payments on our debt and provide working capital for operations. Because of the traditionally longer period required to collect receivables and the high costs associated with equipping and operating crews outside of the United States and Canada, we require significant levels of working capital to fund our international operations. These operations accounted for 23% of total revenues for the nine months ended September 30, 1999.

   Capital expenditures for the nine months ended September 30, 1999 were $4.6 million. Capital expenditures are used to upgrade and expand our seismic data acquisition and recording equipment. The remaining projected capital expenditure budget for 1999 is estimated to be $4.0 million.

   In addition to the capital expenditures listed above, for the nine months ended September 30, 1999, we committed approximately $32.7 million of expenditures for eight multi-client data acquisition projects principally located in Texas, California, Wyoming and Canada. Customer commitments for those projects were approximately 49% of the project costs. Our net investment for these projects was $16.8 million. Throughout the remainder of 1999, we expect to commit approximately $3.8 million, before customer commitments, for four multi-client data acquisition projects located in Texas and Canada.

   Our management believes that completion of the exchange offer, together with existing cash balances, available borrowing capacity and cash flow from operations will allow us to meet our capital requirements for the next twelve months, based on its present operating levels. We may require additional funds to support our working capital requirements associated with expanding our operations through internal growth or acquisitions or for other purposes, and we may seek to raise additional funds through equity or debt financing. There can be no assurance that additional financing will be available on commercially reasonable terms, or that such financing will be available at all.

FOREIGN CURRENCY RISK

   We conduct a substantial portion of our business in currencies other than the U.S. or Canadian dollars, particularly various Latin American currencies, and our operations are subject to fluctuations in foreign currency exchange rates. Accordingly, our international contracts could be significantly affected by fluctuations in exchange rates. Our international contracts requiring payment in currency other than U.S. or Canadian dollars typically are indexed to inflationary tables and generally are used for local expenses. We attempt to structure the majority of our international contracts to be billed and paid at a favorable U.S. dollar conversion rate.

     Our operating results were positively impacted by foreign exchange gains of approximately $474,000 for the nine months ended September 30, 1999, negatively impacted by a foreign exchange loss of approximately $485,000 for the year ended December 31, 1998 and positively impacted by $77,000 for the three months ended December 31, 1997, respectively.

EFFECT OF INFLATION

   Current economic conditions indicate that the costs of exploration and production for oil and gas are increasing. The oil and gas industry historically has experienced periods of rapid cost increases within short periods of time as demand for drilling rigs, drilling pipe and other materials and supplies increases. The oil and gas industry is currently experiencing such increases in demand, which have historically led to rapid increases in costs. Increases in exploration and production costs could lead to a decrease in such activities by oil and gas companies, which would have an adverse effect on the demand for our services.

RECENT ACCOUNTING PRONOUNCEMENTS

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative financial instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value, with changes in fair value recognized currently in earnings. On July 7, 1999, the FASB delayed the effective date of SFAS No. 133 for one year. The delay, published as SFAS No. 137, applies to quarterly and annual financial statements. SFAS No. 133, as revised by SFAS No. 137, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. We have not yet determined the impact of adoption.

YEAR 2000 COMPLIANCE

   We have developed a formal plan to address Year 2000 ("Y2K") issues as they relate to the our business and operations. In accordance with that plan, we have taken inventory of, assessed, tested and remediated where necessary all hardware and software used in our business. We have similarly identified all external relationships, including vendors, suppliers and customers, and have contacted those considered important or critical to our ongoing operations. All of the entities have subsequently confirmed their Y2K readiness in written responses to us. To date, all critical items have been inventoried and assessed, primarily by third party vendors. Internal assessment, testing and remediation of critical components is also complete

   Incremental out-of-pocket costs incurred through November 30, 1999 to address Y2K issues amount to approximately $1.5 million. We anticipate that up to an additional $100,000 will be expended during December 1999 relating to this issue. These costs have been, and will continue to be, funded by cash flows from operations.

   While we believe that we have a readiness plan that will mitigate the risk that Y2K issues will have a material adverse effect on our business, the ultimate impact of this issue on us is uncertain. In the most reasonably likely worst case scenario, long term interruptions in suppliers' ability to deliver critical components or third parties' ability to supply utilities or telecommunications to our offices or field locations could result in delayed delivery of products to customers. In that event, we have prepared a contingency plan whereby at any point of disruption, we have identified alternative vendors for critical components and supplies used in our operations, most of which are readily available from sources other than the present vendors that we use. In addition, we have already taken steps to begin stockpiling such necessary components and supplies for
later use.   We plan to have on have on hand at any one time enough such materials so that operations may be supported for at least one month during any disruption. If delays of deliveries of products to customers occur in spite of these preparations, it may have a material adverse effect on earnings and cash flow. Therefore, there can be no assurance that Y2K issues will not have a material effect on our financial position, results of operations or cash flows.

                             BUSINESS

OVERVIEW

   We are a leading provider of seismic data acquisition in land and transition zone environments in selected markets, including the United States and Canada. We also provide seismic data acquisition services in Latin America, the Middle East and the Far East. Through our predecessors, we have participated in the seismic data acquisition service business in the United States and Latin America since the 1940s, the Far East since the 1960s and Canada since the 1970s. We have conducted operations in each of these markets, as well as in the Middle East, in the past three years. Our seismic data acquisition services are typically provided on an exclusive contract basis to domestic and international oil and gas companies and seismic data marketing companies. We also own interests in multi-client seismic data covering selected areas in the United States and Canada that are marketed broadly on a non-exclusive basis to oil and gas companies.

   We utilize sophisticated equipment to perform specialized 3D and 2D seismic surveys. All of our seismic data acquisition crews are capable of performing surveys in land environments and two are equipped to perform surveys in transition zone environments. Transition zone environments are swamps, marshes and shallow water areas that require specialized equipment and must be surveyed with minimal disruption to the natural environment.

THE INDUSTRY

   Oil and gas companies regularly use seismic data acquisition services to image and identify underground geological structures likely to trap hydrocarbons, both to aid in the exploration for and development of new hydrocarbon reservoirs and to enhance production from existing reservoirs. Seismic data has been used in the exploration for oil and gas since the late 1920s.

   Seismic data acquisition services companies acquire seismic data in land and transition zone environments by deploying thousands of seismic sensors, called geophones, over a portion of the area to be covered by the survey. An energy source, such as a small explosive charge or mechanical vibrating unit, is used to generate seismic energy that moves through the earth's subsurface and is reflected by various underlying rock layers to the surface, where it is detected by the geophones. As many as eight geophone strings are connected to a field recording box, which collects the seismic data from those geophones. The electrical output of each geophone string becomes the electrical input for one recording channel, or "trace," of seismic data. Once the geophones and field recording boxes are deployed over a portion of the survey area, an energy source is activated, the reflected seismic energy is detected by the geophones, and the signals from the geophones are collected and digitized by the field recording boxes. These boxes in turn transmit the seismic data by cable, radio telemetry or through hand-held data collection units to a central recording system. The geophones and field recording boxes from one end of the single recording line in the case of 2D seismic data, or an area of multiple recording lines in the case of 3D seismic data, are then removed and relocated elsewhere in the survey area. The seismic energy source is again activated and the entire process is repeated, moving a few hundred feet at a time, until the entire survey area is covered.

   Historically, the acquisition of 2D seismic data was the principal seismic data acquisition technique. However, with the advancement and miniaturization of seismic data recording equipment and the improvement of computer technology in the past ten years, high-density surveys, or 3D seismic data, which provide a much more comprehensive subsurface image, have become the industry standard. Recent technical advances in seismic data acquisition and computer processing have also resulted in the acquisition of higher-resolution surveys using three-component geophones, known as 3C-3D.

LAND AND TRANSITION ZONE SEISMIC DATA ACQUISITION

   A land or transition zone seismic data acquisition crew typically consists of a surveying crew that lays out the lines to be recorded and marks the sites for energy source or geophone placement and equipment location, an explosives or mechanical vibrating or compressed air unit crew, and a recording crew that lays out the geophones and field recording boxes, directs shooting operations and records the seismic energy reflected from subsurface structures. A land seismic data acquisition crew utilizing an explosives unit is supported by several drill crews, generally furnished by third parties under short-term contracts. Drill crews operate in advance of the seismic data acquisition crew and bore shallow holes for small explosive charges that, when detonated, produce the necessary seismic impulse. In locations where conditions dictate or where the use of explosives is precluded due to regulatory, topographical or ecological factors, a mechanical vibrating unit or compressed air unit is substituted for explosives as the seismic energy source. We also employ specialized crew mobilization equipment to improve productivity, including helicopters for rugged terrain or in agricultural areas, small watercraft for transition zone applications, and man-portable equipment in jungle and other environments where vehicular access is limited. Depending on the size of the seismic survey, the location and other logistical factors, one of our seismic data acquisition crews may involve from as few as 30 to as many as 1,500 employees.

   One of the challenges in land seismic data acquisition is operating in challenging logistical environments without disrupting the sensitive ecosystems in which surveys are frequently located. We currently operate approximately 10,000 channels of remote digital seismic equipment, which can be deployed without the use of conventional seismic cables, thereby allowing access to such environments. Remote digital seismic equipment, which uses radio signals to transmit data, is typically used in transition zone and other logistically challenging environments such as highly populated regions with numerous obstructions and areas where conventional recording systems are impractical. We have over 20 years of experience operating in transition zone environments in the gulf coast region of the United States, the Far East and Africa.

   Once recorded by the seismic data acquisition crew, seismic data is computer processed to enhance the recorded signal by reducing noise and distortion and improving resolution to produce a representation of the survey site's subsurface structures. We presently have three data processing centers at which we perform seismic data processing services. These centers are located in Houston, Dallas and Midland, Texas.

   We market our seismic data acquisition and processing services from our Houston and Calgary corporate offices and our regional and international administrative centers by personnel whose duties include technical, supervisory or executive responsibilities. We generally acquire seismic data on an exclusive contract basis for oil and gas companies on:

   *  a turnkey basis, which provides a fixed fee for each project;

   * a term basis, which provides for a periodic fee during the term of the project; or

   * a cost-plus basis, which provides that the costs of a project, plus a percentage fee, are borne by the customer.

In addition, in the United States and Canada, we own multi-client seismic data that is marketed broadly on a non-exclusive basis to oil and gas companies.

MARKET AREAS

 As of December 1, 1999, we were operating or mobilizing a total of two land crews in the United States, four land crews in Canada, three land crews in Latin America and one land crew in the Far East. For the nine months ended September 30, 1999, our total revenues were $44.7 million, with approximately 60% from the United States, 9% from Latin America, 14% from the Far East and 17% from Canada.

 In 1998, we conducted seismic operations in the United States, Canada, Latin America and the Far East and have conducted activities in the Middle East and West Africa within the last three years. The table set forth below shows our revenues by geographic area, on a pro forma basis for the years ended December 31, 1996 and 1997 and on an actual basis for the year ended December 31, 1998. Solid State Geophysical Inc.'s fiscal year end was August 31 prior to December 31, 1998, when it was changed to a calendar year. For pro forma purposes, revenues for Solid State have been adjusted to reflect the period December 1 through November 30 for the year ended 1996 and to reflect the period December 1, 1996 through August 31, 1997 to combine with GGI's year ended 1996 and the nine months ended September 30, 1997 and our three months ended December 31, 1997. The revenues for the three months ended December 31, 1997 include the combined operations of Solid State and Grant. See Notes 1 and 4 to the Consolidated Financial Statements of Grant and GGI for additional geographic information.*


                                         YEAR ENDED DECEMBER 31,
                                         -----------------------
                                               PRO FORMA
                                               ---------
                                       1996       1997       1998
                                       ----       ----       ----
                                         (dollars in thousands)
     United States................  $ 53,485   $  61,630   $ 78,659
     Canada.......................    15,824      19,591     14,175
     Latin America................    60,688      69,877     52,604
     Far East.....................     5,412      13,482     30,074
     West Africa and Middle East..     2,746       9,285        -
                                    --------   ---------   --------
                                    $138,155   $ 173,865   $175,512
                                    ========   =========   ========
BACKLOG

   Our backlog for seismic data acquisition and processing services represents the revenues anticipated to be received by us in connection with commitments for contracted services received from our customers. As of November 30, 1999, we estimate that our backlog was approximately $27.4 million. Approximately $5.3 million of the estimated backlog will be completed in December 1999 and $22.1 million in the year 2000. Our backlog is comprised of approximately thirty contracts, distributed among our geographic areas of operations as follows:

   *  45% in Canada;

   *  31% in the United States;

   *  9% in Latin America; and

   *  15% in the Far East.

Most of our contracts are terminable by the customer upon relatively short notice and, in some cases, without penalty. Our backlog as of any particular date is not indicative of the likely operating results for any succeeding period, and there can be no assurance that any amount of backlog will ultimately be realized as revenue.

CAPITAL EXPENDITURES AND TECHNOLOGY

   Our ability to compete and maintain a significant market position in the land and transition zone seismic data acquisition business is partially driven by our ability to provide technology comparable to that of our primary competitors. Accordingly, we continually maintain and periodically upgrade our seismic data acquisition equipment to maintain our competitive position. We spent approximately $36.3 million on capital expenditures for
the fifteen-month period ending December 31, 1998.   This included
approximately $12.4 million in the fourth quarter of 1997 and approximately
$23.9 million during 1998.   These expenditures were used principally to
upgrade and expand our seismic data acquisition equipment. Capital expenditures for the nine-month period ended September 30, 1999 were $4.6 million. The remaining projected capital budget for 1999 is estimated to be $4.0 million. The level of future capital expenditures will depend on the availability of funding and market requirements as dictated by industry activity levels.

   Over the past several years, we have focused our efforts on developing operating procedures and acquiring equipment that will enhance the efficiency of our seismic data acquisition crews and reduce the time required to complete projects. Our strategy does not contemplate the development of proprietary seismic data acquisition equipment, but instead relies on the use of third-party equipment suppliers to provide such equipment, although equipment will be customized to our specifications to enhance operating efficiency. Some equipment, processes and techniques that we use are subject to the patent rights of others, and we hold non-exclusive licenses with respect to a number of such patents. While we regard as beneficial our access to third party technology through licensing, we believe that substantially all presently licensed technology could be replaced without significant disruption to our business.

LICENSING OF MULTI-CLIENT DATA

   We acquire and process seismic data for our own account by conducting surveys, either partially or wholly funded by multiple customers. In this mode of operation, we retain ownership of the data and license the data on a non-exclusive basis. As of November 30, 1999, we had no commitments from customers for multi-client data acquisition projects.

   Factors that we consider when determining whether to undertake a multi-client survey include the availability of customer commitments to offset a percentage of the project cost, the number of potential customers for the completed data, the location to be surveyed, the probability and timing of future lease, concession, exploration and development activity in the area, and the availability, quality and price of competing data. Although we anticipate obtaining commitments for a substantial majority of the cost of any future multi-client data survey and conduct thorough market and cost analyses to determine the market demand and necessary funding prior to undertaking a project, we still may not be able to fully recoup our costs if we substantially underestimate the cost or overestimate market demand for such multi-client data survey.

CUSTOMERS AND PROJECTS

   Our customers consist of domestic and international oil and gas companies and seismic data marketing companies. As is the case for many service companies in the oil and gas industry, a relatively small number of customers or a limited number of significant projects may account for a large percentage of our net revenues in any given year. Moreover, such customers and projects may, and often do, vary from year to year. For the nine months ending September 30, 1999, our five largest customers accounted for approximately $16.9 million, or 37.9%, of revenues. Only one customer, a U.S.-based international oil company, comprised 10% or more of our revenues. That customer represented $4.9 million, or 10.9%, of net sales. During 1998, our five largest customers accounted for approximately 28.8% of our net sales, and no single customer accounted for 10% or more of our revenues. In the first nine months of 1997, GGI had revenues from a foreign national oil company of approximately $14.0 million, or 15% of total revenues, and also from a U.S. based exploration company of approximately $9.9 million, or 11% of total revenues. During 1997, on a pro forma basis, our five largest customers accounted for approximately 31.9% of our net sales. During 1997, on a pro forma basis, no customer accounted for 10% or more of our combined revenues. During 1996, GGI's five largest customers accounted for approximately 42.3% of net sales.
GGI, during 1996, had revenues from a U.S. based international oil company of approximately $14.8 million, or 14% of total revenues. We have had long-term relationships with numerous customers. The continuation of these relationships is primarily dependent on the customers' needs for our services and the customers' ongoing satisfaction with the price, quality, dependability and availability of our services.

COMPETITION

   The acquisition and processing of proprietary and multi-client seismic data for the oil and gas industry is highly competitive worldwide.
However, as a result of changing technology and increased capital requirements, the seismic industry has consolidated substantially since the late 1980's, thereby reducing the number of competitors. Our principal competitors in North America are Baker Atlas, Inc., a subsidiary of Baker Hughes, Inc., Veritas DGC, Inc. and Geco-Prakla Inc., a subsidiary of Schlumberger Limited. We compete against these three companies for most of our seismic data acquisition and processing contracts in North America. Although precise comparative figures are not available, we believe that our principal competitors have financial, operating and other resources in excess of our own. Also, in North America we compete with approximately 20 smaller companies that target narrow market segments. In Latin America and the Far East, we compete with Baker Atlas, Compagnie General de Geophysique, Geco-Prakla and a few smaller local competitors. Competition is based primarily on price, crew availability, prior performance, technology, safety, quality, dependability and the contractor's expertise in the particular area where the survey is to be conducted.

EMPLOYEES

   As of September 30, 1999, we employed approximately 573 full-time and 1,874 temporary contract personnel worldwide. None of our employees are subject to collective bargaining agreements. We consider our relations with our employees to be good.

ENVIRONMENTAL MATTERS/GOVERNMENTAL REGULATION

   Our domestic operations are subject to a variety of federal, state and local laws and regulations relating to the protection of human health and the environment. Violations of various statutory and regulatory programs that apply to our operations can result in civil penalties, remediation expenses, monetary damages, potential injunctions, cease and desist orders and criminal penalties. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without
regard to negligence or fault on the part of such person.   We invest
financial and managerial resources to comply with such laws and regulations and management believes that it is in compliance in all material respects with applicable environmental laws and regulations. Although such environmental expenditures by us historically have not been significant, there can be no assurance that these laws and regulations will not change in the future or that we will not incur significant costs in the future performance of our operations. We are not involved in any legal proceedings concerning environmental matters and are not aware of any claims or potential liability concerning environmental matters that could have a material adverse impact on our financial position, cash flows or results of operations.

   Our operations outside of the United States are subject to similar environmental regulation in a number of foreign locations, including Canada, Latin America, and the Far East. Management believes that we are in material compliance with the existing environmental requirements of these foreign governmental bodies. We have not incurred any significant environmental costs in connection with the performance of our foreign operations, however, any regulatory changes that impose additional environmental restrictions or requirements on us or our customers could adversely affect us through increased operating costs and decreased demand for our services.

LEGAL PROCEEDINGS

   We are occasionally a party to legal proceedings arising in the ordinary course of our business. We are not currently a party to any material legal proceedings.

                                MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS

   The name, age and current principal position of each of our directors, executive officers and significant employees as of the date of this prospectus:

    Name                   Age                        Position
-----------------         ------     --------------------------------------
Donald W. Wilson            52        Chairman of the Board
Richard H. Ward             56        President, Chief Executive Officer,
                                       and Director
Stephen H. Wood             58        Vice President and Chief Operating
                                       Officer
Michael P. Keirnan          48        Vice President and Chief Financial
                                       Officer
G. Matt McCarroll           42        Vice President - Business Development
W. Richard Anderson         46        Director
James R. Brock              39        Director
J. Kelly Elliott            69        Director
Jonathan D. Pollock         36        Director
Donald G. Russell           68        Director

     Our executive officers are elected by and serve at the discretion of our Board of Directors until their successors are duly elected and qualified. There are no family relationships between or among any of our directors or executive officers. See "Certain Relationships and Related Transactions" for a description of certain other relationships between or among our directors and executive officers.

   DONALD H. WILSON has served as our Chairman of the Board since April 28,
1998 and as one of our directors since January 1998.   Since October 1998,
Mr. Wilson has served as President and Chief Operating Officer of Odyssea Marine, Inc., a marine services and power generation company controlled by Elliott and Westgate. Mr. Wilson served as President and Chief Executive Officer of Prime Natural Resources, Inc., an oil and gas exploration and production company controlled by Elliott and Westgate, from January 1996 until October 1998. From January 1995 through December 1995, Mr. Wilson served as Executive Vice President - Worldwide Operations of J. Ray McDermott, S.A., a marine engineering and construction company. From December 1992 through December 1994, Mr. Wilson served as President of OPI International, Inc., a subsidiary of Offshore Pipelines, Inc., an international marine construction company.

    RICHARD H. WARD has served as our president and chief executive officer since February 1999. From October 1998 until January 1999, Mr. Ward was General Manager of Canadian Hunter Argentina S.A., an oil and gas company operating in Argentina, and was also a business consultant in Argentina from January 1998 to September 1998. Mr. Ward served as Vice President - Latin America of Landmark Graphics, a computer graphics company specializing in petroleum exploration, from June 1996 until December 1997 and served as Manager - Geophysical Department of YPF S.A., the former national oil company of Argentina, from June 1994 to May 1996. He was also the General Manager of Latin American Operations of Veritas Geophysical from January 1994 until May 1994. Previously, Mr. Ward held key management positions from 1989 to 1993 at Western Atlas International, an international geophysical services company, and from 1970 to 1989 at Geosource, an oilfield services contractor that was acquired by Halliburton in 1988.

   STEPHEN H. WOOD has served as our vice president and chief operating officer since February 1999. From November 1997 to February 1998, Mr. Wood was the President of Universal Seismic Acquisition and Technologies, Inc. and Chief Operating Officer of its parent company, Universal Seismic Associates. From 1993 through November 1997, Mr. Wood was President of Vortex Geophysical Operations, a consulting company specializing in geophysical data and survey processing. He was previously employed by Halliburton Geophysical Services, and its predecessor companies, from 1965 until 1992.

   MICHAEL P. KEIRNAN has served as a vice president and chief financial officer since May 1999. Mr. Keirnan previously served as Vice President and Assistant to President from August 1998 to May 1999 and as our Vice President and Chief Financial Officer from September 30, 1997 until August 1998. He was Vice President and Chief Financial Officer of GGI from February 1997 until September 30, 1997. From March 1996 until February 1997, Mr. Keirnan served as Manager of Treasury Operations of Gundle/SLT Environmental, Inc., a plastic lining manufacturing company. Mr. Keirnan also served as Controller and Treasurer of GGI from June 1993 through March 1996 and held other senior financial management positions with GGI dating back to 1988.

   G. MATT MCCARROLL has served as our Vice President - Business Development since July 1999. Mr. McCarroll previously served as President of Augusta Petroleum Partners, L.L.C., a petroleum exploration and acquisition company, from 1997 until July 1999. He was employed by Plains Resources Inc., an oil and gas exploration and production company, as Vice President - Land and Exploration, from 1988 to 1997.

   W. RICHARD ANDERSON has served as one of our directors since January 1998. Mr. Anderson previously served as a director of Solid State from December 1996 through December 1997. Since October, 1998, he has served as the Executive Vice-President, Chief Financial Officer and a director of Prime Natural Resources. Prior to his employment at Prime, he was employed by Hein & Associates LLP, a certified public accounting firm, where he served as a partner from 1989 to January 1995 and as a managing partner from January 1995 until October 1998.

   JAMES R. BROCK has served as one of our directors since January 1998. Since October 1998, Mr. Brock has served as Executive Vice President and Chief Financial Officer of Odyssea Marine. From January 1995 through October 1998, Mr. Brock served as Executive Vice President and Chief Financial Officer of Prime Natural Resources. He has also served as a director of Prime Natural Resources through February 1998. From January 1993 until January 1995, Mr. Brock served as Vice President-Treasurer of Offshore Pipelines and also as its Corporate Controller and Chief Accounting Officer from 1990. He was employed by Arthur Andersen & Co. from 1981 to 1990.

   J. KELLY ELLIOTT has served as one of our directors since September 30, 1997. Previously, Mr. Elliott was Chairman of the Board of GGI from June 1993 through November 1995 and from November 1996 to September 1997. Mr. Elliott has served as Chairman, President and Chief Executive Officer of Sigma Electronics, Inc., an electronics and manufacturing company, since 1991. Mr. Elliott is also Chairman of Seaboard International, a wellhead and valve manufacturing company.

   JONATHAN D. POLLOCK has served as one of our directors since September 30, 1997 and served as our Chairman of the Board from September 30, 1997 until April 28, 1998. Mr. Pollock has served as a Portfolio Manager with Stonington Management Corporation, the management company of Elliott and Westgate, since 1993. Mr. Pollock is also Chairman of the Board of Prime Natural Resources, a director of Horizon Offshore, Inc., an offshore oil and gas pipeline construction company controlled by Elliott and Westgate, and Chairman of the Board of Odyssea Marine.

   DONALD G. RUSSELL has served as one of our directors since September 30, 1997. He also served as a director of GGI from February 1997 until September 30, 1997 and from July 1993 through November 1995. Mr. Russell served as Chairman of the Board and Chief Executive Officer of Sonat Exploration Company, an oil and gas exploration company, from 1988 until May 1998, and served as a director of Sonat, Inc., a diversified energy company, from 1994 until May 1998. He has been Chairman of the Russell Companies since May 1998.

DIRECTOR COMPENSATION

   We pay each of our nonemployee directors a monthly retainer of $1,000 as well as $500 for each board or committee meeting that they attend. Under our 1997 Equity and Performance Incentive Plan, nonemployee directors will receive 3,000 restricted shares of common stock on the date that the director is first elected and again upon the date of each subsequent reelection to the Board of Directors. Nonemployee directors are also eligible to receive other awards under the Incentive Plan. See "-- 1997 Equity and Performance Incentive Plan."

   On April 28, 1998, we entered into a consulting agreement with Donald W. Wilson that pays Mr. Wilson an annual consulting fee of $100,000 for as long as he remains our chairman of the board. This consulting fee was subsequently reduced to $50,000 annually. The consulting agreement also required us to grant an option to Mr. Wilson to purchase 50,000 shares of our common stock under the Incentive Plan, which vests annually in equal one-third increments, the first vesting having occurred on December 31, 1998, and which has an average exercise price of $5.76 per share.

EXECUTIVE COMPENSATION

   The following table summarizes all compensation earned by or paid to our previous chief executive officer and to each of the two other most highly compensated executive officers presently in our employ whose total annual salary and bonus exceeded $100,000 for all services rendered in all capacities to us during the fiscal year ended December 31, 1998. All decisions regarding the compensation of our executive officers are made by our board of directors. We did not, in that fiscal year, have any other executive officers whose total annual salary and bonus exceeded $100,000. We were organized in September 1997 and did not conduct any operations or have any employees before that time. As a result, we do not have any executive officers with respect to whom disclosure of executive compensation is required under the Securities Act of 1933 or the rules and regulations promulgated thereunder for 1997.

                                      Summary Compensation Table
                                                                          Long-Term
                                         Annual Compensation             Compensation
                               ---------------------------------------  --------------
   Name and                                              Other Annual    Awards          All Other
Principal Position               Year        Salary      Compensation    Options       Compensation
--------------------------     --------    ----------   --------------  -------------- --------------
Larry E. Lenig, Jr. (1)          1998       $180,000                     340,000          $ 8,700
Chief Executive Officer

Michael P. Keirnan (2)           1998       $ 97,000                      36,000          $ 1,391
Vice President and Assistant
to the President

D. Hugh Fraser(3)                1998       $104,400                      36,000          $ 8,727
Vice President, Southern U.S.
Operations

_______________

(1) Mr. Lenig became our president and chief executive officer effective September 30, 1997. In conjunction with his appointment, Mr. Lenig was awarded stock options. Mr. Lenig resigned as president and chief executive officer on January 27, 1999.

(2) Mr. Keirnan was our chief financial officer from September 30, 1997 to August 25, 1998, when he became the assistant to our president. Mr. Keirnan became a vice president and our chief financial officer effective in May 1999.

(3) Mr. Fraser became the director of sales and marketing effective March 12, 1999.

     Richard H. Ward became president and chief executive officer effective February 3, 1999. Mr. Ward's compensation includes a base salary of $225,000 and a bonus, awarded by our board of directors in its sole discretion. Mr. Ward was also granted options to purchase 600,000 shares of our common stock.

     Stephen H. Wood became a vice president and our chief operating officer effective February 24, 1999. Mr. Wood's compensation includes a base salary of $200,000 and a bonus, awarded by our board of directors in its sole discretion. Mr. Wood was also granted options to purchase 200,000 shares of our common stock.

                     OPTION GRANTS IN LAST FISCAL YEAR

   The following table sets forth the information regarding options granted to our executive officers listed in the Summary Compensation Table during the fiscal year ended December 31, 1998.

                                   INDIVIDUAL
                                    GRANTS
                                  ------------                                              Potential Realizable Value at
                                  % of Total                                                     Assumed Annual Rates
                                   Options                                                   of Stock Price Appreciation
                                  Granted to          Exercise or                                   for option term
                        Option    Employees in         Base Price                          -----------------------------
    Name               Granted    Fiscal Year           ($/Sh)          Expiration Date              5%           10%
   ------              -------    ------------        ------------     -----------------   --------------      ---------
Larry E. Lenig, Jr.    240,000       15.3%               5.76           February 8, 2008         $391,000      $622,000
                       100,000        6.4%               4.75           September 22, 2000        110,000       121,000
Michael P. Kiernan      36,000        2.3%               5.76           February 18, 2008          59,000        93,000
D. Hugh Fraser          36,000        2.3%               5.76           February 18, 2008          59,000        93,000

                    AGGREGATED OPTION EXERCISES IN 1998
                      AND 1998 YEAR-END OPTION VALUES

   The following table sets forth information with respect to the unexercised options to purchase shares of our common stock that were granted in 1998 or a prior year under our Incentive Plan to the executive officers listed in the Summary Compensation Table and held by them on December 31, 1998. There is no trading market for the common stock. None of the named executive officers exercised any stock options during 1998.

                                                                  Value of Unexercised
                                Number of Unexercised             In-the-Money Option
                                 Options at Year-End                 at Year-End
                             ----------------------------    ----------------------------
      Name                    Exercisable  Unexercisable      Exercisable  Unexercisable
      ----                    -----------  -------------      -----------  -------------
Larry E. Lenig, Jr.             80,000      160,000               $   -         $  -
Michael P. Keirnan              12,000       24,000                   -            -
D. Hugh Fraser                  12,000       24,000                   -            -

EMPLOYMENT AGREEMENTS

   On January 27, 1999, we entered into a separation agreement and release with Larry E. Lenig, Jr. in connection with his resignation as our president and chief executive officer. This agreement replaced and superseded our earlier employment agreement with Mr. Lenig. Under the terms of the separation agreement, Mr. Lenig will receive $15,000 per month, plus health benefits, from March 1999 through December 2001 and $7,500 per month, plus health benefits, from January 2002 through December 2003. Mr. Lenig also received a bonus of $180,000, which was earned under his employment
agreement with us based upon our 1998 results.   He was also allowed to
retain 80,000 of the stock options awarded to him under our Incentive Plan. Mr. Lenig's retained options are exercisable until February 2002. Mr. Lenig agreed that until December 31, 2003, he would not compete with us, contact our customers or solicit any of our employees to leave our employ.

   Effective February 3, 1999, we entered into an employment agreement with Richard H. Ward in which he has agreed to serve as our president and chief executive officer. The employment agreement has an initial term through February 3, 2002 and provides for an annual base salary of $225,000. In the event Mr. Ward is terminated without cause, then we must make base salary payments to him for the remainder of the term of the agreement. In the event that we terminate Mr. Ward's employment because our board of directors reasonably determines that Mr. Ward has failed to perform his obligations under his employment agreement in a manner consistent with our board's expectations, we must make payments of 50% of his base salary for the
remainder of the term of the agreement.   Mr. Ward has agreed not to compete
against us throughout the term of his employment and for two years after.
He has also agreed not to disclose any confidential information during or after the term of his employment.

   Effective February 24, 1999, we entered into an employment agreement with Stephen H. Wood in which he has agreed to serve as our chief operating officer. The employment agreement has an initial term through February 24, 2002 and provides for an annual base salary of $200,000. In the event that Mr. Wood is terminated without cause, we must make payments to him of 50% of his base salary for the remainder of the term of the agreement. Mr. Wood has agreed not to compete against us throughout the term of his employment and for two years after. He has also agreed not to disclose any confidential information during or after the term of his employment.

1997 EQUITY AND PERFORMANCE INCENTIVE PLAN

   Our 1997 Equity and Performance Incentive Plan was adopted by our Board of Directors and approved by our stockholders in December 1997. We have amended our Incentive Plan on two occasions to increase the numbers of shares of our common stock reserved for issuance, which presently numbers 2,000,000 shares. The Incentive Plan provides for grants to our officers, including officers who are also directors, employees, consultants and nonemployee directors. These individuals may be granted awards of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, nonstatutory stock options, stock appreciation rights and restricted shares and deferred shares of our common stock.

   Our board of directors, or a committee of our board of directors consisting of at least two nonemployee directors, is required to administer our Incentive Plan. The board of directors currently administers the plan and decides to whom awards may be granted, the type of award to be granted and determine, as applicable, the number of shares to be subject to each award, the exercise price and the vesting. In making such determinations, the board of directors will take into account the employee's present and potential contributions to our success and other relevant factors. As of September 15, 1999, our board of directors had granted outstanding awards covering 1,802,500 shares. Options covering 800,000 shares awarded to Richard H. Ward and Stephen H. Wood have an average exercise price of $4.25 and will vest annually in equal one-third increments beginning on February 1, 2000. All other options awarded have an average exercise price of $5.05 per share, with a range of $4.75 to $6.84 per share. This exercise price is subject to adjustment. These options will vest annually in one-third increments, the first third having vested on December 31, 1998. In addition, a total of 36,000 restricted shares were granted to non-employee directors. As of February 18, 1999, all shares granted to non-employee directors were unrestricted, subject to the satisfaction of conditions set forth under the Incentive Plan.

                           PRINCIPAL STOCKHOLDERS

   The following table summarizes information regarding beneficial ownership of our common stock as of the date of this prospectus by our directors, our 5% stockholders and executive officers still in our employ. Also listed is the percentage of our total common stock all executive officers and directors own as a group. We believe, unless otherwise indicated, that each person listed below has sole voting power and investment power with respect to the shares attributed to them.

                                                        Amount and Nature of     Percent of
                                                        Beneficial Ownership    Common Stock
                                                        --------------------    ------------
Elliott Associates, L.P. (1)                              6,154,667                 42.7%
Westgate International, L.P. (2)                          6,154,666                 42.7%
Richard H. Ward                                             200,000                  1.4%
Steven H. Wood                                               26,667                   *
Michael P. Keirnan                                           24,000(3)                *
D. Hugh Fraser                                               24,000(3)                *
Donald W. Wilson                                             39,333(3)                *
W. Richard Anderson                                           6,000                   *
James R. Brock                                                6,000                   *
J. Kelly Elliott                                              6,000                   *
Jonathan D. Pollock                                           6,000                   *
Donald G. Russell                                             6,000                   *
All executive officers and
   directors as a group (10 persons)                        344,000(4)               2.4%

_______________
*   Less than 1%.

(1) Paul E. Singer and Braxton Associates L.P., which is controlled by Mr. Singer, are the general partners of Elliott. The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

(2) Hambledon, Inc., which is controlled by Mr. Singer, is the sole general partner of Westgate. Martley International, Inc., which is controlled by Mr. Singer, is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any shares of common stock. The business address of Westgate is Westgate International, L.P. c/o Midland Bank Trust Corporation (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

(3) Includes option grants covering the following number of shares that are exercisable by February 28, 1999: Mr. Ward 200,000; Mr. Wood 26,667; Mr. Keirnan 12,000; Mr. Fraser 12,000; Mr. Wilson 16,667.

(4) Includes 267,334 shares subject to options that are exercisable by February 28, 1999 held by executive officers and directors.

               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We are controlled by Elliott and Westgate. Accordingly, as outlined below, there have been a number of transactions between Elliott, Westgate and us. All of our agreements with Elliott and Westgate have been made in the context of a parent-controlled subsidiary relationship and have:

     *    been negotiated within the overall context of Grant
          Geophysical's bankruptcy reorganization;

     * involved subsequent acquisitions or financings with Elliott or Westgate; or

     *    involved Elliott providing credit support for Grant.

Although we generally believe that the terms of each of these agreements were entered into on terms at least as favorable to us as could be obtained from unaffiliated third parties, we cannot assure you that the terms of these agreements have not been more or less favorable than the terms that may have been obtained by or from unaffiliated third parties.

REGISTRATION RIGHTS AGREEMENT

     On September 19, 1997, we entered into a registration rights agreement with Elliott and Westgate. Under that agreement, Elliott and Westgate have the right to require or "demand" the registration of all common stock that they beneficially own. Such demand rights are subject to the condition that we would not be required to effect more than a total of five demand registrations. The registration rights agreement also provides that no more than three demand registrations can be made in one twelve-month period. Covered stockholders also have the right to participate, or "piggyback," in equity offerings if we propose to register any of our equity securities under the Securities Act of 1933 for our own account or for the account of other stockholders. This participation is subject to a reduction of the size of such offering on the advice of the underwriters. We are required to pay all expenses in connection with such demand and piggyback registrations and are required to indemnify the selling stockholders against some liabilities, including liabilities under the Securities Act. The rights provided in the registration rights agreement are transferable to transferees of all covered securities.

LOAN AND SECURITY AGREEMENT WITH ELLIOTT

     On October 1, 1997, we entered in to a credit facility with Elliott under which we could borrow up to $5 million in principal amount of revolving loans at an annual interest rate equal to the prime rate plus 2%. Loans to us under the credit facility were secured by liens on most of our and our subsidiaries' assets, as well as by guarantees of our subsidiaries in favor of Elliott. Under that credit facility, Elliott advanced us $1.6 million in revolving loans and $15.8 million under a term note to fund the acquisition of Solid State Geophysical, Inc. On June 5, 1998, in connection with the redemption of 10,000 shares of preferred stock held by Westgate, we amended the credit facility to increase our borrowing capacity to $15 million and we extended the term of the facility to March 31, 2000. We satisfied all of our obligations under this credit facility with proceeds from our new credit facility with Foothill and Elliott.

THE ACQUISITION OF SOLID STATE GEOPHYSICAL, INC.

     In connection with our acquisition of Solid State Geophysical, Inc., the principal stockholders of Solid State transferred their shares to us for 4,652,555 shares of our common stock. Elliott and Westgate then advanced us the funds to consummate our tender offer for Solid State. As a result of the acquisition, we, through our acquisition subsidiary, SSGI, assumed $36.4 million of debt of Solid State, of which $16.7 million was held by Elliott and Westgate. We used a portion of the proceeds from the offering of our senior notes to repay substantially all of this assumed indebtedness.


THE REORGANIZATION OF GRANT GEOPHYSICAL, INC.

     In connection with the Second Amended Plan of Reorganization of Grant Geophysical, Inc. and in exchange for the satisfaction of claims against our predecessor corporation, GGI, by Oyo Geospace Corporation and Foothill Capital Corporation, we issued 19,571.162 shares of our preferred stock to Elliott and Westgate. Elliott also purchased a claim that had been previously made against us by Madeleine, L.L.C.

     On December 19, 1997, we exchanged 9,571.162 shares of preferred stock held by Elliott for a subordinated note. Elliott had previously loaned $10.2 million to us on November 26, 1997, under a demand promissory note with interest at a rate per annum equal to the prime rate plus 2%. On December 30, 1997, we paid, utilizing funds provided by Elliott and Westgate, the remainder of the cash purchase price, approximately $34.8 million, which included the cancellation of the Madeleine claim and the cancellation of the demand promissory note. In return, we issued 9.5 million shares of our common stock to Elliott and Westgate.

     Under the reorganization plan of Grant, we were required to conduct a rights offering of shares of our common stock to holders of claims against us. Elliott and Westgate exercised their right to acquire 100% of the stock of Grant on the date the reorganization was consummated and conducted a subscription offering of their shares at a later date in lieu of the rights offering. In 1998, we registered 3,459,414 shares of our common stock held by Elliott and Westgate in a subscription offering conducted by them in order to satisfy their subscription offering obligations under the reorganization plan. A total of 2,080,722 shares of our common stock were subscribed for and in exchange, Elliott and Westgate received proceeds of approximately $9.9 million. In addition, upon the consummation of the subscription offering, we issued 237,500 shares of our common stock to Elliott.

SENIOR NOTE OFFERING

     On February 18, 1998, we issued $100 million aggregate principal amount of 9 3/4 % senior notes due 2008, which are guaranteed by some of our subsidiaries. The proceeds from the senior note issuance were used to repay indebtedness of Solid State assumed in the acquisition plus other indebtedness held by Elliott, for capital expenditures and for working capital purposes.

OPTION GRANT OF OUR COMMON STOCK BY ELLIOTT

     On April 28, 1998, Elliott granted to Donald W. Wilson an option to purchase 100,000 shares of our common stock from Elliott. This option vests annually in equal one-third increments beginning on December 31, 1998 and has an average exercise price of $5.76 per share.

REDEMPTION OF PREFERRED STOCK HELD BY WESTGATE

     On June 5, 1998, we redeemed 10,000 shares of preferred stock held by Westgate, representing all of our outstanding preferred stock at the time, for a redemption price of $10.7 million. This price was a total of the liquidation amount of the preferred stock plus all accumulated, accrued and unpaid dividends We canceled and retired the shares after their redemption.

LOAN AND SECURITY AGREEMENT WITH FOOTHILL AND ELLIOTT

     On May 11, 1999, we entered into a loan and security agreement with Foothill Capital Corporation and Elliott. Under the terms of the agreement, we may borrow up to $6 million through a revolving credit facility and up to $19 million through two term loans. We must pay interest on any such borrowing at annual rate equal to the prime rate plus 1 1/2 %. Proceeds from the loans made under this loan agreement were used to repay all of our $14.8 million outstanding indebtedness to Elliott under our previous credit facility and to provide us with additional liquidity and working capital to support our operations. On August 12, 1999, the loan agreement was amended to modify components of our earnings calculations under the agreement and to allow interest payments on portions of our subordinated indebtedness purchased by Elliott. On September 23, 1999, the loan agreement was amended to increase the maximum principal amount of indebtedness under the Foothill term loan to $11.67 million and to revise the repayment schedule of that loan.

SALES OF OUR 8% EXCHANGEABLE PREFERRED STOCK TO ELLIOTT

     Between August 16, 1999 and January 5, 2000, we issued a total of
149,000 shares of our 8% exchangeable preferred stock to Elliott at a price of $100 per share. The proceeds from the sale of the preferred stock totaled an aggregate of $14,900,000 and were used to provide us with additional working capital. Additionally, we issued 677 shares and 2,253 shares of our 8% exchangeable preferred stock to Elliott as of October 1, 1999 and January 1, 2000, respectively, as dividends on the 8% exchangeable preferred stock payable on those dates.

                        DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 50,000,000 shares of our common stock, $0.001 par value per share, and 5,000,000 shares of our preferred stock, $ 0.001 par value per share. As of January 5, 2000, there were 14,526,055 shares of our common stock and 151,920 shares of our preferred stock outstanding. The following summary description of our capital stock may not be complete and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws. Copies of these documents are filed as exhibits to the registration statement, of which this prospectus forms a part.

COMMON STOCK

     All outstanding shares of our common stock are fully paid and nonassessable. All holders of our common stock have full voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. The holders of our 8% convertible preferred stock will be entitled to vote together with the holders of our common stock as a class on any matter on which the holders of our common stock are entitled to vote. Votes may not be cumulated in the election of our directors. Stockholders have no preemptive or subscription rights other than the rights offered under this offering. Our common stock is neither redeemable nor convertible, and there are no sinking fund provisions. Holders of our common stock are entitled to dividends when, as and if declared by our board of directors from funds legally available therefor and are entitled, upon liquidation, to share ratably in all assets remaining after payment of our liabilities. The rights of holders of our common stock will be subject to any of our preferential rights of any preferred stock that is issued and outstanding or that may be issued in the future.

PREFERRED STOCK

     Our board of directors has the authority, without approval of our stockholders, to issue shares of preferred stock in one or more series and to fix the number of shares, rights, preferences and limitations of each series. Among the specific matters with respect to the preferred stock that may be determined by our board of directors are the dividend rights, the redemption price, if any, the terms of a sinking fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of our affairs, conversion rights, if any, and voting powers, if any.

THE 8% EXCHANGEABLE PREFERRED STOCK

VOTING RIGHTS

     Except as otherwise required by Delaware law, holders of our 8% exchangeable preferred stock shall not be entitled to vote on any matter submitted to a vote of our stockholders. In all cases where Delaware law provides that the holders of our 8% exchangeable preferred stock are entitled to vote, holders shall have one vote for each share of our 8% exchangeable preferred stock that they hold.

Dividends

     The holders of our 8% exchangeable preferred stock are entitled to receive cumulative dividends at the annual rate of 8% of the liquidation value per share. If our board of directors so decides, any dividend may be paid in kind with additional shares of our 8% exchangeable preferred stock.

LIQUIDATION PREFERENCE

     In the event of our liquidation, dissolution, sale or winding up, holders of our 8% exchangeable preferred stock are entitled to receive $100 per share plus all accrued or declared but unpaid dividends. This liquidation value may be adjusted to account for any stock dividends, combinations or splits. If our assets and funds legally available for distribution to the holders of our 8% exchangeable preferred stock are insufficient to permit payment of their full preferential amount, then such holders will be entitled to share ratably the entire amount of such assets or funds legally available for distribution.

REDEMPTION

     We have the right to redeem the shares of our 8% exchangeable preferred stock upon 60 days notice, at a price per share of the liquidation value at that time plus all accrued or declared but unpaid dividends.

Exchange Rights

     As long as any shares of our 8% exchangeable preferred stock are outstanding, holders of the 8% exchangeable preferred stock may exchange them for any new securities that we may propose to sell or issue. Holders who elect to exchange will receive new securities having a purchase price equal to the total liquidation value of our 8% exchangeable preferred stock exchanged, plus all accumulated and unpaid dividends thereon.

THE 8% CONVERTIBLE PREFERRED STOCK

     Upon completion of the exchange offer, up to 838,492 shares of our 8% convertible preferred stock will be outstanding.

Voting Rights

     The holders of our 8% convertible preferred stock shall vote together as a single class with all other classes of our capital stock on all matters submitted to a vote of our stockholders. Each share of 8% convertible preferred stock is entitled to the number of votes equal to the number of shares of full shares of our common stock into which it is convertible. In all cases where Delaware law provides that the holders of our 8% convertible preferred stock are entitled to vote separately as a class, holders shall have one vote for each share of our 8% convertible preferred stock that they hold.

Dividends

     The holders of our 8% convertible preferred stock are entitled to receive cumulative dividends at the annual rate of 8% of the liquidation value per share. Dividends will be paid on the first business day of each January, April, July and October beginning January 1, 2000. If our board of directors so decides, any dividend may be paid in kind with additional shares of our 8% convertible preferred stock. We intend to pay dividends on the 8% convertible preferred stock in additional shares at the present time.

LIQUIDATION PREFERENCE

     In the event of our liquidation, dissolution, sale or winding up, holders of our 8% convertible preferred stock are entitled to receive $100 per share plus all accrued or declared but unpaid dividends. This liquidation value may be adjusted to account for any stock dividends, combinations or splits. If our assets and funds legally available for distribution to the holders of our 8% convertible preferred stock are insufficient to permit payment of their full preferential amount, then such holders will be entitled to share ratably the entire amount of such assets or funds legally available for distribution.

RANKING

     The 8% convertible preferred stock will rank as follows:

     * senior to our common stock and all of our other capital stock unless the terms of the other capital stock expressly provide that it ranks equally with the 8% convertible preferred stock; and

     * equally to any of our capital stock that have terms that expressly provide that it will rank equally with the 8% convertible preferred stock. At the time of the closing of the subscription offering and the exchange offer, all of our outstanding capital stock will rank junior to the 8% convertible preferred stock.

REDEMPTION

     We have the right to redeem the shares of our 8% convertible preferred stock, upon 60 days notice, at any time at a price per share equal to the liquidation value at that time plus all accrued or declared but unpaid dividends. Any 8% convertible preferred stock that we redeem shall cease to be outstanding and the holders' right to dividends shall end at that time.

CONVERSION RIGHTS

     At the option of the holder, shares of our 8% convertible preferred stock may converted into shares of our common stock. The number of shares of our common stock received upon conversion shall be determined by dividing the liquidation preference plus all accrued or declared but unpaid dividends by the conversion price then applicable to our 8% convertible preferred stock. The initial conversion price of $3.00 was determined based in part on a fairness opinion, which was delivered by an independent investment advisory firm, stating that such price is fair, from a financial point of view, to our stockholders. The initial conversion price of $3.00 is subject to adjustment to protect against dilution of the conversion right if we:

     *    pay a stock dividend;

     *    subdivide or split the outstanding common stock;

     * combine the outstanding common stock into a smaller number of shares; or

     * issue by reclassifying our common stock any shares of common stock.

     If the conversion price is adjusted, we will issue each holder of our 8% convertible preferred stock a certificate detailing such adjustments. We will not issue any fractional shares upon any conversion into our common stock, all fractional shares shall be rounded up to the nearest whole share.

                               LEGAL MATTERS

     The validity of the issuance of the rights offered in the subscription offering and the preferred stock offered by us in the exchange offering will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.


                                  EXPERTS

   The consolidated financial statements of Grant Geophysical, Inc. as of December 31, 1998 and for the year then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of GGI as of December 31, 1996 and the nine-month period ended September 30, 1997 and the consolidated financial statements of Grant Geophysical, Inc. as of December 31, 1997 have been included in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of KPMG as experts in accounting and auditing.

     The report of KPMG LLP covering the December 31, 1996 financial statements of GGI contains an explanatory paragraph that states that GGI's recurring losses from operations and net capital deficiency raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                     WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 with respect to the rights and the preferred stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement.
Some items may have been omitted from the prospectus as permitted by the rules and regulations promulgated by the SEC. For further information with respect to Grant Geophysical, Inc., the rights and the preferred stock offered, please refer to the registration statement and its accompanying exhibits.

     Statements made in this prospectus as to the provisions of any contract, agreement or other document referred to are not necessarily complete. With respect to each such statement as to a contract, agreement or other document filed as an exhibit to the registration statement, please refer to the exhibit for a more complete description of the matter involved.

     You may read and copy the registration statement and the exhibits, as well as any reports and other information that we must file with the SEC, at the public reference facilities of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also read and copy such information at the SEC's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Additionally, our SEC filings are available to the public from the SEC's website at http://www.sec.gov.

                    INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                        PAGE
GRANT GEOPHYSICAL, INC.

Consolidated Balance Sheets:
     Grant Geophysical, Inc. as of December 31, 1998
        and as of September 30, 1999 (unaudited)....................... F-2

Consolidated Statements of Operations:
     Grant Geophysical, Inc. for the nine-month period ended
        September 30, 1998 (unaudited) and the nine-month period
        ended September 30, 1999 (unaudited)........................... F-4

Consolidated Statements of Cash Flows:
     Grant Geophysical, Inc. for the nine-month period ended
        September 30, 1998 (unaudited) and the nine-month period
        ended September 30, 1999 (unaudited)........................... F-5

Notes to Consolidated Financial Statements............................. F-6

GRANT GEOPHYSICAL, INC. AND GGI LIQUIDATING CORPORATION

Report of Independent Accountants:
     Grant Geophysical, Inc............................................ F-10

Independent Auditors' Report:
     Grant Geophysical, Inc............................................ F-11
     GGI Liquidating Corporation....................................... F-12

Consolidated Balance Sheets:
     Grant Geophysical, Inc. as of December 31, 1997 and 1998.......... F-13

Consolidated Statements of Operations:
     GGI Liquidating Corporation for the year ended December 31,
        1996 and  for the nine-month period ended September 30,
        1997........................................................... F-15
     Grant Geophysical, Inc. for the three-month period ended
        December 31, 1997 and the year ended December 31, 1998......... F-15

Consolidated Statement of Stockholders' Equity (Deficit):
     GGI Liquidating Corporation for the year ended December 31,
        1996........................................................... F-16
     Grant Geophysical, Inc. for the three-month period ended
        December 31, 1997 and the year ended December 31, 1998......... F-17

Consolidated Statements of Cash Flows:
     GGI Liquidating Corporation for the years ended December 31,
        1996 and for the nine-month period ended September 30,
        1997........................................................... F-19
     Grant Geophysical, Inc. for the three-month period ended
        December 31, 1997 and for the year ended December 31, 1998..... F-19

Notes to Consolidated Financial Statements............................. F-21

Supplementary Financial Information.................................... F-46

Grant Geophysical, Inc. Unaudited Pro Forma Consolidated Financial
  Statements:
     Introduction...................................................... F-47
     Unaudited Pro Forma Consolidated Statement of Operations
        for the Year Ended December 31, 1998........................... F-48
     Unaudited Pro Forma Consolidated Statement of Operations
        for the Nine Months Ended September 30, 1999................... F-49
     Unaudited Pro Forma Consolidated Balance Sheet as of
        September 30, 1999............................................. F-50
Notes to Unaudited Pro Forma Consolidated Financial
  Statements........................................................... F-51

                   GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                            (DOLLARS IN THOUSANDS)

                                                        DECEMBER 31,          SEPTEMBER 30,
                                                           1998                   1999
                                                        ------------          -------------
                                                                               (unaudited)
               ASSETS
Current assets:
  Cash and cash equivalents                             $  7,921               $  1,949
  Restricted cash                                            106                     17
  Accounts receivable:
    Trade (net of allowance for doubtful accounts
         of $86 and $499 at December 31, 1998 and
         September 30, 1999, respectively)                25,918                 13,823
    Other                                                  1,663                    884
  Inventories                                                512                    442
  Prepaids                                                 4,639                  2,954
  Work in process                                          4,062                  3,980
                                                        --------               --------
    Total current assets                                  44,821                 24,049

Property, plant and equipment                             93,264                 93,497
Less:  accumulated depreciation                           27,359                 39,490
                                                        --------               --------
    Net property, plant and equipment                     65,905                 54,007

Multi-client data, net                                    10,899                 24,363
Goodwill, net                                             36,592                 35,531
Debt issue costs, net                                      4,297                  3,955
Other assets                                               3,927                  1,653
                                                        --------               --------
    Total assets                                        $166,441               $143,558
                                                        ========               ========





                                            (CONTINUED ON NEXT PAGE)

                   GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)


                                                        DECEMBER 31,          SEPTEMBER 30,
                                                           1998                   1999
                                                        ------------          -------------
                                                                               (unaudited)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable, current portion of long-term debt and
     capital lease obligations                          $  2,522               $  7,651
  Accounts payable                                        15,316                  8,953
  Accrued expenses                                         6,621                  3,978
  Accrued interest                                         3,798                  1,367
  Foreign income taxes payable                             2,191                    155
                                                        --------               --------
   Total current liabilities                              30,448                 22,104

Revolving line of credit-affiliate                         8,000                  7,500
Long-term debt and capital lease obligations             102,817                111,827
Unearned revenue                                           2,115                  2,971
Other liabilities and deferred credits                     1,059                  2,302

Stockholders' equity:
  Preferred stock, $.001 par value.  Authorized
         10,000,000 shares: 8% exchangeable series
         (stated at liquidation preference of
         $100 per share), issued 82,500 shares at
         September 30, 1999.  Authorized, issued and
         outstanding zero at December 31, 1998                 -                  8,250
  Common stock, $.001 par value.  Authorized
         50,000,000 and 25,000,000 shares at September
         30, 1999 and December 31, 1998, respectively;
         issued and outstanding 14,526,055 and
         14,426,055 shares at September 30, 1999
         and December 31, 1998, respectively                  14                     14
  Additional paid-in capital                              41,727                 41,757
  Accumulated deficit                                    (17,253)               (51,396)
  Accumulated other comprehensive income                  (2,486)                (1,771)
                                                        --------               --------
    Total stockholders' equity                            22,002                 (3,146)
                                                        --------               --------
      Total liabilities and stockholders' equity        $166,441               $143,558
                                                        ========               ========




         See accompanying Notes to Consolidated Financial Statements.

                   GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                NINE   MONTHS ENDED
                                                                   SEPTEMBER  30,
                                                             --------------------------
                                                                1998             1999
                                                             ---------        ---------
                                                                     (unaudited)

Revenues                                                     $ 147,357        $ 44,721

Expenses:
   Direct operating expenses                                   107,445          38,587
   Selling, general and administrative expenses                 11,409           9,749
   Depreciation and amortization                                16,087          17,377
   Charge for asset impairment                                       -           4,726
                                                              --------        --------
      Total costs and expenses                                 134,941          70,439
                                                              --------        --------
      Operating income (loss)                                   12,416         (25,718)

Other income (expense):
   Interest, net                                                (6,820)         (8,811)
   Other                                                          (283)            840
                                                              --------        --------
     Total other expense                                        (7,103)         (7,971)
                                                              --------        --------

     Income (loss) before taxes                                  5,313         (33,689)

Income tax expense                                               3,218             456
                                                              --------        --------

     Net income (loss)                                           2,095         (34,145)
     Preferred dividends                                           440              68
                                                              --------        --------
     Net income (loss) applicable to common stock             $  1,655        $(34,213)
                                                              ========        ========

INCOME PER COMMON SHARE - BASIC
  AND DILUTED:

Net income (loss)                                             $   0.15        $  (2.37)
Dividend requirement on pay-in-kind
  preferred stock                                                (0.03)              -
                                                              --------        --------
Net income (loss) per common share                            $   0.12        $  (2.37)
                                                              ========        ========




         See accompanying Notes to Consolidated Financial Statements.

                    GRANT GEOPHYSICAL, INC AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                             NINE MONTHS ENDED
                                                                               SEPTEMBER 30,
                                                                        --------------------------
                                                                            1998           1999
                                                                        -----------     ----------
                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  NET INCOME (LOSS)                                                     $  2,095         $(34,145)
  ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET
   CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
    Charge for asset impairment                                                -            4,726
    Depreciation and amortization expense                                 16,087           17,377
    (Gain) loss on sale of fixed assets                                     (120)            (157)
    Provision for doubtful accounts                                          450              450
    Exchange (gain) loss                                                     679             (474)
    Multi-client data amortization                                             -              520
    Directors' stock compensation expense                                      -               30
    Other non-cash items                                                      48               59
  CHANGES IN ASSETS AND LIABILITIES:
   (INCREASE) DECREASE IN:
    Accounts receivable                                                  (12,239)          12,424
    Inventories                                                               (2)              70
    Prepaids                                                                (479)           1,685
    Work in process                                                       (1,974)              82
    Other assets                                                          (1,168)           2,627
   INCREASE (DECREASE) IN:
    Accounts payable                                                       4,667           (6,363)
    Accrued expenses                                                        (109)          (2,864)
    Foreign income tax payable                                             1,348           (2,036)
    Other liabilities and deferred credits                                (1,235)           2,099
                                                                        --------         --------
       NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                 8,048           (3,890)

  CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures, net                                             (18,031)          (4,649)
   Multi-client data                                                      (2,848)         (18,640)
   Proceeds from sale of assets                                              649              239
   Restricted cash                                                           226               89
   Acquisition of Interactive Seismic Imaging                             (2,988)               -
                                                                        --------         --------
       NET CASH USED IN INVESTING ACTIVITIES                             (22,992)         (22,961)

  CASH FLOWS FROM FINANCING ACTIVITIES:
   Debt issue costs                                                       (4,597)            (940)
   Borrowings made                                                       105,020           49,061
   Repayment on borrowings                                               (75,249)         (35,746)
   Common stock issue costs                                                 (195)               -
   Proceeds from issuance of preferred stock                                   -            8,250
   Redemption of preferred stock                                         (10,000)               -
   Dividends paid                                                           (723)               -
                                                                        --------         --------
       NET CASH PROVIDED BY FINANCING ACTIVITIES                          14,256           20,625
                                                                        --------         --------
  EFFECT OF EXCHANGE RATE CHANGES ON CASH                                   (431)             254
                                                                        --------         --------
  NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    (1,119)          (5,972)
  CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                         7,093            7,921
                                                                        --------         --------
  CASH AND CASH EQUIVALENTS AT END OF PERIOD                            $  5,974         $  1,949
                                                                        ========         ========

         See accompanying Notes to Consolidated Financial Statements.

                  GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                (UNAUDITED)


     (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The balance sheet of Grant Geophysical, Inc. and subsidiaries (the "Company") as of September 30, 1999 and the related statements of operations and cash flows for the nine months ended September 30, 1998 and 1999 are unaudited. In the opinion of management, the accompanying unaudited condensed financial statements of Grant and its consolidated subsidiaries contain all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly the financial position as of September 30, 1999 and the results of operations for the three and nine months ended September 30, 1999. The consolidated financial statements should be read in conjunction with the audited financial statements and footnotes for the year ended December 31, 1998, included in the Company's Form 10-K, as filed with the Securities and Exchange Commission (the "Commission").

          PRINCIPLES OF CONSOLIDATION

          The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

          MULTI-CLIENT DATA LIBRARY

          The costs incurred in acquiring and processing multi-client seismic data owned by the Company are capitalized. During the twelve-month period beginning at the completion of the acquisition and processing of each multi-client survey, costs are amortized based on revenues from such survey as a percentage of total estimated revenues to be realized from such survey. Thereafter, amortization of remaining capitalized costs is provided at the greater of the percentage of realized revenues to total estimated revenues or straight line over four years.

          On a quarterly basis, management estimates the residual value of each survey, and additional amortization is provided if the remaining revenues reasonably expected to be obtained from any survey are less than the carrying value of such survey. See Note 2.

          ASSET IMPAIRMENT

          In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of", long-lived assets and certain identifiable intangibles are written down to their current fair value whenever events or changes in circumstances indicate that the carrying amount of these assets are not recoverable. These events or changes in circumstances may include but are not limited to a significant change to the extent in which an asset is used, a significant decrease in the market value of the asset, or a projection or forecast that demonstrates continuing losses associated with an asset. If an impairment is determined, the asset is written down to its current fair value and a loss is recognized. See Note 2.

          USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

            The more significant areas requiring the use of management estimates relate to expected future sales associated with the Company's multi-client data library, estimated future cash flows related to long-lived assets and valuation allowances for deferred tax assets. Actual results could differ materially from these estimates making it reasonably possible that a change in these estimates could occur in the near future.

                  GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                (unaudited)


          INCOME (LOSS) PER COMMON SHARE

          In accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share," basic income (loss) per common share is computed based upon the weighted average number of common shares outstanding during each period without any dilutive effects considered. Diluted income (loss) per common share reflects dilution for all potentially dilutive securities including warrants and convertible securities. The income (loss) is adjusted for cumulative preferred stock dividends in calculating net income (loss) applicable to the common stockholders.

     (2) Charge for Asset Impairment

           In the third quarter of 1999 the Company wrote down certain multi-client data surveys in the amount of $4.7 million. The impairment of the multi-client data in 1999 was due to reductions in estimates of future licensing prospects for such data due to the current downturn in the industry, and the Company's recent sales experience for such data.

     (3) DEBT

          On May 11, 1999, the Company entered into a Loan and Security Agreement (the "Credit Facility") with Foothill Capital Corporation and Elliott Associates L.P. ("Elliott"), the "Lenders", pursuant to which the Company may borrow up to $6.0 million through a revolving facility and up to $19.0 million through two term loans. Proceeds were used to repay all of the Company's outstanding indebtedness to Elliott ($14.8 million) and will be used to provide additional liquidity and working capital to support the Company's operations. The Credit Facility imposes certain limitations on the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, incur liens, pay dividends or make other distributions in cash or certain property, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other persons or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company or its subsidiaries, make Investments (as defined in the Credit Facility) and maintain a minimum EBITDA (earnings before interest, tax, depreciation and amortization) level. The interest rate on the loans is 1.5% over prime. Amounts available and outstanding at September 30, 1999 are $412,000 and $22.4 million, respectively.

     (4)  EQUITY FINANCING

          On August 13, 1999, the board of directors of the Company created a series of 120,000 shares of preferred stock, amended to 150,000 shares on October 13, 1999, designated as "8% Exchangeable Preferred Stock". The shares of 8% Exchangeable Preferred Stock have a liquidation preference of $100 per share. The 8% Exchangeable Preferred Stock is entitled to receive cumulative dividends at the rate of 8% per annum of the liquidation preference. The dividends are payable quarterly in cash or, at the Company's option, in shares of 8% Exchangeable Preferred Stock. The shares of 8% Exchangeable Preferred Stock may be exchanged, at the option of the holder, into such new securities as the Company may from time to time propose to sell or issue. Between August 16, 1999 and January 5, 2000, the Company issued a total of 149,000 shares of 8% Exchangeable Preferred Stock to Elliott at a price of $100 per share. The proceeds from the sale of the preferred stock totaled an aggregate of $14,900,000, and were used to meet the Company's cash needs. Additionally, the Company issued 677 shares and 2,253 shares of 8% Exchangeable Preferred Stock to Elliott as of October 1, 1999 and January 1, 2000, respectively, as dividends on the 8% Exchangeable Preferred Stock payable on those dates.

                  GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                (UNAUDITED)


     (5)  SUPPLEMENTAL  SCHEDULES  TO CONSOLIDATED STATEMENTS OF CASH  FLOWS


                                                        NINE MONTHS ENDED
                                                          SEPTEMBER 30,
                                                      ----------------------
                                                        1998         1999
                                                      ---------    ---------
                                                      (DOLLARS IN THOUSANDS)
     CASH PAID FOR INTEREST AND TAXES WAS AS FOLLOWS:
            Taxes, net of refunds                      $ 3,181     $   547
            Interest                                     6,490      10,671


     (6)  COMPREHENSIVE INCOME (LOSS)

          Effective January 1, 1998, Grant adopted Statement of Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components. Comprehensive loss of Grant consists solely of foreign currency translation adjustment for the periods presented.

                Accumulated other comprehensive loss
                 at December 31, 1998                           $ (2,486)
                Foreign currency translation adjustment
                 for nine-month period ended September
                 30, 1999                                            715
                                                                --------
                Accumulated other comprehensive loss at
                 September 30, 1999                             $ (1,771)
                                                                ========
     (7) SEGMENT INFORMATION

          Set forth below is certain information about the Company's reported segments for the nine months ended September 30, 1999 and 1998 (dollars in thousands):

  1999                   UNITED STATES      CANADA    LATIN AMERICA    FAR EAST
  ----                   -------------     --------   -------------    --------
Revenues                   $  26,606       $ 7,907      $  3,912       $ 6,296
Operating Income (Loss)      (15,530)         (576)       (6,706)       (2,906)

  1998                   UNITED STATES      CANADA    LATIN AMERICA    FAR EAST
  ----                   -------------     --------   -------------    --------
Revenues                   $  61,552       $12,820      $ 46,456       $26,529
Operating Income (Loss)        1,479           (38)        7,569         3,406


     (8) SUBSEQUENT EVENTS

          On September 30, 1999, the Company entered into an Asset Purchase Agreement, effective October 30, 1999 for the purchase of certain seismic acquisition equipment. The purchase price for the assets was 100,000 shares of common stock and cash payments totaling $3 million. The cash payments are due in three installments on October 31, 1999, December 31, 1999 and March 31, 2000.

          On October 20, 1999, the board of directors of the Company voted to increase the number of shares constituting the 8% Exchangeable Preferred Stock of the Company from 120,000 to 150,000 and to amend the Certificate of Designation to that effect.

          On October 25, 1999, holders of greater than a majority of the outstanding common stock voting power of the Company acted, by written consent, to further amend the Amended and Restated Certificate of Incorporation to decrease the number of authorized aggregate shares of capital stock of the Company from 60,000,000 to 55,000,000 shares thus decreasing the number of authorized shares of the Company's preferred stock from 10,000,000 to 5,000,000 shares.

           On October 25, 1999, Amendment No. 3 to Common Stock Registration Rights Agreement, amending the definition of "Registerable Shares," was executed.

                       REPORT OF INDEPENDENT ACCOUNTANTS


   To the Board of Directors and Stockholders of Grant Geophysical, Inc.


   In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Grant Geophysical, Inc. and its subsidiaries at December 31, 1998 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


   /S/ PRICEWATERHOUSECOOPERS LLP
   PRICEWATERHOUSECOOPERS LLP




   Houston, Texas
   April 6, 1999

                         INDEPENDENT AUDITORS' REPORT


   The Board of Directors and Stockholders
   Grant Geophysical, Inc.

      We have audited the accompanying consolidated balance sheet of Grant Geophysical, Inc. and subsidiaries as of December 31, 1997 and the related consolidated statement of operations, stockholders' equity, and cash flows for the three-month period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the financial position of Grant Geophysical, Inc. and subsidiaries, as of December 31, 1997, and the results of their operations and their cash flows for the three-month period then ended in conformity with generally accepted accounting principles.


   /S/ KPMG LLP
   KPMG LLP

   Houston, Texas
   March 18, 1998

                         INDEPENDENT AUDITORS' REPORT


   The Board of Directors
   GGI Liquidating Corporation

      We have audited the accompanying consolidated statements of operations, stockholders' equity (deficit), and cash flows of GGI Liquidating Corporation (a debtor-in-possession as of December 31, 1996) (formerly Grant Geophysical, Inc.) and subsidiaries for the year ended December 31, 1996 and the nine month period ended September 30, 1997. These consolidated financial statements are the responsibility of GGI Liquidating Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of GGI Liquidating Corporation and subsidiaries for the year ended December 31, 1996, and the nine month period ended September 30, 1997, in conformity with generally accepted accounting principles.

      The accompanying consolidated financial statements and financial statement schedule have been prepared assuming that GGI Liquidating Corporation will continue as a going concern which contemplates among other things, the realization of assets and liquidation of liabilities in the ordinary course of business. As discussed in Note 1 to the consolidated financial statements, GGI Liquidating Corporation (the Petitioning Company) filed a voluntary petition for reorganization under chapter 11 of the United States Bankruptcy Code on December 6, 1996. The chapter 11 case of the Petitioning Company is administered by the United States Bankruptcy Court for the District of Delaware (the "Court"). The Petitioning Company is operating the business as debtor-in-possession which requires certain of its actions to be approved by the Court. In
   September 1997 the Court approved the "Second Amended Plan of Reorganization" (the "Plan") filed by GGI Liquidating Corporation. The Plan was consummated on September 30, 1997, with the purchase by Grant Geophysical, Inc. of substantially all of the assets and the assumption of certain liabilities of GGI Liquidating Corporation. GGI Liquidating Corporation is currently in liquidation and will distribute all of its assets pursuant to the Plan. Upon the completion of its asset distribution, GGI Liquidating Corporation will dissolve and cease to exist. The consolidated financial statements and financial statement schedule do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amounts and classification of liabilities that might result from the Plan and the distribution of assets pursuant thereto.

   /S/ KPMG LLP
   KPMG LLP

   Houston, Texas
   December 22, 1997

                   GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)



                                                        DECEMBER 31,          SEPTEMBER 30,
                                                           1997                   1998
                                                        ------------          -------------

               ASSETS
Current assets:
   Cash and cash equivalents                            $   7,093              $   7,921
   Restricted cash                                            321                    106
   Accounts receivable:
      Trade (net of allowance for doubtful accounts
       of $158 and $86 at December 31, 1997 and 1998,
       respectively)                                       29,495                 25,918
      Other                                                 2,487                  1,663
   Inventories                                                530                    512
   Prepaids                                                 4,190                  4,639
   Work in process                                          2,779                  4,062
                                                        ---------              ---------
         Total current assets                              46,895                 44,821

Property, plant and equipment:
   Land                                                       427                    411
   Buildings and improvements                               1,548                  1,932
   Plant facilities and store fixtures                        876                  1,142
   Machinery and equipment                                 70,151                 89,779
                                                        ---------              ---------
         Total property, plant and equipment               73,002                 93,264
   Less accumulated depreciation                            8,498                 27,359
                                                        ---------              ---------
         Net property, plant and equipment                 64,504                 65,905
Multi-client data, net                                      5,736                 10,899
Goodwill, net                                              36,304                 36,592
Other assets                                                2,265                  8,224
                                                        ---------              ---------
         Total assets                                   $ 155,704              $ 166,441
                                                        =========              =========

                                                       (CONTINUED ON NEXT PAGE)

                   GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)



                                                        DECEMBER 31,          SEPTEMBER 30,
                                                           1997                   1998
                                                        ------------          -------------

        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable, current portion of long-term
     debt and capital lease obligations                 $   1,158              $   2,522
   Accounts payable                                        16,422                 15,316
   Accrued expenses                                        10,168                  6,621
   Accrued interest                                           150                  3,798
   Foreign income taxes payable                             2,807                  2,191
                                                        ---------              ---------
     Total current liabilities                             30,705                 30,448

Revolving line of credit - affiliate                          800                  8,000
Long-term debt and capital lease obligations               64,609                102,817
Unearned revenue                                            5,443                  2,115
Other liabilities and deferred credits                      2,369                  1,059
Subordinated note                                           9,786                      -
Stockholders' equity:
   Cumulative pay-in-kind preferred stock, $.001
    par value.  Authorized 20,000 shares; issued and
    outstanding 10,000 shares at December 31, 1997.
    Authorized, issued and outstanding zero
    at December 31, 1998                                   10,000                      -
   Common stock, $.001 par value.  Authorized
    25,000,000 shares; issued and outstanding
    14,152,555 and 14,426,055 shares at December 31,
    1997 and 1998, respectively                                14                     14
   Additional paid-in capital                              41,278                 41,727
   Accumulated deficit                                     (8,833)               (17,253)
   Accumulated other comprehensive loss                      (467)                (2,486)
                                                        ---------              ---------
     Total stockholders' equity                            41,992                 22,002
                                                        ---------              ---------
       Total liabilities and stockholders' equity       $ 155,704              $ 166,441
                                                        =========              =========


         See accompanying notes to consolidated financial statements.

                   GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                      AND
                 GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                      GGI                                    GRANT
                                                        ---------------------------------      -------------------------------
                                                           YEAR              NINE MONTHS       THREE MONTHS           YEAR
                                                           ENDED                ENDED             ENDED               ENDED
                                                        DECEMBER 31,        SEPTEMBER 30,      DECEMBER 31,        DECEMBER 31,
                                                           1996                 1997                1997                1998
                                                        ------------       --------------      -------------       ------------
Revenues                                                $ 105,523            $  92,705           $  37,868           $ 175,512

Expenses:
   Direct operating expenses                              136,326               71,006              28,431             128,962
   Selling, general and administrative expenses            17,865                6,473               3,507              14,156
   Depreciation and amortization                           11,500                8,432               4,594              22,286
   Charge for asset impairment                              5,802                    -               6,369               3,762
                                                        ---------            ---------           ---------           ---------
      Total costs and expenses                            171,493               85,911              42,901             169,166
                                                        ---------            ---------           ---------           ---------

      Operating income (loss)                             (65,970)               6,794              (5,033)              6,346

Other income (expense):
   Interest expense                                        (7,558)              (4,037)             (1,431)            (10,380)
   Reorganization costs                                      (412)              (3,543)                  -                   -
   Interest income                                             36                  279                  69               1,080
   Other                                                     (502)               2,266              (1,262)               (820)
                                                        ---------            ---------           ---------           ---------
      Total other expense                                  (8,436)              (5,035)             (2,624)            (10,120)
                                                        ---------            ---------           ---------           ---------

      Income (loss) before taxes and minority interest    (74,406)               1,759              (7,657)             (3,774)
Income tax expense                                         (1,621)              (2,184)               (856)             (3,924)
                                                        ---------            ---------           ---------           ---------

      Loss before minority interest                       (76,027)                (425)             (8,513)             (7,698)
Minority interest                                               -                    -               2,847                   -
                                                        ---------            ---------           ---------           ---------
      Net loss                                          $ (76,027)           $    (425)          $  (5,666)          $  (7,698)

Dividend requirement on pay-in-kind preferred stock        (6,363)                   -                (477)               (440)
                                                        ---------            ---------           ---------           ---------
Net loss applicable to common stock                     $ (82,390)           $    (425)          $  (6,143)          $  (8,138)
                                                        =========            =========           =========           =========
LOSS PER COMMON SHARE - BASIC
   AND DILUTED:
Net loss                                                                                         $   (1.18)          $    (.54)
Dividend requirement on pay-in-kind
  preferred stock                                                                                     (.10)               (.03)
                                                                                                 ---------           ---------
Net loss per common share                                                                        $   (1.28)          $    (.57)
                                                                                                 =========           =========

          See accompanying notes to consolidated financial statements

                   GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                      AND
                 GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                            (DOLLARS IN THOUSANDS)

                                                                                 GGI
                               -----------------------------------------------------------------------------------------------------
                                 $2.4375
                                CONVERTIBLE   SERIES A                                                                    TOTAL
                               EXCHANGEABLE  CONVERTIBLE   JUNIOR      CUMULATIVE             ADDITIONAL               STOCKHOLDERS'
                                PREFERRED     PREFERRED   PREFERRED    PAY-IN-KIND    COMMON   PAID-IN    ACCUMULATED    (DEFICIT)
                                  STOCK         STOCK       STOCK    PREFERRED STOCK  STOCK    CAPITAL      DEFICIT       EQUITY
                               ------------  -----------  ---------  ---------------  ------  ----------  -----------  -------------
Balances at December 31,
 1995                                    22            -      1,490                -      24     112,122     (83,943)        29,715
  Net loss                                -            -          -                -       -           -     (76,027)       (76,027)
  Common stock issued
    in connection with
    obtaining equipment
    and short- and long-
    term financing                        -            -          -                -       -         389           -            389
  Issuance of 143,000
    shares of $2.4375
    convertible
    exchangeable
    preferred stock, net
    of non-cash issuance
    costs of $171,000                     1            -          -                -       -       1,372           -          1,373
  Issuance of 70,000 shares
    of Series A convertible
    preferred stock                       -            1          -                -       -       6,999           -          7,000
  Conversion of
    convertible
    debentures                            -            -          -                -       7       2,767           -          2,774
  Conversion of Series A
    convertible preferred
    stock                                 -           (1)         -                -       9          (8)          -              -
  Proceeds from the
    exercise of 200,000
    warrants                              -            -          -                -       1         150           -            151
  Restricted common stock
    issued under the Incentive
    Stock Option Plan                     -            -          -                -       -         129           -            129
  Proceeds from sale of
    125,000 shares under
    Incentive Stock Option
    Plan                                  -            -          -                -       -         145           -            145
  Restricted common
    stock issued under
    the Employee
    Retirement Savings
    Plan                                  -            -          -                -       -         138           -            138
                               ------------  -----------  ---------  ---------------  ------  ----------  -----------  ------------
Balances at December 31,
    1996                       $         23  $         -  $   1,490  $             -  $   41  $  124,203  $ (159,970)  $    (34,213)
                               ------------  -----------  ---------  ---------------  ------  ----------  -----------  ------------

         See accompanying notes to consolidated financial statements.

                   GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                      AND
                 GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                            (DOLLARS IN THOUSANDS)

                                                                            GRANT
                                        -------------------------------------------------------------------------------------
                                        CUMULATIVE                                               ACCUMULATED
                                        PAY-IN-KIND                 ADDITIONAL                      OTHER           TOTAL
                                         PREFERRED      COMMON       PAID-IN      ACCUMULATED   COMPREHENSIVE   STOCKHOLDERS'
                                           STOCK        STOCK        CAPITAL        DEFICIT         LOSS            EQUITY
                                        -----------     -------     ----------    -----------   -------------   -------------
Beginning balances                      $         -     $    -      $        -    $         -   $           -   $           -
  Net loss                                        -          -               -         (5,666)              -          (5,666)
  Common stock, one share issued                  -          -               -              -               -               -
  Cumulative preferred stock issued          19,571          -               -              -               -          19,571
  Effective issuance of 4,590,055
     shares of common stock for
     majority investment in
     Solid State                                  -          5           7,195              -               -           7,200
  "As if" pooling effect of Solid
     State                                        -          -               -         (2,952)              -          (2,952)
  Common stock, one share issued                  -          -               -              -               -               -
  Issuance of 62,500 shares of
     common stock for principal
     shareholders' exchange of
     warrants in Solid State                      -          -             144              -               -             144
  Issuance of 9,499,998 shares to
     principal stockholders in
     accordance with the Plan                     -          9          33,939              -               -          33,948
  Conversion of 9,571 preferred
     shares to Subordinated Note             (9,571)         -               -              -               -          (9,571)
  Payment of preferred stock
     dividend                                     -          -               -           (215)              -            (215)
  Accumulated other
     comprehensive loss                           -          -               -              -            (467)           (467)
                                        -----------     ------      ----------    -----------   -------------   -------------

Balances at December 31, 1997           $    10,000     $   14      $   41,278    $    (8,833)  $        (467)  $      41,992
                                        ===========     ======      ==========    ===========   =============   =============

                                                    (CONTINUED ON NEXT PAGE)

                   GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                      AND
                 GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                            (DOLLARS IN THOUSANDS)

                                                                            GRANT
                                        -------------------------------------------------------------------------------------
                                        CUMULATIVE                                               ACCUMULATED
                                        PAY-IN-KIND                 ADDITIONAL                      OTHER           TOTAL
                                         PREFERRED      COMMON       PAID-IN      ACCUMULATED   COMPREHENSIVE   STOCKHOLDERS'
                                           STOCK        STOCK        CAPITAL        DEFICIT         LOSS            EQUITY
                                        -----------     ------      ----------    -----------   -------------   -------------
Balances at December 31, 1997           $    10,000     $   14      $   41,278    $    (8,833)  $        (467)  $      41,992
 Net loss                                         -          -               -         (7,698)              -          (7,698)
 Redemption of cumulative
    pay-in-kind preferred stock             (10,000)         -               -              -               -         (10,000)
 Issuance of  237,500 shares of
    common stock to principal
    shareholders in satisfaction of the
    Registration Rights Agreement                 -          -               -              -               -               -
 Payment of dividends                             -          -               -           (722)              -            (722)
 Stock issue costs for registration
     rights                                       -          -            (336)             -               -            (336)
 Issuance of 36,000 shares of
    common stock to non-employee
    directors                                     -          -             150              -               -             150
 Non-cash litigation costs                        -          -             635              -               -             635
 Accumulated other
    comprehensive loss                            -          -               -              -          (2,019)         (2,019)
                                        -----------     ------      ----------    -----------   -------------   -------------

Balances at December 31, 1998           $         -     $   14      $   41,727    $   (17,253)  $      (2,486)  $      22,002
                                        ===========     ======      ==========    ===========   =============   =============

         See accompanying notes to consolidated financial statements.

                    GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                      AND
                 GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)


                                                                   GGI                               GRANT
                                                        ----------------------------   ------------------------------
                                                           YEAR        NINE MONTHS     THREE MONTHS          YEAR
                                                           ENDED          ENDED           ENDED             ENDED
                                                        DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,      DECEMBER 31,
                                                            1996           1997            1997              1998
                                                        ------------   -------------   ------------      ------------
Cash flows from operating activities:
  Net loss                                              $ (76,027)      $    (425)      $  (5,666)        $  (7,698)
  Adjustments to reconcile net loss to
   net cash provided by operating activities:
   Charge for asset impairment                              5,802               -           6,369             3,762
   Provision for doubtful accounts                          5,511               -               -               194
   Depreciation and amortization expense                   11,500           8,432           4,594            22,286
   Deferred costs amortization                             29,528               -               -                 -
   Loss on sale of subsidiaries                               198               -               -                 -
   (Gain) loss on the sale of fixed assets                    (25)             39             132              (189)
   Exchange loss (gain)                                       251              98             (77)              485
   Non-cash litigation costs                                    -               -               -               635
   Minority Interest in net loss                                -               -          (2,847)                -
   Other non-cash items                                       328             225            (303)               68
  Changes in assets and liabilities,
   excluding effects of divestitures:
   Accounts receivable                                     13,346           2,375             694             3,046
   Inventories                                                914             (27)              -                18
   Prepaids                                                 1,228            (538)         (1,220)              737
   Work-in-process                                        (24,969)           (268)         (1,101)           (1,283)
   Other assets                                             1,846          (1,031)            983              (414)
   Accounts payable                                         9,328           3,143          (1,237)           (1,149)
   Accrued expenses                                         5,059             830           1,759               331
   Foreign income taxes payable                               390           1,767             487              (616)
   Other liabilities and deferred credits                   7,973          (2,320)          2,213            (4,398)
  Change in pre-petition liabilities subject
   to Chapter 11 case:
   Accounts payable                                             -          (2,226)              -                 -
   Accrued expenses                                          (125)         (1,732)              -                 -
   Foreign income tax payable                                   -            (194)              -                 -
   Other liabilities and deferred costs                    (1,402)         (3,622)              -                 -
                                                        ---------       ---------       ---------         ---------
   Net cash provided by (used in) operating
         activities                                        (9,346)          4,526           5,386            15,815

                                                       (CONTINUED ON NEXT PAGE)

                    GRANT GEOPHYSICAL INC. AND SUBSIDIARIES
                                      AND
                 GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)



                                                                   GGI                               GRANT
                                                        ----------------------------   ------------------------------
                                                           YEAR        NINE MONTHS     THREE MONTHS          YEAR
                                                           ENDED          ENDED           ENDED             ENDED
                                                        DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,      DECEMBER 31,
                                                            1996           1997            1997              1998
                                                        ------------   -------------   ------------      ------------
Cash flows from investing activities:
   Capital expenditures                                 $ (10,339)      $  (6,751)      $  (3,994)        $ (20,666)
   Multi-client data                                            -               -               -            (8,500)
   Proceeds from the sale of assets                            25              20             182               634
   Proceeds from the sale of subsidiaries/
      businesses                                               39               -               -                 -
   Acquisition of the minority interest in
      Solid State                                               -               -         (15,903)                -
   Acquisition of Interactive Seismic Imaging                   -               -               -            (2,988)
   Restricted cash                                             94               -               -               215
                                                        ---------       ---------       ---------         ---------

         Net cash used in investing activities            (10,181)         (6,731)        (19,715)          (31,305)

Cash flows from financing activities:
   Debt issue costs                                             -               -               -            (4,629)
   Common stock issue costs                                     -               -               -              (336)
   Issuance of common stock                                     -               -               -               150
   Redemption of preferred stock                                -               -               -           (10,000)
   Dividends paid                                               -               -               -              (722)
   Proceeds from the exercise of stock options
      and warrants                                            296               -               -                 -
   Proceeds from issuance of $2.4375 preferred
      stock, net of issuance costs                          1,544               -               -                 -
   Proceeds from issuance of Series A
      preferred stock                                       7,000               -               -                 -
   Borrowings made during the period                      122,354           4,207          31,270           119,335
   Repayment on borrowings during the period             (105,757)         (1,838)        (15,363)          (86,977)
   Proceeds from the issuance of common stock                   -               -          33,948                 -
   Repayment of debt due to GGI                                 -               -         (34,783)                -
   Pre-petition liabilities subject to Chapter 11 case:
      Borrowings under credit facility                      3,612          49,385               -                 -
      Repayment on borrowings                              (3,382)        (50,465)              -                 -
                                                        ---------       ---------       ---------         ---------

      Net cash provided by financing activities            25,667           1,289          15,072            16,821

Effect of exchange rate changes on cash                      (415)           (238)            160              (503)
                                                        ---------       ---------       ---------         ---------

   Net increase (decrease) in cash and cash equivalents     5,725          (1,154)            903               828
Cash and cash equivalents at beginning  of period           1,047           6,772           6,190             7,093
                                                        ---------       ---------       ---------         ---------
Cash and cash equivalents at end of period              $   6,772       $   5,618       $   7,093         $   7,921
                                                        =========       =========       =========         =========

Supplemental disclosures of noncash investing and financing activities. See note 18.


          See accompanying notes to consolidated financial statements

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1996, 1997, AND 1998

(1) BASIS OF PRESENTATION

     Effective September 30, 1997 ("the Effective Date"), in connection with the plan of reorganization (the "Plan"), Grant Geophysical, Inc. ("Grant"), which was formerly known as Grant Acquisition Corporation, acquired substantially all of the assets and assumed certain liabilities of GGI Liquidating Corporation ("GGI"), which was formerly known as Grant Geophysical, Inc. Elliott Associates L.P. ("Elliott") and Westgate International, L.P. ("Westgate") ("collectively known as "the Principal Stockholders") own 85.4% of the issued and outstanding common stock of Grant at December 31, 1998. Westgate owned all of the preferred stock that had been outstanding during 1997 and 1998. This preferred stock was redeemed on June 5, 1998 and all authorized shares have been canceled. The general partners of Elliott are Paul E. Singer and Braxton Associates, L.P. The general partner of Westgate is Hambledon, Inc., a corporation controlled by Braxton Associates, L.P. Elliott and Westgate are each managed by Stonington Management Corporation, a corporation controlled by Mr. Singer. For financial statement purposes, the purchase of GGI's assets by Grant was accounted for as a purchase acquisition. The purchase price was allocated between the fair value of the GGI assets purchased and liabilities assumed, and Grant recorded goodwill of approximately $21.3 million. The effects of the acquisition are reflected in Grant's assets and liabilities at that date.

     At September 30, 1997, Elliott held 5,888,565 shares or 40.7% and Westgate held 3,291,544 shares, or 23.3% of the outstanding common shares of Solid State Geophysical, Inc. ("Solid State Stock"). Elliott and
Westgate  combined  owned  a  controlling  interest  in  both  Solid  State
Geophysical, Inc. ("Solid State") and Grant. In November 1997, Grant, through a wholly owned Canadian subsidiary, initiated a tender offer (the "Tender Offer") for all of the outstanding common shares of Solid State not held by Grant. In connection with the tender offer, Elliott and Westgate transferred their ownership in Solid State to Grant in exchange for 4,652,555 shares of Grant Common Stock, which included an additional 62,500 shares obtained by exercising warrants on November 5, 1997, and agreed to loan Grant $15.8 million to pay for shares tendered in the Tender Offer and costs incurred in connection with the Tender Offer. This transaction was accounted for as an exchage of ownership interests between entities under common control and the assets and liabilities transferred were accounted for at historical cost in a manner similar to a pooling-of-interests, effective September 30, 1997. Upon the expiration of the Tender Offer on December 19, 1997, Grant held approximately 99% of the outstanding shares of Solid State Stock. Because Grant acquired over 90% of the outstanding shares of Solid State Stock not previously held, Grant qualified to exercise its statutory right under Canadian law to acquire the remaining shares of Solid State Stock on the same terms and at the same price as the Tender Offer. Grant completed such acquisition on December 23, 1997, after which Solid State became an indirect wholly owned subsidiary of Grant. The acquisition of the unaffiliated minority interest under the Tender Offer was accounted for under the purchase method of accounting at the date of acceptance. Grant recorded goodwill of approximately $15.3 million in connection with the acquisition of the unaffiliated minority interest.

     As a result of the aforementioned transactions, Grant's consolidated balance sheet as of December 31, 1997 and December 31, 1998 and statement of operations and cash flows for the three-months ended December 31, 1997 and the year ended December 31, 1998 are presented using Grant's new basis of accounting, while the consolidated statements of operations and cash flows for the year ended December 31, 1996 and the nine-months ended September 30, 1997 are presented using GGI's historical cost basis of accounting.

     Grant purchased, effective July 1, 1998, all of the outstanding partnership interests in Interactive Seismic Imaging ("ISI"), a seismic data processing company, for $3.6 million in cash. Grant had been a 10% owner of ISI since its formation in 1994 and will integrate the ISI operation into its domestic operational entity. The following working capital items were acquired in the purchase: cash and cash equivalents - $628,000 accounts receivable - $364,000 accounts payable - $43,000 and accrued expenses - $36,000.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     Presented below is the unaudited pro forma effect of the combination of Solid State and Grant. Pro forma adjustments have been made to record the consummation of the Plan and certain related transactions, the issuance of a subordinated note in exchange for 9,571.162 shares of Grant preferred stock (see Note 7 for a discussion of the subordinated note), the Acquisition, which includes the transfer of shares of Solid State Stock to Grant by the Principal Stockholders, which has been accounted for as an exchange of ownership interest between entities under common control (an "as-if-pooling") and the acquisition of the unaffiliated minority interest of Solid State, which has been accounted for as a purchase. The unaudited pro forma information gives effect to the aforementioned transactions as if they were completed as of January 1, 1996.

                                     FOR THE YEAR ENDED      FOR THE YEAR ENDED
                                     DECEMBER 31, 1996       DECEMBER 31, 1997
                                     ------------------      ------------------
                                        (In thousands, except per share data)
Revenues                                $ 138,155                $ 173,865
                                        =========                =========

Net Loss                                $ (84,569)               $  (8,522)
                                        =========                =========

Net Loss applicable to common stock     $ (85,619)               $  (9,572)
                                        =========                =========

Basic loss per share                    $   (5.95)               $   (0.67)
                                        =========                =========


On December 6, 1996, (the "Petition Date") GGI filed for protection under the United States Bankruptcy Code and began its reorganization under the supervision of the Bankruptcy Court. The reorganization was precipitated by several factors, including overly rapid and underfinanced expansion in the United States and Latin American markets, costs related to the development of a proprietary data recording system and poor operational results in the United States and certain international markets. These factors impaired GGI's ability to service its indebtedness, finance its existing capital expenditure requirements and meet its working capital needs. In addition, GGI was unable to raise additional equity, causing a disproportionate reliance on debt financing and equipment leasing. In connection with the reorganization, GGI replaced its senior management, disposed of unprofitable operations and developed the Plan, which was consummated on September 30, 1997 (the "Effective Date") with the purchase by Grant of substantially all of the assets and the assumption of certain liabilities of GGI. GGI is currently in liquidation and will distribute all of its assets pursuant to the Plan. Upon the completion of its asset distribution, GGI will dissolve and cease to exist.

     Grant is a holding company with no independent operations other than its investments in its subsidiaries. Grant Geophysical Corp., Grant Geophysical do Brasil Ltda., Grant Geophysical (Int'l), Inc., P.T. Grant
Geophysical Indonesia, Recuros Energeticos Ltda., Advanced Seismic Technology, Inc., Solid State Geophysical Inc., Solid State Internacional Ingenieria C.A., Solid State Geophysical Corp., and SSGI Acquisition Corp. (the "Subsidiary Guarantors") represent all of the indirect and direct wholly owned subsidiaries of Grant. Grant conducts all of its operations through its subsidiaries. The Notes (see Note 7) are fully, unconditionally, jointly and severally guaranteed by the Subsidiary Guarantors, and therefore, separate financial statements of the Subsidiary Guarantors will not be presented. Management has determined that the information presented by such separate financial statements of the Subsidiary Guarantors is not material to investors.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   GOING CONCERN CONSIDERATIONS-GGI

     The accompanying financial statements of GGI have been prepared on a going concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. As described earlier, GGI is in the process of distributing its assets pursuant to the Plan and will be dissolved. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amounts and classification of liabilities that may result from the Plan and the distribution of assets pursuant thereto.

   PRINCIPLES OF CONSOLIDATION

     Each of the consolidated financial statements include the accounts of GGI or Grant and all of their respective majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

   MINORITY INTEREST

     The minority interest calculated on the Consolidated Statement of Operations was computed based on the minority ownership percentage in Solid State during the fourth quarter of 1997. This minority interest was extinguished by the Tender Offer which resulted in Solid State becoming a wholly owned subsidiary of Grant.

   REVENUES

     Revenues from data acquisition are recognized based on contractual rates set forth in the related contract. If the contract only provides a rate for the completed service, revenue and any unearned revenue recorded is recognized based on the percentage of the work effort completed compared with the total work effort involved in the contract.

   CASH AND CASH EQUIVALENTS

     For purposes of the consolidated statement of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Such investments totaled $510,000 and $2,880,000 at December 31, 1997 and 1998, respectively.

   RESTRICTED CASH

     At December 31, 1997 and 1998, restricted cash included certificates of deposit totaling $321,000 and $106,000, respectively, which were pledged as collateral for letters of credit.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

   ALLOWANCE FOR DOUBTFUL ACCOUNTS

   A reconciliation of the allowance for doubtful accounts for GGI and Grant is provided below (in thousands):

                                                   GGI                                       GRANT
                                  --------------------------------------   ----------------------------------------
                                         YEAR             NINE MONTHS         THREE MONTHS               YEAR
                                        ENDED                ENDED              ENDED                    ENDED
                                  DECEMBER 31, 1996   SEPTEMBER 30, 1997   DECEMBER 31, 1997      DECEMBER 31, 1998
                                  -----------------   ------------------   -----------------      -----------------
Balance at beginning of period    $     2,344         $      5,711         $        52            $        158
Charged to costs and expenses           6,762                   --                 106                     292
Amounts written off                    (3,395)              (5,659)                 --                    (364)
                                  -----------         ------------         -----------            ------------
Balance at end of period          $     5,711         $         52         $       158            $         86
                                  ===========         ============         ===========            ============


   INVENTORIES

     Inventories,  which  consist primarily of miscellaneous supplies,  are
stated at lower of cost or  market.   Cost is determined using the specific
identification method.

   WORK IN PROCESS

     Expenses related to the work in progress of seismic crews are deferred and recognized over the performance of the contract.

   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Plant and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease.

     Depreciation is provided principally by the straight-line method over the estimated useful lives of the various classes of assets as follows:

     YEARS

          Buildings and improvements                        5-20
          Data processing equipment                          3-5
          Office equipment                                  5-10
          Seismic exploration and transportation equipment  3-10

     Plant and equipment held under capital leases are amortized by the straight-line method over the shorter of the lease term or estimated useful life of the asset. Amortization of assets recorded under capital leases is included with depreciation expense. Expenditures for maintenance and repairs are charged to operations. Betterments and major renewals are capitalized.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   MULTI-CLIENT DATA LIBRARY

     The costs incurred in acquiring and processing multi-client seismic data owned by the Company are capitalized. During the twelve-month period beginning at the completion of the acquisition and processing of each multi-client survey, costs are amortized based on revenues from such survey as a percentage of total estimated revenues to be realized from such survey. Thereafter, amortization of remaining capitalized costs is provided at the greater of the percentage of realized revenues to total estimated revenues or straight line over four years. As of December 31, 1997 and 1998, accumulated amortization related to the Company's multi-client data library was zero and $1.3 million, respectively.

     On a quarterly basis, management estimates the residual value of each survey, and additional amortization is provided if the remaining revenues reasonably expected to be obtained from any survey are less than the carrying value of such survey. See Note 3.

   ASSET IMPAIRMENT

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", long-lived assets and certain identifiable intangibles are written down to their current fair value whenever events or changes in circumstances indicate that the carrying amount of these assets are not recoverable. These events or changes in circumstances may include but are not limited to a significant change to the extent in which an assets is used, a significant decrease in the market value of the asset, or a projection or forecast that demonstrates continuing losses associated with an asset. If an impairment is determined, the asset is written down to its current fair value and a loss is recognized. See Note 3.

   GOODWILL

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited. Accumulated amortization was approximately $175,000 and $1,723,000 as of December 31, 1997 and 1998, respectively. Grant assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflective of Grant's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved. The goodwill created in the purchase of GGI's assets and the purchase of the remaining interest in ISI is being amortized over 30 years and the goodwill created in the acquisition of Solid State is being amortized over 20 years.

   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The more significant areas requiring the use of management estimates relate to expected future sales associated with the Company's multi-client data library, estimated future net cash flows related to long-lived assets and valuation allowances for deferred tax assets. Actual results could differ materially from these estimates making it reasonably possible that a change in these estimates could occur in the near term.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   REORGANIZATION COSTS

     Reorganization costs consisting of professional fees and similar types of expenditures directly related to GGI's chapter 11 bankruptcy proceeding were expensed as incurred. During 1996 and the nine months ended September 30, 1997, GGI incurred approximately $412,000 and $3,543,000 of reorganization costs.

   FOREIGN EXCHANGE GAINS AND LOSSES

     Grant has determined that the United States ("U.S.") dollar is its primary functional currency in all foreign locations with the exception of its Canadian subsidiaries. Accordingly, those foreign entities (other than Canada) translate property and equipment (and related depreciation) and inventories into U.S. dollars at the exchange rate in effect at the time of their acquisition while other assets and liabilities are translated at year-end rates. Operating results (other than depreciation) are translated at the average rates of exchange prevailing during the year. Remeasurement gains and losses are included in the determination of net income and are reflected in other income (deductions) (See Note 15). The Canadian subsidiaries use the Canadian dollar as their functional currency and translate all assets and liabilities at year-end exchange rates and operating results at average exchange rates prevailing during the year. Adjustments resulting from the translation of assets and liabilities are recorded in the accumulated other comprehensive loss account in stockholders' equity. Grant is presently using a forward contract to hedge the value of the U.S. dollar on a 30 to 60 day basis. The notional amount hedged is approximately $427,000 at December 31, 1998.

   INCOME TAXES

     Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company considers the undistributed earnings of its foreign subsidiaries to be permanently reinvested. The Company has not provided deferred U.S. income tax on those earnings, as it is not practicable to estimate the amount of additional tax that might be payable should these earnings be remitted or deemed remitted as dividends or if the Company should sell its stock in the subsidiaries.

   POST-EMPLOYMENT BENEFITS

     SFAS No. 112, "Employer's Accounting for Post-Employment Benefits," requires companies to account for benefits to former or inactive employees after employment but before retirement on the accrual basis of accounting. Post-employment benefits include every form of benefit provided to former or inactive employees, their beneficiaries and covered dependents. Benefits include, but are not limited to, salary continuation, supplemental unemployment benefits, severance benefits, disability-related benefits (including workers' compensation), job training and counseling, and continuation of benefits such as health care benefits and life insurance coverage.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

   INCOME (LOSS) PER COMMON SHARE

     In accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share," basic income (loss) per common share is computed based upon the weighted average number of common shares outstanding during each period without any dilutive effects considered. Diluted income (loss) per common share reflects dilution for all potentially dilutive securities including warrants and convertible securities. The income (loss) is adjusted for cumulative preferred stock dividends in calculating net income
(loss) attributable to the common shareholder. Earnings per share data have not been presented for GGI as this information is not meaningful.

   STOCK BASED COMPENSATION

     As allowed by SFAS No. 123, the Company has elected to continue to follow the accounting prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," whereby compensation costs are recognized only in situations where stock compensation plans award intrinsic value to recipients at the date of grant, rather than the fair value method of SFAS No. 123. Pro forma disclosure of the estimated effects on net income and earnings per share had the fair value method prescribed by SFAS No. 123 been followed are included in Note 10.

   SEGMENT INFORMATION

     In 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS 131 did not affect results of operations or financial position, but did affect the disclosure of segment information (see Note 4).

   RECLASSIFICATIONS

     Certain amounts previously reported have been reclassified in order to ensure comparability between the periods reported.

   CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

     The Company competes in a highly competitive sector of the oil field services industry. The Company's business depends in large part on the conditions of the oil and gas industry, and specifically on the capital expenditures of the Company's customers. As a result of the recent decline in oil and gas prices, the level of overall oil and gas industry activity has declined from levels experienced in recent years. The Company's results of operations and cash flows could be adversely affected by continued decreased capital spending levels and depressed oil and gas prices.

(3) CHARGE FOR ASSET IMPAIRMENT

   GGI

     In 1994 GGI began development of a proprietary data recording system, which was intended to replace an older recording system used in transition zone areas. Problems with software design and hardware availability resulted in numerous delays and substantial cost overruns. In addition, the completed system did not meet performance expectations. Consequently, at December 31, 1996, GGI reduced the carrying value of the proprietary data recording systems which was not expected to generate future cash flows adequate to support current carrying values. Accordingly, a $5,802,000 charge for asset impairment was recorded during the fourth quarter of 1996.

   GRANT

     In the fourth quarter of 1997 certain assets of Solid State were written down to reflect their fair value in accordance with the Company's asset impairment policy. Fair market value was determined by discounting the assets' projected future cash flows. Accordingly, Grant recorded a $6,369,000 special charge for asset impairment in the fourth quarter of 1997. This charge primarily consisted of $5,869,000 relating to the multi-client data library and $500,000 relating to miscellaneous assets held by Solid State.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     In the fourth quarter of 1998, the Company wrote down certain non-productive fixed assets to fair market value in the amount of $564,000 and certain multi-client data surveys in the amount of $3.2 million. The impairment of the multi-client data in 1997 and 1998 was due to reductions in estimates of future licensing prospects for such data due to reduced interest in the area by oil and gas companies and the current downturn in the industry.

(4) SEGMENT INFORMATION

     Grant has determined that its reportable segments are those based on the Company's method of internal reporting, which disaggregates its one product/service line (geophysical services) into four geographic regions: the United States, Canada, Latin America and the Far East.

     The accounting policies of the segments are the same as those described in Note 2 - Summary of Significant Accounting Policies for Segment Information. Grant evaluates the performance of its segments and allocates resources to them based on operating income (loss). There are no intersegment revenues.

     The tables below present information about the Company's reported segments for the periods indicated (dollars in thousands):

GRANT

For the year ended December 31, 1998:

                         UNITED STATES      CANADA    LATIN AMERICA    FAR EAST
                         -------------     --------   -------------    --------
Revenues                   $ 78,659        $ 14,175     $ 52,604       $ 30,074
Operating Income (Loss)      (2,741)         (2,076)       8,314          2,849
Depreciation and
  Amortization               11,314           4,067        4,547          2,358


For the three months ended December 31, 1997:

                         UNITED STATES      CANADA    LATIN AMERICA    FAR EAST
                         -------------     --------   -------------    --------
Revenues                   $ 12,458        $  4,468     $ 15,983       $  4,959
Operating Income (Loss)      (7,634)         (1,488)       2,484          1,605
Depreciation and
  Amortization                2,364             810        1,183            237

GGI

For the nine months ended September 30, 1997:

                         UNITED STATES      CANADA    LATIN AMERICA    FAR EAST
                         -------------     --------   -------------    --------
Revenues                   $ 41,267        $      -     $ 42,567       $  8,871
Operating Income (Loss)      (1,924)              -        6,373          2,345
Depreciation and
  Amortization                5,205               -        2,826            401


For the year ended December 31, 1996:

                         UNITED STATES      CANADA    LATIN AMERICA    FAR EAST
                         -------------     --------   -------------    --------
Revenues                   $ 42,074        $      -     $ 57,133       $  6,316
Operating Income (Loss)     (35,920)              -      (24,642)        (5,408)
Depreciation and
  Amortization                5,338               -        4,369          1,793


     Revenues and identifiable assets by country are as follows as of and for the periods indicated (dollars in thousands):



                                                GGI                         GRANT
                                     ---------------------------    --------------------------
                                        YEAR       NINE MONTHS      THREE MONTHS     YEAR
                                        ENDED          ENDED           ENDED         ENDED
                                     DECEMBER 31,  SEPTEMBER 30,    DECEMBER 31,  DECEMBER 31,
                                         1996          1997             1997         1998
                                     ------------  -------------    ------------  ------------
Total revenues:
 United States                       $  42,074     $  41,267        $  12,458     $  78,659
 Canada                                      -             -            4,468        14,175
 Colombia                               12,722        19,797            2,836        17,948
 Guatemala                                   -           300            2,277        12,765
 Bolivia                                 6,364             -            4,262        10,491
 Ecuador                                 2,840        10,878            2,491         8,337
 Brazil                                  7,717         8,896            2,852         3,063
 Peru                                   27,490         2,696                -             -
 Other Latin America                         -             -            1,265             -
 Bangladesh                              5,076         8,871            4,611        15,775
 Indonesia                                 336             -                -        14,299
 Europe, Middle East and Africa            904             -              348             -
                                     ---------     ---------        ---------     ---------
                                     $ 105,523     $  92,705        $  37,868     $ 175,512
                                     =========     =========        =========     =========

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                                                         GRANT
                                            -------------------------------
                                                      DECEMBER 31,
                                            -------------------------------
                                                 1997              1998
                                            --------------    -------------
Identifiable assets:
 United States                               $  79,089          $ 103,265
 Canada                                         35,278             25,811
 Colombia                                        9,750              6,526
 Guatemala                                       2,572              3,071
 Bolivia                                         6,533              2,451
 Ecuador                                         3,919              4,705
 Brazil                                          6,564                685
 Other Latin America                             1,942                220
 Bangladesh                                      5,688             10,258
 Indonesia                                       1,663              6,736
 Europe, Middle East and Africa                    965                  -
                                             ---------          ---------
    Total identifiable assets                  153,963            163,728
 Corporate assets                                1,741              2,713
                                             ---------          ---------
                                             $ 155,704          $ 166,441
                                             =========          =========


     Revenues from a U.S. based international oil company were approximately $20,233,000 (19%) for the year ended December 31, 1996. For the nine months ended September 30, 1997, revenues from three oil companies, one domestic and two international, were approximately $14,008,000 (15%), $9,924,000 (11%), $8,895,000 (10%). During 1998, the
Company  did  not  derive  more  than  10%   of its revenue from any single
customer.

(5) PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment follows:

                                                        ACCUMULATED
                                            COST        DEPRECIATION
                                        -----------     ------------
                                           (DOLLARS IN THOUSANDS)
December 31, 1997
   Land                                 $       427     $         -
   Buildings and improvements                 1,548              42
   Furniture and fixtures                       876             170
   Capitalized leases                         3,182             208
   Machinery and equipment                   66,969           8,078
                                        -----------     -----------
                                        $    73,002     $     8,498
                                        ===========     ===========

                                                        ACCUMULATED
                                            COST        DEPRECIATION
                                        -----------     ------------
                                           (DOLLARS IN THOUSANDS)
December 31, 1998
   Land                                 $       411     $         -
   Buildings and improvements                 1,932             175
   Furniture and fixtures                     1,142             434
   Capitalized leases                         3,182             930
   Machinery and equipment                   86,597          25,820
                                        -----------     -----------

                                        $    93,264     $    27,359
                                        ===========     ===========

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    and
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

 (6) Income Taxes

     The composition of income tax expense follows (dollars in thousands):


                                      GGI                             GRANT
                        --------------------------------   ----------------------------
                           YEAR            NINE MONTHS     THREE MONTHS        YEAR
                           ENDED              ENDED            ENDED           ENDED
                        DECEMBER  31,     SEPTEMBER  30,   DECEMBER  31,   DECEMBER 31,
                            1996               1997             1997           1998
                        -------------     --------------   -------------   ------------
Current:
 State                  $       -         $       -        $       -       $       -
 Federal                        -                 -                -             100
 Foreign                    1,621             2,184              856           3,824
Deferred:
 State                          -                 -                -               -
 Federal                        -                 -                -               -
 Foreign                        -                 -                -               -
                        ---------         ---------        ---------       ---------
Income tax expense      $   1,621         $   2,184        $     856       $   3,924
                        =========         =========        =========       =========

     At December 31, 1996, GGI had net operating losses ("NOLs") of approximately $173,000,000 available for carryforward for U.S. Federal income tax purposes. Since GGI will, in accordance with the Plan, be liquidated, approximately $150,000,000 of these NOLs will not be used and will expire at such time as GGI ceases to exist.

     Grant acquired approximately $23,000,000 of GGI's U.S. NOLs on September 30, 1997. At December 31, 1998, $1,977,950 of these NOLs have expired unused and the remainder, if unused, will expire between 1999 and 2011. Future utilization of these NOLs will be restricted due to the change of ownership resulting from the Plan. Based on current valuations, use of these NOLs would be limited to approximately $704,000 annually.

     Grant also acquired approximately $13,536,000 of Solid State's U.S. NOLs on December 30, 1997. At December 31, 1998, none of these NOLs have expired or been utilized. If unused, they will expire between 1999 and 2011. Future utilization of approximately $9,760,000 of these NOLs will be restricted due to a change of ownership which occurred on February 25, 1997. Based on current valuations, the restriction would be approximately $125,000 annually.

     In addition, Grant acquired approximately $7,800,000 of Solid State's Canadian NOLs on December 30, 1997. The NOLs, if unused, will expire between 2000 and 2005. Future utilization of these NOLs is restricted to income arising in Canada from the same type of business operations that generated them.

     All of these acquired NOLs, when utilized, will first reduce goodwill and other noncurrent intangible assets related to the acquisition to zero, with any remaining tax benefits recognized as a reduction of income tax expense.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     The total income tax expense is different from the amount computed by applying the U.S. Federal income tax rate to income before income taxes. The reasons for these differences were as follows (dollars in thousands):


                                                      GGI                             GRANT
                                        --------------------------------   ----------------------------
                                                           NINE MONTHS     THREE MONTHS
                                         YEAR ENDED           ENDED            ENDED        YEAR ENDED
                                        DECEMBER  31,     SEPTEMBER  30,   DECEMBER  31,   DECEMBER 31,
                                            1996               1997             1997           1998
                                        -------------     --------------   -------------   ------------

Income tax expense (benefit)
 at U.S. Federal rate                   $ (25,298)        $     616        $  (2,680)      $    (810)
Increases (reductions) in taxes from:
Foreign income taxed at more (less)
 than U.S. rate                             4,712               741            1,648             (79)
Losses with no tax benefit is
 expected                                  22,207               827            1,888           4,813
                                        ---------         ---------        ---------       ---------
Income tax expense recorded             $   1,621         $   2,184        $     856       $   3,924
                                        =========         =========        =========       =========


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (dollars in thousands):


                                                      GGI                             GRANT
                                        --------------------------------   ----------------------------
                                                           NINE MONTHS     THREE MONTHS
                                         YEAR ENDED           ENDED            ENDED        YEAR ENDED
                                        DECEMBER  31,     SEPTEMBER  30,   DECEMBER  31,   DECEMBER 31,
                                            1996               1997             1997           1998
                                        -------------     --------------   -------------   ------------
Deferred tax asset:
Plant and equipment, principally due
 to differences in depreciation         $   3,841         $   5,042        $     666       $   1,190
Financing costs                                 -                 -              244             127
Research and development costs                  -                 -              499             466
Allowance for doubtful accounts and
 other accruals                             3,042                 -               58             146
Net operating loss carryforwards           58,795             8,026           10,720          11,311
 Total                                     65,678            13,068           12,187          13,240
Deferred tax liability:
Plant and equipment, principally due
 to differences in depreciation                 -                 -             (339)            (88)
                                        ---------         ---------        ---------       ---------
Net deferred tax asset                     65,678            13,068           11,848          13,152
Valuation allowance                       (65,678)          (13,068)         (11,848)        (13,152)
                                        ---------         ---------        ---------       ---------
Net deferred tax asset (liability)      $       -         $       -        $       -       $       -
                                        =========         =========        =========       =========

     The valuation allowance for deferred tax assets as of January 1, 1996 was $38,409,000. The gross change in the total valuation allowance for the year ended December 31, 1996, the nine months ended September 30, 1997, the three months ended December 31, 1997 and the year ended December 31, 1998, was an increase of $27,269,000, a decrease of $52,610,000, a decrease of $1,220,000 and an increase of $1,304,000, respectively. A full valuation allowance was applied against the $3,152,234 in NOLs generated in 1998, due to the uncertainty of their realization under SFAS No. 109.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(7) DEBT

     A summary of notes payable, long-term debt, and capital lease obligations was as follows (dollars in thousands):

                                                                              DECEMBER 31,
                                                                        ------------------------
                                                                          1997            1998
                                                                        --------        --------
Revolving lines of credit - affiliate:
   Prime plus 2%, due March 31, 2000 at December 31, 1998 9.75%         $    800        $  8,000
                                                                        ========        ========

Revolving lines of credit:
   Term note - prime plus 2% at December 31, 1997 10.5%                   15,800               -
   Prime plus .75%, due February 17, 1998 at December 31, 1997 6.75%       2,565               -
Senior Notes - 9.75%, due February 15, 2008                                    -          99,283
Equipment notes payable-10.02%, due 2001                                  13,989           2,810
Other notes payable-6.74% to 10.38%, due 1999-2005                        25,051             994
Capital lease obligations-10.46% to 11.09%, due 1999-2000                  8,362           2,252
Subordinated Note-10.5% due March 31, 1999                                 9,786               -
                                                                        --------        --------
Total long-term debt                                                      75,553         105,339
Less current portion                                                      (1,158)         (2,522)
                                                                        --------        --------
         Notes payable, long-term debt, capital lease obligations
            and subordinated note, excluding current portion            $ 74,395        $102,817
                                                                        ========        ========

     On March 18, 1998, all of the then-outstanding debt of Grant, with the exception of approximately $3.6 million relating to one capital lease obligation and one note payable, was paid off with the proceeds of the Senior Notes (see below).

     On October 1, 1997, Grant and Elliott entered into a credit facility providing for a revolving loan facility under which Grant could borrow up to an aggregate principal amount of $5 million (at December 31, 1997, $4.2 million was available for borrowing). Grant is required to pay interest on the outstanding principal balance of revolving loans at a rate per annum equal to the prime rate plus 2%. On December 18, 1997, the credit facility was amended to provide for a term loan of $15.8 million in addition to the revolving loans. The proceeds of the term loan were used by Grant to purchase all of the stock of Solid State not already owned by Grant (see
Note 1). This original credit facility was due to expire on March 31, 1999 at which time all obligations of Grant under the credit facility were due and payable. In connection with the redemption of the cumulative pay-in-kind preferred stock, par value $.001 per share ("Preferred Stock") (see
Note 12), held by Westgate, on June 5, 1998, Elliott agreed to amend the Credit Facility to increase the maximum borrowing capacity from $5 million to $15 million and to extend the term of the facility from March 31, 1999 to March 31, 2000. In April 1999, the Credit Facility was further extended to $20.0 million. At December 31, 1998, there was $7 million available for borrowing. The loans under the credit facility are collateralized by all of Grant's assets and a pledge by Grant of certain notes and all the outstanding shares of capital stock of its subsidiaries. Each subsidiary of Grant has executed a guaranty in favor of Elliott, each of which guarantees payment of all Grant's obligations owed to Elliott under the credit facility. Each subsidiary has pledged its assets in favor of Elliott to secure its obligations under its respective guaranty. The credit facility contains restrictions which, among other things, prohibit Grant's right to pay dividends and limit its right to borrow money, purchase fixed assets or engage in certain types of transactions without the consent of the lender. The $15.8 million term loan was paid in full on February 18, 1998 with the proceeds of the Senior Notes. (See below) At December 31, 1998, the Company had violated a covenant in the Credit Facility which limited the capital expenditures for any one year to a maximum of $14 million. The Company obtained a consent and waiver to the default from Elliott effective December 31, 1998.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     At December 31, 1997, a foreign credit facility between Solid State and its subsidiaries and a Canadian bank was in effect. Under this revolving facility Grant could borrow up to a principal amount of $3.6 million, collateralized by substantially all the assets of Solid State and by assignment of receivables and bearing interest at Canadian prime rate plus .75%. There was approximately $2.6 million outstanding at December 31, 1997. This facility was paid in full on February 18, 1998 and was terminated. Following repayment of this note, the Solid State assets have been pledged by Grant to collateralize the loans from Elliott described above and each Solid State subsidiary has executed a guaranty in favor of Elliott in the form described above.

     On December 19, 1997 Elliott and Westgate exchanged 9,571.162 shares of preferred stock with a liquidation value of $9,571,162, plus accrued dividends of $215,000, for a subordinated note which bears interest at an annual rate of 10.5%. The subordinated note was paid in full on February 18, 1998 with the proceeds of the Senior Notes. (See below)

     The Company's equipment notes payable and capital lease obligations represent installment loans or capital lease obligations primarily related to the acquisition of seismic recording equipment. These instruments, with the exception of the $3.6 million noted above, were paid in full on February 18, 1998 with the proceeds of the Senior Notes. (See below)

     At December 31, 1997, other notes payable included approximately $16.7 million due to Elliott from term loans entered into by Solid State during the period February 1997 through October 1997. An additional $6.5 million note was due from Solid State to the same Canadian bank that has the revolver. The remainder of the other notes payable consists of local short-term credit lines in certain foreign subsidiaries. These instruments were paid in full on February 18, 1998 with the proceeds of the Senior Notes. (See below)

     On February 18, 1998, Grant completed an offering of $100 million face value 9 3/4% Senior Notes due and payable in a lump sum on February 15, 2008. The Notes bear interest from February 18, at a rate per annum set forth above payable semi-annually on February 15 and August 15 of each year, commencing August 15, 1998. The net proceeds to Grant from the sale of the Notes was approximately $95.2 million after deducting the Initial Purchaser's discount and certain other estimated fees and expenses. Grant used the proceeds to repay approximately $74.5 million of the outstanding balance of debt ($73.0 million) and interest ($1.5 million) existing at December 31, 1997. Total debt issue costs of $4.3 million were incurred in connection with the offering and are being amortized over the term of the notes.

      The Notes were issued under an indenture (the "Indenture") entered into among the Company, as issuer, the Subsidiary Guarantors, and LaSalle National Bank, as trustee dated as of February 18, 1998. The Indenture imposes certain limitations on the ability of the Company and its Restricted Subsidiaries (as defined in the Indenture) to, among other things, incur additional indebtedness (including capital leases), incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, issue preferred stock, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company or any of its Restricted Subsidiaries. In addition, the Credit Facility limits the Company from taking, without the consent of the lender, certain actions, including creating indebtedness in excess of specified amounts and declaring and paying dividends.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


 (8) LEASES

     The future minimum lease payments under Grant's various capital and noncancelable operating leases are as follows (dollars in thousands):

--------------------------------------------------------------
                                    CAPITAL         OPERATING
YEARS                               LEASES          LEASES
--------------------------------------------------------------
1999                                1,128             449
2000                                1,373             347
2001                                    -             208
2002                                    -             208
2003                                    -             104
--------------------------------------------------------------
Total minimum lease payments        2,501           1,316
Less: interest                        249               -
--------------------------------------------------------------
Present value of net minimum
   Lease payments                   2,252           1,316
--------------------------------------------------------------

     Rental expense for each of the periods included in the accompanying financial statements was as follows (dollars in thousands):

                        GGI                         GRANT
            ----------------------------  ----------------------------
              YEAR         NINE MONTHS    THREE MONTHS       YEAR
              ENDED           ENDED           ENDED         ENDED
            DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
               1996             1997          1997            1998
            ------------   -------------  -------------   ------------
              $2,089            $830          $996           $2,556


(9) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

   CASH AND SHORT-TERM FINANCIAL INSTRUMENTS

     The   carrying  amount  approximates  fair  value  due  to  the  short maturities of these instruments.

   ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     The carrying value of accounts receivable, accounts payable and accrued expenses are representative of fair value because of the short maturity of those instruments.

   LONG-TERM NOTES RECEIVABLE

     The fair value has been estimated using the expected future cash flows discounted at market interest rates which approximate its carrying value.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

   LONG-TERM DEBT

     The carrying values of the Company's long-term debt instruments approximate their fair values. Grant's long-term debt has been estimated based on current quoted market prices for the same or similar issues, or on the current rates offered to Grant for debt of the same remaining maturities.

(10) STOCK-BASED COMPENSATION

        The 1997 Equity and Performance Incentive Plan (the "Incentive Plan") was adopted by the Board of Directors and approved by Grant's stockholders in December 1997. The Incentive Plan was amended in September 1998 to increase the number of shares reserved for issuance under the Incentive Plan from 1,450,000 shares of Grant Common Stock to 1,900,000 shares of Grant Common Stock and subsequently, in February 1999, to 2,000,000 shares of Grant Common Stock. The Incentive Plan provides for the grant to officers (including officers who are also directors), employees, and non-employee directors of Grant and its subsidiaries, of "incentive stock options" (within the meaning of Section 422 of the Internal Revenue Code of 1986 (the "Code")), nonstatutory stock options, stock appreciation rights and restricted shares. The Incentive Plan is not a deferred compensation plan under Section 401(a) of the Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

         The Incentive Plan is required to be administered by the Board of Directors or by a committee of the Board of Directors consisting of at least two nonemployee directors. The Board of Directors or its designated committee will select the employees and non-employee directors to whom Awards may be granted and the type of Award to be granted and determine, as applicable, the number of shares to be subject to each Award, the exercise price and the vesting. In making such determinations, the Board of Directors or its designated committee will take into account the employee's present and potential contributions to the success of the Company and other relevant factors. As of December 31, 1998, Awards covering 1,644,300 shares have been made by the Board of Directors. During 1998, there were 66,600 option cancellations due to terminations. The Awards consist of 1,577,700 nonstatutory stock options that will vest annually in equal one-third increments beginning on December 31, 1998. All such options were granted at a price equal to or in excess of the fair market value of the Company's stock at the date of grant. Such options have an exercise price of range of $4.75 to $6.84 per share, subject to adjustment in certain circumstances. In addition, 6,000 restricted shares (36,000 total restricted shares) were granted to each non-employee director. One-half (or 3,000) of such shares became unrestricted on August 18, 1998 and the remaining 3,000 will become unrestricted on February 18, 1999, subject to the satisfaction of certain conditions set forth under the Incentive Plan. The Company recognized approximately $150,000 in compensation expense in 1998 in relation to such restricted shares, based on its estimate of fair market value pursuant to SFAS No. 123.

    The Company applies Accounting Principles Board Opinion 25 in accounting for its share-based compensation plans and has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized under these plans, with the exception noted above, because as of the measurement date, which in this case is the grant date, the exercise price of granted options is equal to or in excess of the fair value of the underlying shares. Had compensation cost for the Company's share-based compensation plans been determined based on the fair values of the options awarded at the grant dates, consistent with the provisions of SFAS No. 123, the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

GGI

     Had GGI adopted SFAS No. 123 for options granted after January 1, 1995, GGI's net loss for the year ended December 31, 1996 would have been increased as follows (in thousands):

                                                            GGI
                                                  ----------------------
                                                           1996
                                                  ----------------------
                                                     AS
                                                  REPORTED      PROFORMA
                                                  --------      --------
Net loss applicable to common stock               $(82,390)     $(82,612)


For purposes of determining compensation costs using the provisions of SFAS 123, the fair value of option grants were determined using the Black-Scholes option-valuation model. The key input variables used in valuing the options were: risk-free interest rate of 8.5%; dividend yield of zero; stock price volatility of 70%; expected option lives of four years.

     Pursuant to the Plan, GGI's capital stock was canceled on the Effective Date. As a result, GGI's Amended 1989 Long-Term Incentive Plan was also canceled. Therefore, the effects of SFAS No. 123 for the nine months ended September 30, 1997 have not been presented. Also, due to the cancellation of GGI's Amended 1989 Long-Term Incentive Plan, no transactions for options thereunder have been summarized.

GRANT

     During the three months ended December 31, 1997 Grant did not grant any awards under the 1997 Equity and Performance Plan and as a result the pro forma disclosure provisions of SFAS No. 123 are not applicable for the three months ended December 31, 1997.

     Had Grant adopted SFAS No. 123 for options granted after January 1, 1998, Grant's net loss for the year ended December 31, 1998 would have increased as follows:

                                                          GRANT
                                                  ----------------------
                                                           1998
                                                  ----------------------
                                                     AS
                                                  REPORTED      PROFORMA
                                                  --------      --------
Net loss applicable to common stock               $ (8,138)     $(11,293)
Loss per common share - basic and diluted         $  (0.57)     $  (0.79)

     The weighted average fair value of options granted during 1998 was $1.94. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998: expected volatility of zero, risk-free interest rate of 5.5%, an expected life of nine years and a dividend yield of zero.

     Option activity related to the plan is summarized as follows:


                                                                 WEIGHTED AVERAGE
                                                   SHARES         EXERCISE PRICE
                                                  ---------      ----------------
Outstanding, September 30, 1997                         -0-                    -
   Granted, Exercised and Forfeited                     -0-                    -
Outstanding, December  31, 1997                         -0-                    -
   Granted                                        1,644,300                $5.70
   Forfeited                                         66,600                $5.76
Outstanding, December 31, 1998                    1,577,700                $5.70
Exercisable, December 31, 1998                      410,167                $4.75


     The outstanding options as of December 31, 1998 have a weighted average contractual life of 8.72 years and exercise prices which range from $4.75 to $6.84.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(11) EMPLOYEE BENEFIT PLANS

   EMPLOYEE RETIREMENT SAVINGS PLAN

     GGI had established a defined contribution plan covering substantially all U.S. and certain foreign employees whereby participants could elect to contribute between 1% and 15% of their annual salary. Participants could not make contributions in excess of $10,000 per year (as adjusted annually by the cost of living adjustment factor). On the Effective Date, GGI assumed and assigned the plan to Grant. Under the plan, the employer may contribute, on a discretionary basis, one-half of the participant's contribution percentage up to 6% (limited to 3% of any employee's annual salary). The plan was amended in June 1997 to eliminate the employer's option to contribute common stock so that discretionary contributions may be made only in the form of cash. Contributions made by GGI for the year ended December 31, 1996 consisted of 58,395 shares of GGI Common Stock with a market value of $138,000. At December 31, 1996, the plan held 82,861 shares of GGI Common Stock. Due to the cancellation of GGI's Common Stock on the Effective Date, the plan administrator reduced the carrying value of the shares held by the plan to zero and the trustee returned the certificates to GGI. Cash contributions to the plan by Grant for the three-month period ended December 31, 1997 and the twelve-month period ended December 31, 1998 totaled $39,000 and $188,000, respectively.

   OTHER POSTRETIREMENT BENEFITS

     GGI sponsored a defined contribution postretirement plan which, pursuant to the Plan, was assumed by GGI and assigned to Grant on the Effective Date. The plan provides medical coverage for eligible retirees and their dependents (as defined in the plan).

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

   Following is a reconciliation of the changes in the plan's benefit obligations and fair values of assets during 1997 and 1998 and a statement of the funded status of this plan as of December 31 of each year.


                                                              GRANT
                                                      ---------------------
                                                        1997         1998
                                                      --------     --------
                                                      (thousands of dollars)
CHANGE IN BENEFIT OBLIGATION
   Accumulated postretirement benefit obligation,
    beginning of year                                   $ (368)   $ (453)
   Service cost                                            (69)      (74)
   Interest cost                                           (26)      (32)
   Participant contributions                                 -         -
   Amendments                                                -         -
   Actuarial (loss)/gain                                     -       (36)
   Benefits paid                                            10        10
                                                        ------    ------
   Accumulated postretirement benefit obligation
    at end of year                                      $ (453)   $ (585)
                                                        ======    ======



                                                              GRANT
                                                      ---------------------
                                                        1997         1998
                                                      --------     --------
                                                      (thousands of dollars)
CHANGE IN PLAN ASSETS
   Fair value of plan assets at beginning of year       $    -    $    -
   Actual return on plan assets                              -         -
   Employer contribution                                    10        10
   Participant contributions                                 -         -
   Benefits paid                                           (10)      (10)
                                                        ------    ------
   Fair value of plan assets at end of year             $    -    $    -
                                                        ======    ======

   Funded status at end of year                         $ (453)   $ (585)
   Unrecognized net actuarial (loss)/gain                   17        53
   Unrecognized prior service cost                           -         -
   Unrecognized net transition obligation                  111       103
                                                        ------    ------
   Accrued postretirement benefit cost                  $ (325)   $ (429)
                                                        ======    ======


    Net periodic postretirement benefit cost included the following components:

                                              GGI                             Grant
                               -----------------------------   ---------------------------
                                   Year        Nine months     Three months      Year
                                  ended           ended           ended         ended
                               December 31,   September 30,    December 31,   December 31,
                                  1996            1997             1997          1998
                               ------------   -------------    ------------   ------------
                                           (dollars in thousands)
Service cost                   $   66         $   52           $  17          $   74
Interest cost                      21             20               6              32
Amortization of transition
 obligation over 20 years           7              5               2               7
Amortization of gain               -              -              -                -
Other amortization                 -              -              -                -
  Net periodic postretirement
   benefit cost                $   94         $   77           $  25          $ 113
                               ======         ======           =====          =====


                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

   For measurement purposes, a 6.5% annual rate of increase in the per capita cost of medical benefits was assumed for the year ended 1996. The rate was assumed to decrease gradually to 5% for 2001 and remain at that level thereafter.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 6.75% as of December 31, 1997, and 1998, respectively.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the retiree health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                     1-Percentage       1-Percentage-
                                                    Point Increase     Point Decrease
                                                    --------------     --------------
                                                        (thousands of dollars)

Effect on total of service and interest cost        $    19            $      (16)
Effect on postretirement benefit obligation              88                   (76)


(12) STOCKHOLDERS' EQUITY


Grant
-----


   Cumulative Preferred Stock

     Grant had authorized 20,000 shares of cumulative pay-in-kind preferred stock (the "Cumulative Preferred Stock"), par value $0.001 per share, with a liquidation preference of $1,000 per share of which 10,000 shares were outstanding as of December 31, 1997. Dividends accrued and were cumulative from September 30, 1997, the date on which such shares were issued. Dividends accrued at an annual rate of 10.5% of the liquidation value and were payable annually on September 30 of each year. Unpaid dividends associated with the Cumulative Preferred Stock, at December 31, 1997 and at June 5, 1998, were approximately $262,000 and $440,000, respectively.

   On June 5, 1998 the Company redeemed the 10,000 shares of Cumulative Preferred Stock, held by Westgate, representing all such outstanding shares, in the aggregate amount of $10.7 million, representing the liquidation amount of such shares of Cumulative Preferred Stock, together with all accumulated, accrued and unpaid dividends. Upon redemption, the Cumulative Preferred Stock was canceled, retired and eliminated from the shares that the Company is authorized to issue.

   Common Stock

     At December 31, 1998, Grant has authorized 25,000,000 shares of common stock, par value $.001 per share, of which 14,426,055 shares are issued and outstanding. The changes in common stock for the three months ended December 31, 1997 and the year ended December 31, 1998 are as follows (dollars in thousands):


                                                                                  Common Stock
                                                                             --------------------
                                                                               Shares     Amount
                                                                             ----------  --------
   Balance September 30, 1997                                                 4,590,056  $      5
   Common stock issued to directors                                                   1         -
   Common stock issued in exchange for warrants in Solid State                   62,500         -
   Common stock issued in connection with the reorganization plan             9,499,998         9
                                                                             ----------  --------

   Balance December 31, 1997                                                 14,152,555  $     14
   Common stock issued to directors                                              36,000         -
   Common stock issued in connection with the underwriting of the
    subscription offering                                                       237,500         -
                                                                             ----------  --------

   Balance, December 31, 1998                                                14,426,055  $     14
                                                                             ==========  ========


                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



 (13) CONTINGENCIES

     On December 11, 1997, certain holders of interests under the Plan, acting through an "ad hoc" committee (the "Plaintiffs") commenced a lawsuit in the Bankruptcy Court against Grant, GGI, Elliott, Westgate and Solid State. The lawsuit alleged that (i) GGI and Elliott breached their obligations under the Plan by seeking to complete the Acquisition prior to commencing an offering of the Company's common stock, par value $.001 per share ("Common Stock"), to certain holders of claims and other interests under the Plan (the "Subscription Offering"), (ii) the Acquisition and certain related transactions were unfair to the Plaintiffs because they diluted the value of the common Stock to be issued to them under the Subscription Offering and impaired the Company's equity value and (iii) the Acquisition and certain related transactions could and should have been, but were not, adequately disclosed in the disclosure statement filed with the Bankruptcy Court regarding the Plan. The Plaintiffs requested (i) compensatory and punitive damages in an unstated amount and (ii) revocation of the Plan.

     In addition, the Plaintiffs sought to enjoin completion of the Acquisition and certain related transactions pending a trial on the merits. This request for injunctive relief was denied by the Bankruptcy Court on December 16, 1997, and was denied on appeal by the United States District Court for the District of Delaware on December 19, 1997. During the discovery process for the lawsuit, the parties began to discuss a settlement. These discussions led to a settlement of the lawsuit on June 19, 1998 (the "Settlement"). Under the terms of the Settlement, in exchange for a full and complete release of all of the Plaintiffs' claims against Elliott, Westgate, the Company and their respective officers, directors, partners, employees, agents, subsidiaries, affiliates, successors and assigns relating to or arising out of the bankruptcy proceedings of GGI and a dismissal of the lawsuit, Elliott paid the Plaintiffs $150,000 for reimbursement of legal expenses, and permitted the Plaintiffs to purchase Grant Common Stock in the Subscription Offering at a discounted subscription purchase price of $4.75 per share. The Company recorded $635,000 in litigation expense associated with the Settlement, representing the cash paid by Elliott and the $0.25 discount permitted the Plaintiffs to purchase Grant Common Stock in the Subscription Offering. In addition, Elliott has agreed to indemnify Grant against any liability that they may incur in connection with the lawsuit. Nevertheless, other eligible subscribers in the Subscription Offering who did not execute a release in connection with the Subscription Offering could commence other lawsuits related to the Plan, which may not be subject to indemnification by Elliott, and which could have an adverse effect on Grant's business, reputation, financial position, results of operations or cash flows.

     In October 1998, Zurich American Insurance Company ("Zurich") made a demand on Grant for the payment of $694,000 claimed to be due Zurich under the terms of certain insurance policies issued by Zurich to GGI in 1996, which policies were allegedly assumed by Grant at the conclusion of its bankruptcy reorganization in 1997. Subsequent to December 31, 1998, a settlement has been agreed to by the parties subject only to the execution of a definitive Settlement Agreement and funding of the settlement at a cost to Grant of $290,000. This amount has been accrued at December 31, 1998.

     Grant is involved in various claims and legal actions arising in the ordinary course of business. GGI is involved in various claims and legal actions arising in the bankruptcy and related to the Plan. Other than the Plan and actions commenced pursuant thereto or in connection therewith, management of GGI and management of Grant are of the opinion that none of the claims and actions are likely to have a material adverse impact on GGI's or Grant's financial position, results of operations or cash flow.

     The Court generally has jurisdiction over all of GGI's property, as defined in section 541 of the Bankruptcy Code, held on the Petition Date or acquired thereafter. GGI may not engage in transactions except pursuant to the Plan without prior approval of the Court.

     GGI and Grant are subject to review by various taxing authorities for the purpose of verifying compliance with numerous local tax laws and regulations. As a result of one of these reviews, GGI was notified that, during 1995, it had neglected to collect a certain tax from several clients and remit those collections to the local government. The total amount of the potential assessment, including penalties and interest, is approximately $6,000,000. GGI believes the tax authority's claim is without merit. Moreover, such assessment was not filed as a



                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


claim in GGI's chapter 11 case. As a result, GGI has made no provision for payment on the assessment. GGI intends to vigorously protest any attempted enforcement of the assessment; however, there can be no assurances regarding the outcome of any such protest.

(14) RELATED PARTY TRANSACTIONS

     During 1996, GGI entered into an exclusive agreement with Macdonald & King, Incorporated, a financial services firm, for the purpose of assisting GGI in securing additional sources of financing, including equipment financing and short and long-term financing. Mr. William C. Macdonald, a former director of GGI, is the Chairman of the Board and sole shareholder of Macdonald & King, Incorporated. Pursuant to the terms of the agreement, GGI issued 155,499 shares of GGI Common Stock with a market value of approximately $388,748 to Macdonald & King, Incorporated in connection with financing obtained by GGI prior to Mr. Macdonald's resignation from GGI's Board of Directors effective August 8, 1996.


     On March 20, 1996, GGI issued 143,000 shares of GGI's $2.4375 Preferred to Westgate, an affiliate of Elliott, a holder of more than 5% of the $2.4375 Preferred, for an aggregate purchase price of $1,573,000. Westgate subsequently sold its shares of $2.4375 Preferred to Liverpool Limited Partners, which also is an affiliate of Elliott.

     In November 1996, GGI borrowed an aggregate of $3,149,000 from Westgate and Elliott for working capital purposes. The borrowings were in the form of unsecured promissory notes and remained outstanding at December 31, 1996, and are therefore classified in pre-petition liabilities subject to the chapter 11 case.

     A former senior vice-president of Grant loaned approximately CDN $500,000 for a two-year term at 10% interest to Nortech Geomatics Inc. ("Nortech"), in which the Company held, at the time, an 18% common equity interest. Additionally, Grant owned $268,000 of redeemable, cumulative preferred shares of Nortech. Currently, the Company holds a 14.5% common equity and no preferred shares. During 1998, Grant recorded a $271,000 write-down to reduce the carrying value of its investment in Nortech to zero due to Nortech's uncertain financial condition. The Company used Nortech periodically to perform survey services. The senior vice president resigned in January 1998. During the three months ended December 31, 1997, Grant paid Nortech approximately $364,000.

     The Company's Chairman of the Board ("Chairman") is an officer of an affiliate of the Principal Stockholders of Grant. On April 28, 1998, Elliott granted to the Chairman options to purchase 100,000 shares of Common Stock from Elliott. Additionally, the Chairman has entered into a consulting agreement, dated April 28, 1998, with Grant (the "Consulting Agreement") which provides for an annual consulting fee of $100,000 for as long as he remains Chairman. Under the Consulting Agreement, the Chairman was also granted options by the Company to purchase 50,000 shares of Common Stock under the Incentive Plan at exercise prices equal to or in excess of the fair market value of the Company's stock on date of grant. These options will vest annually in equal one-third increments beginning on December 31, 1998, and have an average exercise price of $6.07 per share.

     See the discussion of debt financing with Elliott in Notes 7 and 12.

     See discussion of the Subscription Offering in Note 19.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


(15) OTHER INCOME (EXPENSE)

     Other Income (Expense) consisted of the following:

                                                         GGI                             GRANT
                                              ---------------------------    ---------------------------
                                                  Year       Nine months     Three months       Year
                                                 ended          ended           ended          ended
                                              December 31,  September 30,    December 31,   December 31,
                                                  1996          1997            1997           1998
                                              ------------  -------------    ------------   ------------
                                                               (dollars in thousands)

   Gain (loss) on the sale of fixed assets    $    25       $   (67)         $      50      $    189
   Net gain (loss) on foreign exchange           (251)          (98)              (289)         (485)
   Loss on sale of subsidiaries                  (198)          -                  -             -
   Foreign credit insurance                        (8)          -                  -             -
   Gain on insurance settlement                   -              11                -             -
   Merger costs                                   -             -                 (767)          -
   Investment income                              -             -                   46            99
   Legal settlements                              -           2,359(1)             (66)         (635)
   Canadian investment write-off                  -             -                   -           (271)
   GGI administrative fee                         -             -                   -             60
   Miscellaneous                                  (70)           61               (236)          223
                                              -------       -------          ---------      --------
   Total                                      $  (502)      $ 2,266          $  (1,262)     $   (820)
                                              =======       =======          =========      ========

_______________

(1) On July 15, 1997, GGI's Brazilian subsidiary finalized an agreement with a former customer that resolved a long-standing dispute relating to services rendered on contracts dating back to 1983. In settlement of all claims, GGI received payment, net of related costs and expenses, of approximately $2,359,000.


(16) LOSS PER SHARE

     Loss per common share-basic and diluted is computed as follows (in thousands, except per share amounts):



                                                     GGI                                Grant
                                          -------------------------------    ------------------------------
                                             Year            Nine months     Three months         Year
                                             ended              ended            ended            ended
                                          December 31,      September 30,    December 31,      December 31,
                                              1996              1997             1997              1998
                                          ------------      -------------    ------------      ------------
Net loss applicable to common stock       $ (82,390)        $   (425)        $  (6,143)        $   (8,138)
                                          =========         ========         =========         ==========
Weighted average common shares                                                   4,798             14,257
                                                                             =========         ==========
Loss per common share - basic and
   diluted                                                                   $   (1.28)        $     (.57)
                                                                             =========         ==========

   Loss per share data for GGI have not been presented as this information is not meaningful.


Dividends on GGI's $2.4375 convertible exchangeable preferred stock were $6.4 million for the year ended December 31, 1996. Dividends on Grant's pay-in-kind preferred stock were $477,000 and $440,000 in the three months ended December 31, 1997 and the year ended December 31, 1998, respectively.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


(17) COMPREHENSIVE INCOME (LOSS)

     Effective January 1, 1998, Grant adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components, including foreign currency translation adjustments and unrealized gains (losses) on marketable securities classified as available-for-sale. Grant's and GGI's total comprehensive loss is as follows for the periods presented. The amount of tax benefit (net of the valuation allowance required under SFAS No. 109) allocated by Grant to "Other comprehensive loss - foreign currency translation adjustments" for periods presented is zero.



                                                     GGI                                Grant
                                          -------------------------------    ------------------------------
                                             Year           Nine months      Three months         Year
                                            ended             ended            ended             ended
                                          December 31,      September 30,    December 31,      December 31,
                                              1996               1997            1997              1998
                                          ------------      -------------    ------------      ------------
Net loss applicable to common stock       $  (82,390)       $   (425)        $  (6,143)        $  (8,138)
Other comprehensive loss - foreign
   currency translation adjustments              -               -                (467)           (2,019)
                                          -----------       ---------        ----------        ----------
Total comprehensive loss                  $  (82,390)       $   (425)        $  (6,610)        $ (10,157)
                                          ===========       =========        ==========        ==========


(18) SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES

    Non Cash investing and financing activities consisted of the following (in thousands):



                                                                    GGI                        Grant
                                                        ---------------------------  --------------------------
                                                            Year       Nine months   Three months     Year
                                                           ended         ended          ended         ended
                                                        December 31,  September 30,  December 31,  December 31,
                                                            1996          1997           1997          1998
                                                        ------------  -------------  ------------  ------------

   CASH PAID FOR INTEREST AND TAXES WAS AS FOLLOWS:
    Taxes, net of refunds                               $  3,496      $   2,037      $   785       $  3,624
    Interest, net of amounts capitalized                   6,106          3,742          595          7,822

   NONCASH INVESTING AND FINANCING ACTIVITIES:
    Property, plant and equipment acquired
        through debt issuance                             19,718          1,483        8,406          3,200
    Common Stock issued in exchange of warrants
        in Solid State                                       -              -            144            -
    Converted 9,571 Preferred Shares to A
       Subordinated Note                                     -              -          9,571            -
    Dividend - Preferred Stock                               -              -            215            -
    Debenture conversion                                   2,774            -            -              -
    Fair value of divestitures, net of cash held             493            -            -              -
    Receivables acquired in connection with
       divestitures                                          255            -            -              -
    Prepaid insurance debt additions                    $    -        $     -        $   -         $  1,186


                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


(19) SUBSCRIPTION OFFERING

     Pursuant to the Plan, the Company was required to conduct a subscription offering (the "Subscription Offering") of 4,750,000 shares of Grant Common Stock to certain holders of claims and other interests under the Plan for an aggregate purchase price of $23,750,000. The Plan provided that (i) Eligible Class 5 Claim Holders; (ii) Eligible Class 7 Interest Holders; and (iii) Eligible Class 8 Interest Holders, each as defined in the Plan (Collectively, the "Eligible Subscribers") could participate in the Subscription Offering. Because Elliott and certain of its affiliates, as interest holders under the Plan, were entitled to purchase 1,356,231 shares of Grant Common Stock in an offering by the Company, the Principal Stockholders offered the balance of such shares of Grant Common Stock to the Eligible Subscribers pursuant to the Subscription Offering. The Company registered the shares of Grant Common Stock with the Commission pursuant to the Subscription Offering. The registration statement became effective on July 7, 1998, and rights to subscribe for shares of Common Stock pursuant to the Subscription Offering expired if not exercised on August 24, 1998. As a result of the Subscription Offering a total of 2,080,722 of shares were subscribed. The total purchase price for these shares received by the Principal Shareholders was approximately $9,918,000.

(20)  SUBSEQUENT EVENTS

     On January 27, 1999, the Company's then President and CEO, resigned. The former president's termination agreement provides for him to continue employment through February 26, 1999 ("Termination Date") at which time he would begin a five-year non-compete period during which the Company would pay him $15,000 per month plus benefits from March 1999 through December 2001 and $7,500 per month plus benefits per month from January 2002 through December 2003. In addition, the former President was paid a one-time cash bonus of $180,000 and was allowed to keep-one-third (80,000) of the stock options awarded to him under the 1997 Equity and Performance Incentive
Plan.    The  options  are  exercisable  for  a  three-year  period   after
Termination Date.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                                    AND
               GGI LIQUIDATING CORPORATION AND SUBSIDIARIES
                    SUPPLEMENTAL FINANCIAL INFORMATION
                                (UNAUDITED)
             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    Quarterly financial information of GGI is summarized as follows:


                                          1st        2nd       3rd       4th
                                        Quarter    Quarter   Quarter   Quarter
                                        -------    -------   -------   -------
1997
Revenues                                $ 30,295   $ 36,873  $ 25,537
Operating income                           2,070      3,532     1,192
Net income (loss)                           (275)       138      (287)
Net income (loss) applicable to
 common stock                               (275)       138      (287)

   Quarterly financial information of Grant is summarized as follows:
1997
Revenues                                $   -      $  -      $  -      $  37,868
Operating income                            -         -         -         (5,033)(1)
Net income (loss)                           -         -         -         (5,666)
Net income (loss) applicable to
 common stock                               -         -         -         (6,143)
INCOME (LOSS) PER COMMON SHARE-
 BASIC AND DILUTED:
Net income (loss) per common stock          -         -         -      $   (1.28)

1998
Revenues                                $ 47,895   $ 48,467  $ 50,995  $  28,155
Operating income                           4,064      4,867     3,485     (6,070)(2)
Net income (loss)                            733      1,205       157     (9,793)
Net income (loss) applicable to
   common stock                              469      1,029       157     (9,793)
INCOME (LOSS) PER COMMON SHARE-
   BASIC AND DILUTED:
Net income (loss) per common stock      $    .03   $    .08  $    .01  $    (.69)

______________
(1) Includes a $6,369 charge for asset impairment (see Note 3 of Notes to the Consolidated Financial Statements). $5,869 is related to the impaired multi-client data library and $500 is related to miscellaneous assets held by Solid State.
(2) Includes a $3,762 charge for asset impairment (see Note 3 of Notes to the Consolidated Financial Statements). $3,198 is related to the impaired multi-client data library and $564 is related to non-productive asset write-downs.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
           UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated financial statements of Grant Geophysical, Inc. for the year ended December 31, 1998, the nine months ended September 30, 1999 and as of September 30, 1999 were prepared by the Company to give effect to:

     * the issuance of the Company's 8% exchangeable preferred stock to Elliott Associates, L.P. immediately prior to the completion of the subscription offering;

     * the exchange of such shares, together with accrued and unpaid dividends thereon, for shares of 8% convertible preferred stock; and

     * the completion of the exchange offer, assuming notes representing 100% of the aggregate principal amount outstanding are exchanged for shares of new preferred stock.

     The unaudited pro forma consolidated financial statements have been prepared by applying certain pro forma adjustments to the Company's consolidated financial statements for the year ended December 31, 1998, the nine months ended September 30, 1999 and as of September 30, 1999, all as included elsewhere in this prospectus. The pro forma adjustments are based on certain assumptions and adjustments described in the notes set forth on page F-51 and should be read in conjunction with those notes. Actual adjustments may differ from the pro forma adjustments; however, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma consolidated financial statements. The unaudited pro forma consolidated balance sheet as of September 30, 1999 is presented as if the aforementioned transactions occurred on that date. The unaudited pro forma consolidated statements of operations for the year ended December 31, 1998 and the nine months ended September 30, 1999 assume that the aforementioned transactions occurred as of January 1, 1998.

     The unaudited pro forma consolidated financial statements were prepared assuming that the maximum amount of senior notes are exchanged for new shares of 8% convertible preferred stock. The net effect of the adjustment assuming 100% of the senior notes are exchanged is to recognize an extraordinary gain in the statement of operations for the excess of the net carrying value of the senior notes exchanged over the aggregate liquidation value of the preferred stock to be offered.

     Management believes the outcome of the exchange offer is difficult to predict. Therefore, in order to give effect to the range of possible results associated with the exchange offer, the following two alternative scenarios are discussed in the Notes to the Unaudited Pro Forma Consolidated Financial Statements:

     * the exchange of 78.1% of the senior notes, representing all (56.3% of total) of the senior notes owned by Elliott Associates, L.P. and 50% of the notes held by other noteholders; and

     * the exchange of 56.3% of the senior notes, representing all of the senior notes held by Elliott Associates, L.P.

     The results assuming 78.1% of the senior notes are exchanged are similar to those assuming 100% of the senior notes are exchanged, and an extraordinary gain will be recognized for the excess of the net carrying value of the senior notes exchanged over the aggregate liquidation value of the preferred stock to be offered. However, if only 56.3% of the senior notes, representing senior notes owned by Elliott Associates, L.P., are exchanged, additional paid-in-capital would be credited in lieu of extraordinary gain recognition in the statement of operations for the excess of the net carrying value of the senior notes exchanged over the aggregate liquidation value of the preferred stock to be offered. Additional paid-in-capital is recognized in lieu of an extraordinary gain due to the substantial participation of third parties in the exchange offer.

     The pro forma consolidated financial statements do not purport to present the Company's results of operations or financial position had the aforementioned transactions been completed on the respective dates listed above, nor are they necessarily indicative of results of operations or financial position that may be achieved in the future. The unaudited pro forma financial information should be read in conjunction with the Company's historical consolidated financial statements and the related notes appearing elsewhere in this prospectus. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
         UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                       YEAR ENDED DECEMBER 31, 1998
             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                            PRO FORMA          PRO
                                             HISTORICAL    ADJUSTMENTS        FORMA
                                            ------------  -------------   ------------

Revenues                                    $  175,512    $        -      $   175,512
Expenses:
   Direct operating expenses                   128,962                        128,962
   Selling, general and
     administrative expenses                    14,156                         14,156
   Depreciation and amortization                22,286                         22,286
   Charge for asset impairment                   3,762                          3,762
                                            ----------    ----------      -----------
      Total costs and expenses                 169,166             -          169,166
                                            ----------    ----------      -----------

   Operating income                              6,346             -            6,346

Other income (expense):
   Interest expense                            (10,380)        9,121(a)        (1,259)
   Interest income                               1,080                          1,080
   Other                                          (820)                          (820)
                                            ----------    ----------      -----------
      Total other expense                      (10,120)        9,121             (999)
                                            ----------    ----------      -----------

   Income (loss) before taxes                   (3,774)        9,121            5,347

Income tax expense                               3,924             -(b)         3,924
                                            ----------    ----------      -----------

   Net income (loss)                            (7,698)        9,121            1,423
   Preferred dividends                             440         5,353            5,793
                                            ----------    ----------      -----------
   Net loss applicable to common stock      $   (8,138)   $    3,768      $    (4,370)
                                            ==========    ==========      ===========

(LOSS) INCOME PER COMMON SHARE -
    BASIC AND DILUTED:
Net income (loss)                           $    (0.54)                   $      0.10
Dividend requirement on pay-in-kind
   preferred stock                                0.03                          (0.41)
                                            ----------    ----------      -----------

Net loss per common share                   $    (0.57)                   $     (0.31)
                                            ==========    ==========      ===========


               The accompanying notes are an integral part of these
             unaudited pro forma consolidated financial statements.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
         UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                   NINE MONTHS ENDED SEPTEMBER 30, 1999
             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                            PRO FORMA          PRO
                                             HISTORICAL    ADJUSTMENTS        FORMA
                                            ------------  -------------   ------------
Revenues                                    $   44,721    $        -      $    44,721
Expenses:
   Direct operating expenses                    38,587                         38,587
   Selling, general and
     administrative expenses                     9,749                          9,749
   Depreciation and amortization                17,377                         17,377
   Charge for asset impairment                   4,726                          4,726
                                            ----------    ----------      -----------
      Total costs and expenses                  70,439             -           70,439
                                            ----------    ----------      -----------

   Operating loss                              (25,718)            -          (25,718)

Other income (expense):
   Interest, net                                (8,811)        7,724(a)        (1,087)
   Other                                           840                            840
                                            ----------    ----------      -----------
      Total other expense                       (7,971)        7,724             (247)
                                            ----------    ----------      -----------

   Income (loss) before taxes                  (33,689)        7,724          (25,965)

Income tax expense                                 456             -(b)           456
                                            ----------    ----------      -----------

   Net income (loss)                           (34,145)        7,724          (26,421)
   Preferred dividends                              68         4,015(c)         4,083
                                            ----------    ----------      -----------
   Net loss applicable to common stock      $  (34,213)   $    3,709      $   (30,504)
                                            ==========    ==========      ===========

(LOSS) PER COMMON SHARE -
    BASIC AND DILUTED:
Net (loss)                                  $    (2.37)                   $     (1.82)
Dividend requirement on pay-in-kind
   preferred stock                                   -                          (0.28)
                                            ----------    ----------      -----------
Net loss per common share                   $    (2.37)                   $     (2.10)


                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
              UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                            SEPTEMBER 30, 1999
               (DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                            PRO FORMA      PRO FORMA
                                             HISTORICAL    ADJUSTMENTS    AS ADJUSTED
                                            ------------  -------------   ------------
        ASSETS
Current assets:
  Cash and cash equivalents                 $    1,949    $    6,650 (a)  $     8,149
                                                                (450)(e)
  Restricted cash                                   17                             17
  Accounts receivable, net                      13,823                         13,823
  Other current assets                           8,260             -            8,260
                                            ----------    ----------      -----------
      Total current assets                      24,049         6,200           30,249

Multi-client library, net                       24,363                         24,363
Property and equipment, net                     54,007                         54,007
Goodwill, net                                   35,531                         35,531
Debt issue costs, net                            3,955        (3,955)(c)            -
Other long-term assets                           1,653             -            1,653
                                            ----------    ----------      -----------
      Total assets                          $  143,558    $    2,245      $   145,803
                                            ==========    ==========      ===========

      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Current portion of long-term debt and
   capital lease obligations                     7,651                          7,651
   Accounts payable                              8,953                          8,953
   Accrued expenses and other current            5,500        (1,191)(d)        4,309
                                            ----------    ----------      -----------
      Total current liabilities                 22,104        (1,191)          20,913

Revolving line of credit-affiliate               7,500                          7,500
Long-term debt and capital
  lease obligations                            111,827      (100,000)(f)       12,485
                                                                 658 (f)
Unearned revenue                                 2,971                          2,971
Other liabilities and deferred credits           2,302             -            2,302
                                            ----------    ----------      -----------
      Total liabilities                        146,704      (100,533)          46,171


Stockholders' equity:
   8% exchangeable preferred stock               8,250         6,650 (a)            -
                                                                 293 (a)
                                                             (15,193)(b)

   8% convertible preferred stock                    -        15,193 (b)       81,384
                                                              65,000 (f)
                                                               1,191 (d)
   Common stock                                     14                             14
   Addditional paid-in capital                  41,757                         41,757
   Accumulated deficit                         (51,396)         (293)(a)      (21,752)
                                                              35,000 (f)
                                                                (658)(f)
                                                              (3,955)(c)
                                                                (450)(e)
Accumulated other comprehensive (loss)          (1,771)            -           (1,771)
                                            ----------    ----------      -----------
    Total stockholders' equity                  (3,146)      101,078           99,632
                                            ----------    ----------      -----------
        Total liabilities and
            stockholders' equity            $  143,558    $      545      $   145,803
                                            ==========    ==========      ===========


 The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                 NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                     FINANCIAL STATEMENTS (CONTINUED)

     The unaudited pro forma consolidated statements of operations give effect to the following adjustments necessary to reflect the exchange offer and subscription offering described on page F-47:

     (a) Reflects the elimination of interest expense on senior notes, including amortization of debt issuance costs and original issue discount assuming 100% of the outstanding senior notes are exchanged.

     (b) No income tax expense is computed on pro forma adjustments due to the Company's net operating loss carry-forward position.

     (c) Reflects preferred stock dividends related to 661,910 shares of 8% convertible preferred stock assuming the exchange of 100% of the outstanding senior notes.

     The unaudited pro forma consolidated balance sheet has been prepared to give effect to the following adjustments necessary to reflect the exchange offer and subscription offering described on page F-47:

     (a) Reflects the actual issuance, through the date of this prospectus, to Elliott Associates L.P. of an additional 66,500 shares of 8% exchangeable preferred stock at a price of $100 per share and related actual unpaid dividends of $293,000. As of the date of this prospectus, we have issued a total of 149,667 shares of 8% exchangeable preferred stock to Elliott at a price of $100 per share.

     (b)  Reflects  the  exchange   of   all   outstanding   shares  of  8%
          exchangeable  preferred  stock,  including  accrued  and   unpaid
          dividends thereon, for shares of 8% convertible preferred stock.

     (c) Reflects the write-off of the remaining unamortized debt issuance costs.

     (d) Reflects the offset of the accrued, but unpaid interest as of September 30, 1999, relating to the senior notes exchanged.

     (e) Reflects the payment of estimated expenses of the exchange offer and subscription offering.

     (f) Reflects the impact of the exchange offer assuming the exchange of 100% of the outstanding senior notes. Under this assumption and considering the exchange offer, we would issue 661,910 shares of new preferred stock with an aggregate liquidation value of $66,191,000. The result of the exchange would be an extraordinary gain of $30,387, net of the write-off of debt issuance costs.

                 GRANT GEOPHYSICAL, INC. AND SUBSIDIARIES
                 NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                     FINANCIAL STATEMENTS (CONTINUED)


     Adjustments (c), (d) and (f) assume that the maximum amount of senior notes are exchanged for new shares of 8% convertible preferred stock. If only 56.3% ($56.3 million face value) of the senior notes, representing senior notes owned by Elliott Associates, L.P., are exchanged, the adjustment related to debt issue costs and accrued expenses would be reduced to represent the 56.3% exchanged and the 8% convertible preferred stock would be reduced to give effect to the exchange offer. The difference between the carrying value of the senior notes and the 8% convertible preferred stock would be reflected as an increase to additional paid-in-capital due to the related party nature of the exchange. Assuming only 56.3% of the senior notes are exchanged, the historical cost of the following line items in the unaudited pro forma consolidated balance sheet at September 30, 1999 would be adjusted as follows:


                                                            PRO FORMA      PRO FORMA
                                             HISTORICAL    ADJUSTMENTS    AS ADJUSTED
                                            ------------  -------------   ------------
ASSETS

Cash                                        $    1,949         6,650 (a)  $     8,149
                                                                (450)(e)
Debt issue costs, net                            3,955        (2,227)(c)        1,728

LIABILITIES

Accrued expenses and other current
  liabilities                                    5,500          (671)(d)        4,829
Long-term debt and capital
  lease obligations                            111,827       (56,320)(f)       55,878
                                                                 371 (f)
STOCKHOLDERS' EQUITY

   8% exchangeable preferred stock               8,250         6,650 (a)            -
                                                                 293 (a)
                                                             (15,193)(b)

   8% convertible preferred stock                    -        36,608 (f)       52,472
                                                              15,193 (b)
                                                                 671 (d)

   Additional paid-in capital                   41,757        19,712 (f)       58,421
                                                                (371)(f)
                                                                (450)(e)
                                                              (2,227)(c)

   Accumulated deficit                         (51,396)         (293)(a)      (51,689)

     Note that the explanation for the notes are the same as described above, except that notes (c), (d) and (f) reflect the exchange assuming 56.3% rather than 100% of the senior notes are exchanged. The effects to the pro forma statements of operations for changes to interest expense and preferred dividends result in a pro forma net loss applicable to common shares of $32,124 and $6,017 and loss per common share of $2.21 and $0.42 for the nine month period ended September 30, 1999 and the year ended December 31, 1998, respectively.

     The effects of the exchange offer assuming 78.1% of the outstanding senior notes are exchanged would result in an extraordinary gain recognition of $23,750 in the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 1999. An extraordinary gain is recognized in lieu of additional paid-in-capital due to the substantial participation of third parties in the exchange offer. In addition, the 8% convertible preferred stock and the remaining long-term debt and capital lease obligations to unaffiliated third parties in the unaudited pro forma consolidated balance sheet as of September 30, 1999 would be adjusted to $66,928 and $34,182, respectively. The effects to the pro forma statements of operations for changes to interest expense and preferred dividends result in a pro forma net loss applicable to common shares of $31,316 and $4,704 and loss per common share of $2.16 and $0.33 for the nine month period ended September 30, 1999 and the year ended December 31, 1998, respectively.